ExxonMobil

2010

Financial Statements and Supplemental Information

For the Fiscal Year Ended December 31, 2010

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

For the fiscal year ended December 31, 2010

TABLE OF CONTENTS

BUSINESS PROFILE

Financial	Earnings After Income Taxes 2010	Earnings After Income Taxes 2009	Average Capital Employed 2010	Average Capital Employed 2009	Return on Average Capital Employed 2010	Return on Average Capital Employed 2009	Capital and Exploration Expenditures 2010	Capital and Exploration Expenditures 2009
	(millions of dollars)				*(percent)*		*(millions of dollars)*	
Upstream								
United States	$ 4,272	$ 2,893	$ 34,969	$ 15,865	12.2	18.2	$ 6,349	$ 3,585
Non-U.S.	19,825	14,214	68,318	57,336	29.0	24.8	20,970	17,119
Total	$24,097	$17,107	$103,287	$ 73,201	23.3	23.4	$27,319	$20,704
Downstream								
United States	$ 770	$ (153)	$ 6,154	$ 7,306	12.5	(2.1)	$ 982	$ 1,511
Non-U.S.	2,797	1,934	17,976	17,793	15.6	10.9	1,523	1,685
Total	$ 3,567	$ 1,781	$ 24,130	$ 25,099	14.8	7.1	$ 2,505	$ 3,196
Chemical								
United States	$ 2,422	$ 769	$ 4,566	$ 4,370	53.0	17.6	$ 279	$ 319
Non-U.S.	2,491	1,540	14,114	12,190	17.6	12.6	1,936	2,829
Total	$ 4,913	$ 2,309	$ 18,680	$ 16,560	26.3	13.9	$ 2,215	$ 3,148
Corporate and financing	(2,117)	(1,917)	(880)	10,190	–	–	187	44
Total	$30,460	$19,280	$145,217	$125,050	21.7	16.3	$32,226	$27,092

See Frequently Used Terms for a definition and calculation of capital employed and return on average capital employed.

Operating	2010	2009
	(thousands of barrels daily)	
Net liquids production		
United States	408	384
Non-U.S.	2,014	2,003
Total	2,422	2,387
	(millions of cubic feet daily)	
Natural gas production available for sale		
United States	2,596	1,275
Non-U.S.	9,552	7,998
Total	12,148	9,273
	(thousands of oil-equivalent barrels daily)	
Oil-equivalent production *(1)*	4,447	3,932

	2010	2009
	(thousands of barrels daily)	
Refinery throughput		
United States	1,753	1,767
Non-U.S.	3,500	3,583
Total	5,253	5,350
	(thousands of barrels daily)	
Petroleum product sales		
United States	2,511	2,523
Non-U.S.	3,903	3,905
Total	6,414	6,428
	(thousands of metric tons)	
Chemical prime product sales		
United States	9,815	9,649
Non-U.S.	16,076	15,176
Total	25,891	24,825

(1) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

FINANCIAL SUMMARY

	2010 *(1)*	2009	2008	2007	2006
	(millions of dollars, except per share amounts)				
Sales and other operating revenue *(2)*	$370,125	$301,500	$459,579	$390,328	$365,467
Earnings					
Upstream	$ 24,097	$ 17,107	$ 35,402	$ 26,497	$ 26,230
Downstream	3,567	1,781	8,151	9,573	8,454
Chemical	4,913	2,309	2,957	4,563	4,382
Corporate and financing	(2,117)	(1,917)	(1,290)	(23)	434
Net income attributable to ExxonMobil	$ 30,460	$ 19,280	$ 45,220	$ 40,610	$ 39,500
Earnings per common share	$ 6.24	$ 3.99	$ 8.70	$ 7.31	$ 6.64
Earnings per common share – assuming dilution	$ 6.22	$ 3.98	$ 8.66	$ 7.26	$ 6.60
Cash dividends per common share	$ 1.74	$ 1.66	$ 1.55	$ 1.37	$ 1.28
Earnings to average ExxonMobil share of equity (percent)	23.7	17.3	38.5	34.5	35.1
Working capital	$ (3,649)	$ 3,174	$ 23,166	$ 27,651	$ 26,960
Ratio of current assets to current liabilities (times)	0.94	1.06	1.47	1.47	1.55
Additions to property, plant and equipment	$ 74,156	$ 22,491	$ 19,318	$ 15,387	$ 15,462
Property, plant and equipment, less allowances	$199,548	$139,116	$121,346	$120,869	$113,687
Total assets	$302,510	$233,323	$228,052	$242,082	$219,015
Exploration expenses, including dry holes	$ 2,144	$ 2,021	$ 1,451	$ 1,469	$ 1,181
Research and development costs	$ 1,012	$ 1,050	$ 847	$ 814	$ 733
Long-term debt	$ 12,227	$ 7,129	$ 7,025	$ 7,183	$ 6,645
Total debt	$ 15,014	$ 9,605	$ 9,425	$ 9,566	$ 8,347
Fixed-charge coverage ratio (times)	42.2	25.8	54.6	51.6	47.8
Debt to capital (percent)	9.0	7.7	7.4	7.1	6.6
Net debt to capital (percent) *(3)*	4.5	(1.0)	(23.0)	(24.0)	(20.4)
ExxonMobil share of equity at year end	$146,839	$110,569	$112,965	$121,762	$113,844
ExxonMobil share of equity per common share	$ 29.48	$ 23.39	$ 22.70	$ 22.62	$ 19.87
Weighted average number of common shares outstanding (millions)	4,885	4,832	5,194	5,557	5,948
Number of regular employees at year end (thousands) *(4)*	83.6	80.7	79.9	80.8	82.1
CORS employees not included above (thousands) *(5)*	20.1	22.0	24.8	26.3	24.3

(1) See Note 19: Acquisition of XTO Energy Inc.

(2) Sales and other operating revenue includes sales-based taxes of $28,547 million for 2010, $25,936 million for 2009, $34,508 million for 2008, $31,728 million for 2007 and $30,381 million for 2006.

(3) Debt net of cash, excluding restricted cash.

(4) Regular employees are defined as active executive, management, professional, technical and wage employees who work full time or part time for the Corporation and are covered by the Corporation's benefit plans and programs.

(5) CORS employees are employees of company-operated retail sites.

FREQUENTLY USED TERMS

Listed below are definitions of several of ExxonMobil's key business and financial performance measures. These definitions are provided to facilitate understanding of the terms and their calculation.

CASH FLOW FROM OPERATIONS AND ASSET SALES

Cash flow from operations and asset sales is the sum of the net cash provided by operating activities and proceeds from sales of subsidiaries, investments and property, plant and equipment from the Consolidated Statement of Cash Flows. This cash flow reflects the total sources of cash from both operating the Corporation's assets and from the divesting of assets. The Corporation employs a long-standing and regular disciplined review process to ensure that all assets are contributing to the Corporation's strategic objectives. Assets are divested when they are no longer meeting these objectives or are worth considerably more to others. Because of the regular nature of this activity, we believe it is useful for investors to consider sales proceeds together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities, including shareholder distributions.

Cash flow from operations and asset sales	2010	2009	2008
		(millions of dollars)	
Net cash provided by operating activities	$ 48,413	$ 28,438	$ 59,725
Sales of subsidiaries, investments and property, plant and equipment	3,261	1,545	5,985
Cash flow from operations and asset sales	$ 51,674	$ 29,983	$ 65,710

CAPITAL EMPLOYED

Capital employed is a measure of net investment. When viewed from the perspective of how the capital is used by the businesses, it includes ExxonMobil's net share of property, plant and equipment and other assets less liabilities, excluding both short-term and long-term debt. When viewed from the perspective of the sources of capital employed in total for the Corporation, it includes ExxonMobil's share of total debt and equity. Both of these views include ExxonMobil's share of amounts applicable to equity companies, which the Corporation believes should be included to provide a more comprehensive measure of capital employed.

Capital employed	2010	2009	2008
		(millions of dollars)	
Business uses: asset and liability perspective			
Total assets	$302,510	$233,323	$228,052
Less liabilities and noncontrolling interests share of assets and liabilities			
Total current liabilities excluding notes and loans payable	(59,846)	(49,585)	(46,700)
Total long-term liabilities excluding long-term debt	(74,971)	(58,741)	(54,404)
Noncontrolling interests share of assets and liabilities	(6,532)	(5,642)	(6,044)
Add ExxonMobil share of debt-financed equity company net assets	4,875	5,043	4,798
Total capital employed	$166,036	$124,398	$125,702
Total corporate sources: debt and equity perspective			
Notes and loans payable	$ 2,787	$ 2,476	$ 2,400
Long-term debt	12,227	7,129	7,025
ExxonMobil share of equity	146,839	110,569	112,965
Less noncontrolling interests share of total debt	(692)	(819)	(1,486)
Add ExxonMobil share of equity company debt	4,875	5,043	4,798
Total capital employed	$166,036	$124,398	$125,702

RETURN ON AVERAGE CAPITAL EMPLOYED

Return on average capital employed (ROCE) is a performance measure ratio. From the perspective of the business segments, ROCE is annual business segment earnings divided by average business segment capital employed (average of beginning and end-of-year amounts). These segment earnings include ExxonMobil's share of segment earnings of equity companies, consistent with our capital employed definition, and exclude the cost of financing. The Corporation's total ROCE is net income attributable to ExxonMobil excluding the after-tax cost of financing, divided by total corporate average capital employed. The Corporation has consistently applied its ROCE definition for many years and views it as the best measure of historical capital productivity in our capital-intensive, long-term industry, both to evaluate management's performance and to demonstrate to shareholders that capital has been used wisely over the long term. Additional measures, which are more cash flow-based, are used to make investment decisions.

Return on average capital employed	2010	2009	2008
		(millions of dollars)	
Net income attributable to ExxonMobil	$ 30,460	$ 19,280	$ 45,220
Financing costs (after tax)			
Gross third-party debt	(803)	(303)	(343)
ExxonMobil share of equity companies	(333)	(285)	(325)
All other financing costs – net	35	(483)	1,485
Total financing costs	(1,101)	(1,071)	817
Earnings excluding financing costs	$ 31,561	$ 20,351	$ 44,403
Average capital employed	$145,217	$125,050	$129,683
Return on average capital employed – corporate total	21.7%	16.3%	34.2%

QUARTERLY INFORMATION

	2010					2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Volumes										
Production of crude oil and					*(thousands of barrels daily)*					
natural gas liquids, synthetic oil and bitumen	2,414	2,325	2,421	2,526	2,422	2,476	2,346	2,335	2,393	2,387
Refinery throughput	5,156	5,192	5,364	5,298	5,253	5,381	5,290	5,352	5,379	5,350
Petroleum product sales	6,195	6,304	6,595	6,555	6,414	6,434	6,487	6,301	6,489	6,428
Natural gas production					*(millions of cubic feet daily)*					
available for sale	11,689	10,025	12,192	14,652	12,148	10,187	8,041	8,155	10,717	9,273
					(thousands of oil-equivalent barrels daily)					
Oil-equivalent production *(1)*	4,362	3,996	4,453	4,968	4,447	4,174	3,686	3,694	4,179	3,932
					(thousands of metric tons)					
Chemical prime product sales	6,488	6,496	6,558	6,349	25,891	5,527	6,267	6,356	6,675	24,825
Summarized financial data										
Sales and other operating					*(millions of dollars)*					
revenue *(2)*	$ 87,037	89,693	92,353	101,042	370,125	$ 62,128	72,167	80,090	87,115	301,500
Gross profit *(3)*	$ 28,537	29,482	30,652	32,943	121,614	$ 23,562	24,231	27,377	28,580	103,750
Net income attributable to ExxonMobil	$ 6,300	7,560	7,350	9,250	30,460	$ 4,550	3,950	4,730	6,050	19,280
Per share data					*(dollars per share)*					
Earnings per common share *(4)*	$ 1.33	1.61	1.44	1.86	6.24	$ 0.92	0.82	0.98	1.27	3.99
Earnings per common share – assuming dilution *(4)*	$ 1.33	1.60	1.44	1.85	6.22	$ 0.92	0.81	0.98	1.27	3.98
Dividends per common share	$ 0.42	0.44	0.44	0.44	1.74	$ 0.40	0.42	0.42	0.42	1.66
Common stock prices										
High	$ 70.60	70.00	62.99	73.69	73.69	$ 82.73	74.83	72.79	76.54	82.73
Low	$ 63.56	56.92	55.94	61.80	55.94	$ 61.86	64.50	64.46	66.11	61.86

(1) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

(2) Includes amounts for sales-based taxes.

(3) Gross profit equals sales and other operating revenue less estimated costs associated with products sold.

(4) Computed using the average number of shares outstanding during each period. The sum of the four quarters may not add to the full year.

The price range of ExxonMobil common stock is as reported on the composite tape of the several U.S. exchanges where ExxonMobil common stock is traded. The principal market where ExxonMobil common stock (XOM) is traded is the New York Stock Exchange, although the stock is traded on other exchanges in and outside the United States.

There were 507,028 registered shareholders of ExxonMobil common stock at December 31, 2010. At January 31, 2011, the registered shareholders of ExxonMobil common stock numbered 505,330.

On January 26, 2011, the Corporation declared a $0.44 dividend per common share, payable March 10, 2011.

FUNCTIONAL EARNINGS

	2010	2009	2008
	(millions of dollars, except per share amounts)		
Earnings (U.S. GAAP)			
Upstream			
United States	$ 4,272	$ 2,893	$ 6,243
Non-U.S.	19,825	14,214	29,159
Downstream			
United States	770	(153)	1,649
Non-U.S.	2,797	1,934	6,502
Chemical			
United States	2,422	769	724
Non-U.S.	2,491	1,540	2,233
Corporate and financing	(2,117)	(1,917)	(1,290)
Net income attributable to ExxonMobil	$30,460	$19,280	$45,220
Earnings per common share	$ 6.24	$ 3.99	$ 8.70
Earnings per common share – assuming dilution	$ 6.22	$ 3.98	$ 8.66
Special items included in earnings			
Non-U.S. Upstream			
Gain on German natural gas transportation business sale	$ –	$ –	$ 1,620
Corporate and financing			
Valdez litigation	$ –	$ (140)	$ (460)

References in this discussion to total corporate earnings mean net income attributable to ExxonMobil (U.S. GAAP) from the consolidated income statement. Unless otherwise indicated, references to earnings, special items, Upstream, Downstream, Chemical and Corporate and Financing segment earnings, and earnings per share are ExxonMobil's share after excluding amounts attributable to noncontrolling interests.

FORWARD-LOOKING STATEMENTS

Statements in this discussion regarding expectations, plans and future events or conditions are forward-looking statements. Actual future results, including demand growth and energy source mix; capacity increases; production growth and mix; rates of field decline; financing sources; the resolution of contingencies and uncertain tax positions; environmental and capital expenditures; could differ materially depending on a number of factors, such as changes in the supply of and demand for crude oil, natural gas, and petroleum and petrochemical products; the outcome of commercial negotiations; political or regulatory events, and other factors discussed herein and in Item 1A of ExxonMobil's 2010 Form 10-K.

OVERVIEW

The following discussion and analysis of ExxonMobil's financial results, as well as the accompanying financial statements and related notes to consolidated financial statements to which they refer, are the responsibility of the management of Exxon Mobil Corporation. The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, manufacturing and marketing of hydrocarbons and hydrocarbon-based products. The Corporation's business model involves the production (or purchase), manufacture and sale of physical products, and all commercial activities are directly in support of the underlying physical movement of goods.

ExxonMobil, with its resource base, financial strength, disciplined investment approach and technology portfolio, is well-positioned to participate in substantial investments to develop new energy supplies. While commodity prices are volatile on a short-term basis and depend on supply and demand, ExxonMobil's investment decisions are based on our long-term business outlook, using a disciplined approach in selecting and pursuing the most attractive investment opportunities. The corporate plan is a fundamental annual management process that is the basis for setting near-term operating and capital objectives in addition to providing the longer-term economic assumptions used for investment evaluation purposes. Volumes are based on individual field production profiles, which are also updated annually. Prices for crude oil, natural gas and refined products are based on corporate plan assumptions developed annually by major region and are utilized for investment evaluation purposes. Potential investment opportunities are tested over a wide range of economic scenarios to establish the resiliency of each opportunity. Once investments are made, a reappraisal process is completed to ensure relevant lessons are learned and improvements are incorporated into future projects.

BUSINESS ENVIRONMENT AND RISK ASSESSMENT

Long-Term Business Outlook

By 2030, the world's population is projected to grow to approximately 8 billion people, or about 1.5 billion more than in 2005. Coincident with this population increase, the Corporation expects worldwide economic growth to average 2.8 percent per year. This combination of population and economic growth is expected to lead to an increase in primary energy demand of about 35 percent by 2030 versus 2005, even with substantial efficiency gains around the world. This demand increase is expected to be concentrated in developing countries (i.e., those that are not member nations of the Organization for Economic Cooperation and Development).

As economic progress drives demand higher, increasing penetration of energy-efficient and lower-emission fuels, technologies and practices are expected to contribute to significantly lower levels of energy consumption and emissions per unit of economic output over time. Efficiency gains will result from anticipated improvements in the transportation and power generation sectors, driven by the introduction of new technologies, as well as many other improvements that span the residential, commercial and industrial sectors.

Energy for transportation – including cars, trucks, ships, trains and airplanes – is expected to increase by nearly 40 percent from 2005 to 2030. The global growth in transportation demand is likely to account for approximately 80 percent of the growth in oil demand over this period. Nearly all the world's transportation fleets will continue to run on liquid fuels because they provide a large quantity of energy in small volumes, making them easy to transport and widely available.

Demand for electricity around the world will grow significantly through 2030. Consistent with this projection, power generation will remain the largest and fastest-growing major segment of global energy demand. Meeting the expected growth in power demand will require a diverse set of energy sources. Natural gas demand will grow most significantly and gain the most market share, although coal demand will also grow and retain the largest share through 2030 despite also losing share to nuclear and wind.

Liquid fuels provide the largest share of energy supply today due to their availability, affordability and ease of transport. By 2030, global demand for liquids is expected to grow to approximately 103 million barrels of oil-equivalent per day, an increase of more than 20 percent from 2005. Global demand for liquid fuels will be met by a wide variety of sources. Conventional non-OPEC crude and condensate production is expected to remain relatively flat through 2030. However, growth is expected from a number of supply sources, including biofuels, oil sands and natural gas liquids, as well as crude oil from OPEC countries. While the world's resource base is sufficient to meet projected demand, access to resources and timely investments will remain critical to meeting global needs with reliable, affordable supplies.

Increases in natural gas demand in North America, Europe and Asia Pacific will require new sources of supply. Helping meet these needs will be additional local supplies of unconventional natural gas – the result of recent improvements in technologies used to tap these hard-to-produce resources – as well as imports. The growing need for natural gas imports will have a dramatic impact on the worldwide liquefied natural gas (LNG) market, which is expected to approximately triple in volume from 2005 to 2030.

The world's energy mix is highly diverse and will remain so through 2030. Oil is expected to remain the largest source of energy supply at close to 32 percent. From 2005 to 2030, natural gas is expected to grow the fastest of the major energy types and overtake coal as the second-largest energy source. Nuclear power is projected to grow significantly, on par with coal in terms of absolute growth and surpassing biomass as the fourth-largest source of energy. Hydro and geothermal will also grow, though remain limited by the availability of natural sites. Wind, solar and biofuels are expected to grow at close to 10 percent per year on average, the highest growth rate of all fuels, and are projected to reach approximately 2.5 percent of world energy by 2030.

The Corporation anticipates that the world's available oil and gas resource base will grow not only from new discoveries, but also from reserve increases in previously discovered fields. Technology will underpin these increases. The cost to develop and supply these resources will be significant. According to the International Energy Agency, the investment required to meet total oil and gas energy needs worldwide over the period 2010-2035 will be approximately $15 trillion (measured in 2009 dollars) or close to $580 billion per year on average.

International accords and underlying regional and national regulations for greenhouse gas reduction are evolving with uncertain timing and outcome, making it difficult to predict their business impact. ExxonMobil includes estimates of potential costs related to possible public policies covering energy-related greenhouse gas emissions in its long-term Energy Outlook, which is used for assessing the business environment and in its investment evaluations.

The information provided in the Long-Term Business Outlook includes ExxonMobil's internal estimates and forecasts based upon internal data and analyses as well as publicly available information from external sources including the International Energy Agency.

Upstream

ExxonMobil continues to maintain a large portfolio of exploration and development opportunities, which enables the Corporation to be selective, maximizing shareholder value and mitigating political and technical risks. ExxonMobil's fundamental Upstream business strategies guide our global exploration, development, production, and gas and power marketing activities. These strategies include identifying and selectively pursuing the highest quality exploration opportunities, investing in projects that deliver superior returns, maximizing profitability of existing oil and gas production, and capitalizing on growing natural gas and power markets. These strategies are underpinned by a relentless focus on operational excellence, commitment to innovative technologies, development of our employees and investment in the communities in which we operate.

As future development projects and drilling activities bring new production online, the Corporation expects a shift in the geographic mix of its production volumes between now and 2015. Oil and natural gas output from North America is expected to increase over the next five years based on current capital activity plans. Currently, this growth area accounts for 27 percent of the Corporation's production. By 2015, it is expected to generate about 35 percent of total volumes. The remainder of the Corporation's production is expected to be sourced from Asia, Europe, Africa and Australia, with contributions from both established operations and new projects.

In addition to an evolving geographic mix, there will also be continued change in the type of opportunities from which volumes are produced. Production from diverse resource types utilizing specialized technologies such as arctic technology, deepwater drilling and production systems, heavy oil recovery processes, unconventional gas production and LNG is expected to grow from about 40 percent to around 55 percent of the Corporation's output between now and 2015. We do not anticipate that the expected change in the geographic mix of production volumes, and in the types of opportunities from which volumes will be produced, will have a material impact on the nature and the extent of the risks disclosed in Item 1A of ExxonMobil's 2010 Form 10-K, or result in a material change in our level of unit operating expenses. The Corporation's overall volume capacity outlook, based on projects coming onstream as anticipated, is for production capacity to grow over the period 2011-2015. However, actual volumes will vary from year to year due to the timing of individual project start-ups and other capital activities, operational outages, reservoir performance, performance of enhanced oil recovery projects, regulatory changes, asset sales, weather events, price effects under production sharing contracts and other factors described in Item 1A of ExxonMobil's 2010 Form 10-K. Enhanced oil recovery projects extract hydrocarbons from reservoirs in excess of that which may be produced through primary recovery, i.e., through pressure depletion or natural aquifer support. They include the injection of water, gases or chemicals into a reservoir to produce hydrocarbons otherwise unobtainable.

Downstream

ExxonMobil's Downstream is a large, diversified business with refining and marketing complexes around the world. The Corporation has a strong presence in mature markets in North America and Europe, as well as the growing Asia Pacific region. ExxonMobil's fundamental Downstream business strategies position the company to deliver long-term growth in shareholder value that is superior to competition across a range of market conditions. These strategies include maintaining best-in-class operations in all aspects of the business, maximizing value from leading-edge technologies, capitalizing on integration across ExxonMobil businesses, selectively investing for resilient, advantaged returns, leading the industry in efficiency and effectiveness, and providing quality, valued products and services to customers.

ExxonMobil has an ownership interest in 36 refineries, located in 21 countries, with distillation capacity of 6.3 million barrels per day and lubricant basestock manufacturing capacity of about 131 thousand barrels per day. ExxonMobil's fuels and lubes marketing business portfolios include operations around the world, with multiple channels to market serving a globally diverse customer base.

The downstream industry environment remains challenging. Although demand for refined products has improved from the lower levels in 2009 due to the recent global economic recession, we expect the challenging business environment to continue, reflecting the increase in global refining capacity and regulatory-related policies. Over the prior 20-year period, inflation-adjusted refining margins have been flat.

Refining margins are largely driven by differences in commodity prices and are a function of the difference between what a refinery pays for its raw materials (primarily crude oil) and the market prices for the range of products produced (primarily gasoline, heating oil, diesel oil, jet fuel and fuel oil). Crude oil and many products are widely traded with published prices, including those quoted on multiple exchanges around the world (e.g., New York Mercantile Exchange and Intercontinental Exchange). Prices for these commodities are determined by the global marketplace and are influenced by many factors, including global and regional supply/demand balances, inventory levels, refinery operations, import/export balances, currency fluctuations, seasonal demand, weather and political climate.

ExxonMobil's long-term outlook is that refining margins will remain weak as competition in the refining industry remains intense and, in the near term, new capacity additions outpace the growth in global demand. Additionally, as described in more detail in Item 1A of ExxonMobil's 2010 Form 10-K, proposed carbon policy and other climate-related regulations in many countries, as well as the continued growth in biofuels mandates, could have negative impacts on the refining business.

In the retail fuels marketing business, competition continues to cause inflation-adjusted margins to decline. In 2010, ExxonMobil progressed the transition of the direct served (i.e., dealer, company-operated) retail network in the U.S. to a branded distributor model. This transition was announced in 2008 and will be a multiyear process.

ExxonMobil takes a disciplined approach to managing the Downstream capital employed. The Downstream portfolio is continually evaluated during all parts of the business cycle, and numerous asset divestments have been made over the past decade. When investing in the Downstream, ExxonMobil remains focused on selective and resilient projects. These investments capitalize on the Corporation's world-class scale and integration, industry-leading efficiency, leading-edge technology and respected brands, enabling ExxonMobil to take advantage of attractive emerging-growth opportunities around the globe. In 2010, ExxonMobil invested over $1 billion in three refineries to increase the supply of cleaner-burning diesel by about 140 thousand barrels per day. The company completed construction of new units and modification of existing facilities at its Baton Rouge, Louisiana; Baytown, Texas; and Antwerp, Belgium, refineries. In addition, construction has commenced at the Sriracha, Thailand, refinery to produce lower sulfur diesel and gasoline to meet upcoming product specifications in Thailand. Completion is expected in the fourth quarter of 2011. At the Jurong/PAC refinery in Singapore, plans are under way to build a new diesel hydrotreater, which will add a capacity of more than 2 million gallons per day to meet increasing demand in the Asia Pacific region.

Chemical

Worldwide petrochemical demand recovered from the economic downturn in 2008 and the first half of 2009. Tighter industry supply/demand balances throughout the year supported improved industry margins, particularly in the U.S. Asia Pacific commodity margins were lower, reflecting the start-up of significant new industry capacity in the region.

ExxonMobil benefited from continued operational excellence and a balanced portfolio of products. In addition to being a worldwide supplier of commodity petrochemical products, ExxonMobil Chemical also has a number of less-cyclical business lines, which delivered strong results in 2010. Chemical's competitive advantages are due to its business mix, broad geographic coverage, investment and cost discipline, integration with refineries or upstream gas processing facilities, superior feedstock management, leading proprietary technology and product application expertise.

REVIEW OF 2010 AND 2009 RESULTS

	2010	2009	2008
	(millions of dollars)		
Earnings (U.S. GAAP)	$30,460	$19,280	$45,220

2010

Earnings in 2010 of $30,460 million increased $11,180 million from 2009. Earnings for 2010 did not include any special items.

2009

Earnings in 2009 of $19,280 million decreased $25,940 million from 2008. Earnings for 2009 included an after-tax special charge of $140 million for interest related to the Valdez punitive damages award.

Upstream

	2010	2009	2008
	(millions of dollars)		
Upstream			
United States	$ 4,272	$ 2,893	$ 6,243
Non-U.S.	19,825	14,214	29,159
Total	$24,097	$17,107	$35,402

2010

Upstream earnings were $24,097 million, up $6,990 million from 2009. Higher realizations increased earnings approximately $6.5 billion. Higher volumes increased earnings by $1.2 billion, while all other items, including higher operating costs, decreased earnings by $690 million. On an oil-equivalent basis, production was up 13 percent compared to 2009. Excluding the impacts of entitlement volumes, OPEC quota effects and divestments, production was up 14 percent. Liquids production of 2,422 kbd (thousands of barrels per day) increased 35 kbd compared with 2009. Excluding the impacts of entitlement volumes, OPEC quota effects and divestments, liquids production increased 2 percent from 2009, as project ramp-ups in Qatar were offset by net field decline. Natural gas production of 12,148 mcfd (millions of cubic feet per day) increased 2,875 mcfd from 2009, driven by higher volumes from Qatar projects and additional U.S. unconventional gas volumes. Earnings from U.S. Upstream operations for 2010 were $4,272 million, an increase of $1,379 million from 2009. Non-U.S. Upstream earnings were $19,825 million, up $5,611 million from 2009.

2009

Upstream earnings for 2009 were $17,107 million, down $18,295 million from 2008, including the absence of an after-tax special gain in 2008 of $1,620 million from the sale of a natural gas transportation business in Germany. Lower crude oil and natural gas realizations reduced earnings $15.2 billion. Volume and mix effects increased earnings $700 million. Higher operating expenses and increased exploration activities decreased earnings $1.4 billion. Lower gains on asset divestments reduced earnings approximately $900 million. Oil-equivalent production increased slightly versus 2008, including impacts from entitlement effects, quotas and divestments. Excluding these items, oil-equivalent production was up about 2 percent. Liquids production of 2,387 kbd decreased 18 kbd. Production increases from new projects in the U.S., Qatar and Africa along with higher volumes in Kazakhstan were offset by field decline. Natural gas production of 9,273 mcfd increased 178 mcfd from 2008. Higher volumes from projects in Qatar were partially offset by field decline. Earnings from U.S. Upstream operations for 2009 were $2,893 million, a decrease of $3,350 million. Earnings outside the U.S. for 2009 of $14,214 million declined $14,945 million.

Downstream

	2010	2009	2008
	(millions of dollars)		
Downstream			
United States	$ 770	$ (153)	$1,649
Non-U.S.	2,797	1,934	6,502
Total	$3,567	$1,781	$8,151

2010

Downstream earnings of $3,567 million were $1,786 million higher than 2009. Higher industry refining margins increased earnings by $1.2 billion. Positive volume and mix effects increased earnings by $420 million, while all other items, including lower operating expenses, increased earnings by $210 million. Petroleum product sales of 6,414 kbd decreased 14 kbd. U.S. Downstream earnings were $770 million, up $923 million from 2009. Non-U.S. Downstream earnings were $2,797 million, $863 million higher than 2009.

2009

Downstream earnings were $1,781 million, down $6.4 billion from 2008. Weaker margins reduced earnings $5.1 billion. Lower divestment activity reduced earnings about $1.0 billion. Volumes decreased earnings approximately $300 million. Petroleum product sales of 6,428 kbd decreased 333 kbd, mainly reflecting asset divestments and lower demand. Refinery throughput was 5,350 kbd, down 66 kbd from 2008. Earnings from the U.S. Downstream were $1,802 million lower than in 2008. Non-U.S. Downstream earnings were $1,934 million, down $4,568 million from 2008.

Chemical

	2010	2009	2008
	(millions of dollars)		
Chemical			
United States	$2,422	$ 769	$ 724
Non-U.S.	2,491	1,540	2,233
Total	$4,913	$2,309	$2,957

2010

Chemical earnings were a record $4,913 million, up $2,604 million from 2009. Improved margins increased earnings by $2.0 billion while higher volumes increased earnings $380 million. Prime product sales of 25,891 kt were up 1,066 kt from 2009. Prime product sales are total chemical product sales, including ExxonMobil's share of equity-company volumes and finished product transfers to the Downstream business. U.S. Chemical earnings of $2,422 million increased $1,653 million. Non-U.S. Chemical earnings of $2,491 million increased $951 million.

2009

Earnings declined $648 million versus 2008 to a total of $2,309 million. Weaker margins reduced earnings by $340 million, mostly in commodities. Lower volumes decreased earnings $190 million. All other items, including unfavorable foreign exchange impacts, reduced earnings $115 million. Prime product sales of 24,825 kt decreased 157 kt from 2008. U.S. Chemical earnings of $769 million increased $45 million. Non-U.S. Chemical earnings were $1,540 million, down $693 million.

Corporate and Financing

	2010	2009	2008
	(millions of dollars)		
Corporate and financing	$(2,117)	$(1,917)	$(1,290)

2010

Corporate and financing expenses were $2,117 million, up $200 million from 2009 mainly due to a tax charge related to the U.S. health care legislation during the first quarter of 2010 and financing activities, partially offset by the absence of a 2009 charge for interest related to the Valdez punitive damages award.

2009

Corporate and financing expenses of $1,917 million in 2009 increased $627 million, primarily due to lower interest income.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	2010	2009	2008
	(millions of dollars)		
Net cash provided by/(used in)			
Operating activities	$48,413	$ 28,438	$59,725
Investing activities	(24,204)	(22,419)	(15,499)
Financing activities	(26,924)	(27,283)	(44,027)
Effect of exchange rate changes	(153)	520	(2,743)
Increase/(decrease) in cash and cash equivalents	$ (2,868)	$(20,744)	$ (2,544)
	(Dec. 31)		
Cash and cash equivalents	$ 7,825	$ 10,693	$31,437
Cash and cash equivalents – restricted	628	–	–
Total cash and cash equivalents	$ 8,453	$ 10,693	$31,437

Total cash and cash equivalents were $8.5 billion at the end of 2010, $2.2 billion lower than the prior year. Higher earnings and reduced share purchases were offset by a higher level of capital spending and increased level of debt repurchases. Included in total cash and cash equivalents at year-end 2010 was $0.6 billion of restricted cash.

Cash and cash equivalents were $10.7 billion at the end of 2009, $20.7 billion lower than the prior year, reflecting lower earnings and a higher level of capital spending partially offset by a lower level of purchases of ExxonMobil shares. Cash flows from operating, investing and financing activities are discussed below. For additional details, see the Consolidated Statement of Cash Flows.

Although the Corporation has access to significant capacity of long-term and short-term liquidity, internally generated funds cover the majority of its financial requirements. The management of cash that may be temporarily available as surplus to the Corporation's immediate needs is carefully controlled to ensure it is secure and readily available to meet the Corporation's cash requirements and to optimize returns on the cash balances.

To support cash flows in future periods the Corporation will need to continually find and develop new fields, and continue to develop and apply new technologies and recovery processes to existing fields, in order to maintain or increase production. After a period of production at plateau rates, it is the nature of oil and gas fields eventually to produce at declining rates for the remainder of their economic life. Averaged over all the Corporation's existing oil and gas fields and without new projects, ExxonMobil's production is expected to decline at an average of approximately 3 percent per year over the next few years. Decline rates can vary widely by individual field due to a number of factors, including, but not limited to, the type of reservoir, fluid properties, recovery mechanisms, work activity, and age of the field. Furthermore, the Corporation's net interest in production for individual fields can vary with price and contractual terms.

The Corporation has long been successful at offsetting the effects of natural field decline through disciplined investments in quality opportunities and project execution. Over the last decade, this has resulted in net annual additions to proved reserves that have exceeded the amount produced. Projects are in progress or planned to increase production capacity. However, these volume increases are subject to a variety of risks including project start-up timing, operational outages, reservoir performance, crude oil and natural gas prices, weather events, and regulatory changes. The Corporation's cash flows are also highly dependent on crude oil and natural gas prices. Please refer to Item 1A. Risk Factors for a more complete discussion of risks.

The Corporation's financial strength enables it to make large, long-term capital expenditures. Capital and exploration expenditures in 2010 were $32.2 billion, reflecting the Corporation's continued active investment program. The Corporation expects annual expenditures to range from $33 billion to $37 billion for the next several years. Actual spending could vary depending on the progress of individual projects. The Corporation has a large and diverse portfolio of development projects and exploration opportunities, which helps mitigate the overall political and technical risks of the Corporation's Upstream segment and associated cash flow. Further, due to its financial strength, debt capacity and diverse portfolio of opportunities, the risk associated with failure or delay of any single project would not have a significant impact on the Corporation's liquidity or ability to generate sufficient cash flows for operations and its fixed commitments. The purchase and sale of oil and gas properties have not had a significant impact on the amount or timing of cash flows from operating activities.

Cash Flow from Operating Activities

2010

Cash provided by operating activities totaled $48.4 billion in 2010, $20.0 billion higher than 2009. The major source of funds was net income including noncontrolling interests of $31.4 billion, adjusted for the noncash provision of $14.8 billion for depreciation and depletion, both of which increased. The net effects of changes in prices and the timing of collection of accounts receivable and of payments of accounts and other payables and of income taxes payable increased cash provided by operating activities in 2010 compared to a decrease in 2009, and resulted in net working capital of $(3.6) billion as total current liabilities of $62.6 billion exceeded total current assets of $59.0 billion at year-end 2010.

2009

Cash provided by operating activities totaled $28.4 billion in 2009, $31.3 billion lower than 2008. The major source of funds was net income including noncontrolling interests of $19.7 billion, adjusted for the noncash provision of $11.9 billion for depreciation and depletion, both of which declined. Pension fund contributions in 2009 of $4.5 billion increased from $1.0 billion in 2008. The net effects of changes in prices and the timing of collection of accounts receivable and of payments of accounts and other payables and of income taxes payable reduced cash provided by operating activities in 2009 compared to an increase in 2008.

Cash Flow from Investing Activities

2010

Cash used in investment activities netted to $24.2 billion in 2010, $1.8 billion higher than in 2009. Spending for property, plant and equipment of $26.9 billion increased $4.4 billion from 2009. Proceeds from the sale of subsidiaries, investments and property, plant and equipment of $3.3 billion in 2010 compared to $1.5 billion in 2009, the increase reflecting the sale of some U.S. service stations and Upstream Gulf of Mexico and other producing properties.

2009

Cash used in investing activities netted to $22.4 billion in 2009, $6.9 billion higher than in 2008. Spending for property, plant and equipment of $22.5 billion in 2009 increased $3.2 billion from 2008. Proceeds from the sales of subsidiaries, investments and property, plant and equipment of $1.5 billion in 2009 compared to $6.0 billion in 2008, the decrease reflecting the absence of the sale of the natural gas transportation business in Germany and lower sales of Downstream assets and investments.

Cash Flow from Financing Activities

2010

Cash used in financing activities was $26.9 billion in 2010, $0.4 billion lower than 2009. Dividend payments on common shares increased to $1.74 per share from $1.66 per share and totaled $8.5 billion, a pay-out of 28 percent. Total debt increased to $15.0 billion at year end, an increase of $5.4 billion from 2009, primarily as a result of debt assumed with the XTO merger.

ExxonMobil share of equity increased $36.3 billion to $146.8 billion. The addition to equity for earnings of $30.5 billion and the issuance of stock for the XTO merger of $24.7 billion was partially offset by reductions to equity for distributions to ExxonMobil shareholders of $8.5 billion of dividends and $11.2 billion of purchases of shares of ExxonMobil stock to reduce shares outstanding.

During 2010, Exxon Mobil Corporation issued 416 million shares for the XTO merger. Exxon Mobil Corporation purchased 199 million shares of its common stock for the treasury at a gross cost of $13.1 billion. These purchases were to reduce the number of shares outstanding and to offset shares issued in conjunction with company benefit plans and programs. Shares outstanding increased by 5.3 percent from 4,727 million at the end of 2009 to 4,979 million at the end of 2010. Purchases were made in both the open market and negotiated transactions. Purchases may be increased, decreased or discontinued at any time without prior notice.

2009

Cash used in financing activities was $27.3 billion in 2009, $16.7 billion lower than 2008, reflecting a lower level of purchases of ExxonMobil shares. Dividend payments on common shares increased to $1.66 per share from $1.55 per share and totaled $8.0 billion, a pay-out of 42 percent. Total consolidated short-term and long-term debt increased

$0.2 billion to $9.6 billion at year-end 2009.

ExxonMobil share of equity decreased $2.4 billion in 2009, to $110.6 billion. The addition to equity for earnings of $19.3 billion was more than offset by reductions for distributions to ExxonMobil shareholders of $8.0 billion of dividends and $18.0 billion of purchases of shares of ExxonMobil stock to reduce shares outstanding. Equity, and net assets and liabilities, increased $3.3 billion, representing the foreign exchange translation effects of generally stronger foreign currencies at the end of 2009 on ExxonMobil's operations outside the United States. The change in the funded status of the postretirement benefits reserves in 2009 increased equity by $1.2 billion.

During 2009, Exxon Mobil Corporation purchased 277 million shares of its common stock for the treasury at a gross cost of $19.7 billion. These purchases were to reduce the number of shares outstanding and to offset shares issued in conjunction with company benefit plans and programs. Shares outstanding were reduced by 5.0 percent from 4,976 million at the end of 2008 to 4,727 million at the end of 2009. Purchases were made in both the open market and through negotiated transactions.

Commitments

Set forth below is information about the outstanding commitments of the Corporation's consolidated subsidiaries at December 31, 2010. It combines data from the Consolidated Balance Sheet and from individual notes to the Consolidated Financial Statements.

Commitments	Note Reference Number	Payments Due by Period 2011	2012-2015	2016 and Beyond	Total
		(millions of dollars)			
Long-term debt (1)	13	$ –	$ 5,464	$ 6,763	$12,227
– Due in one year (2)	5	345	–	–	345
Asset retirement obligations (3)	8	775	2,196	6,643	9,614
Pension and other postretirement obligations (4)	16	2,541	4,130	13,231	19,902
Operating leases (5)	10	2,095	3,943	1,738	7,776
Unconditional purchase obligations (6)	15	287	748	487	1,522
Take-or-pay obligations (7)		1,704	6,275	8,832	16,811
Firm capital commitments (8)		14,851	12,329	948	28,128

This table excludes commodity purchase obligations (volumetric commitments but no fixed or minimum price) which are resold shortly after purchase, either in an active, highly liquid market or under long-term, unconditional sales contracts with similar pricing terms. Examples include long-term, noncancelable LNG and natural gas purchase commitments and commitments to purchase refinery products at market prices. Inclusion of such commitments would not be meaningful in assessing liquidity and cash flow, because these purchases will be offset in the same periods by cash received from the related sales transactions. The table also excludes unrecognized tax benefits totaling $4.1 billion as of December 31, 2010, because the Corporation is unable to make reasonably reliable estimates of the timing of cash settlements with the respective taxing authorities. Further details on the unrecognized tax benefits can be found in note 18, Income, Sales-Based and Other Taxes.

Notes:

(1) Includes capitalized lease obligations of $304 million.

(2) The amount due in one year is included in notes and loans payable of $2,787 million.

(3) The fair value of asset retirement obligations, primarily upstream asset removal costs at the completion of field life.

(4) The amount by which the benefit obligations exceeded the fair value of fund assets for certain U.S. and non-U.S. pension and other postretirement plans at year end. The payments by period include expected contributions to funded pension plans in 2011 and estimated benefit payments for unfunded plans in all years.

(5) Minimum commitments for operating leases, shown on an undiscounted basis, cover drilling equipment, tankers, service stations and other properties.

(6) Unconditional purchase obligations (UPOs) are those long-term commitments that are noncancelable or cancelable only under certain conditions, and that third parties have used to secure financing for the facilities that will provide the contracted goods or services. The undiscounted obligations of $1,522 million mainly pertain to pipeline throughput agreements and include $996 million of obligations to equity companies.

(7) Take-or-pay obligations are noncancelable, long-term commitments for goods and services other than UPOs. The undiscounted obligations of $16,811 million mainly pertain to manufacturing supply, pipeline and terminaling agreements and include $507 million of obligations to equity companies.

(8) Firm commitments related to capital projects, shown on an undiscounted basis, totaled approximately $28.1 billion. These commitments were primarily associated with Upstream projects outside the U.S., of which $17.2 billion was associated with projects in Australia, Africa, Malaysia and Canada. The Corporation expects to fund the majority of these projects through internal cash flow.

Guarantees

The Corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 2010, for $8,771 million, primarily relating to guarantees for notes, loans and performance under contracts (note 15). Included in this amount were guarantees by consolidated affiliates of $5,290 million, representing ExxonMobil's share of obligations of certain equity companies. The below-mentioned guarantees are not reasonably likely to have a material effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

	Dec. 31, 2010		
	Equity Company Obligations	Other Third-Party Obligations	Total
	(millions of dollars)		
Guarantees	$ 5,290	$ 3,481	$ 8,771

Financial Strength

On December 31, 2010, unused credit lines for short-term financing totaled approximately $5.6 billion (note 5).

The table below shows the Corporation's fixed-charge coverage and consolidated debt-to-capital ratios. The data demonstrate the Corporation's creditworthiness.

	2010	2009	2008
Fixed-charge coverage ratio (times)	42.2	25.8	54.6
Debt to capital (percent)	9.0	7.7	7.4
Net debt to capital (percent)	4.5	(1.0)	(23.0)

Management views the Corporation's financial strength, as evidenced by the above financial ratios and other similar measures, to be a competitive advantage of strategic importance. The Corporation's sound financial position gives it the opportunity to access the world's capital markets in the full range of market conditions, and enables the Corporation to take on large, long-term capital commitments in the pursuit of maximizing shareholder value.

Litigation and Other Contingencies

Litigation. As discussed in note 15, a variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits. Based on a consideration of all relevant facts and circumstances, the Corporation does not believe the ultimate outcome of any currently pending lawsuit against ExxonMobil will have a materially adverse effect upon the Corporation's operations, financial condition, or financial statements taken as a whole. There are no events or uncertainties beyond those already included in reported financial information that would indicate a material change in future operating results or financial condition.

Other Contingencies. In accordance with a nationalization decree issued by Venezuela's president in February 2007, by May 1, 2007, a subsidiary of the Venezuelan National Oil Company (PdVSA) assumed the operatorship of the Cerro Negro Heavy Oil Project. This Project had been operated and owned by ExxonMobil affiliates holding a 41.67 percent ownership interest in the Project. The decree also required conversion of the Cerro Negro Project into a "mixed enterprise" and an increase in PdVSA's or one of its affiliate's ownership interest in the Project, with the stipulation that if ExxonMobil refused to accept the terms for the formation of the mixed enterprise within a specified period of time, the government would "directly assume the activities" carried out by the joint venture. ExxonMobil refused to accede to the terms proffered by the government, and on June 27, 2007, the government expropriated ExxonMobil's 41.67 percent interest in the Cerro Negro Project.

On September 6, 2007, affiliates of ExxonMobil filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (ICSID) invoking ICSID jurisdiction under Venezuela's Investment Law and the Netherlands-Venezuela Bilateral Investment Treaty. The ICSID Tribunal issued a decision on June 10, 2010, finding that it had jurisdiction to proceed on the basis of the Netherlands-Venezuela Bilateral Investment Treaty. The ICSID arbitration proceeding is continuing and a hearing on the merits is currently scheduled for the first quarter of 2012. An affiliate of ExxonMobil has also filed an arbitration under the rules of the International Chamber of Commerce (ICC) against PdVSA and a PdVSA affiliate for breach of their contractual obligations under certain Cerro Negro Project agreements. A hearing on the merits of the ICC arbitration concluded in September 2010 and the parties have filed post-hearing briefs. At this time, the net impact of this matter on the Corporation's consolidated financial results cannot be reasonably estimated. However, the Corporation does not expect the resolution to have a material effect upon the Corporation's operations or financial condition. ExxonMobil's remaining net book investment in Cerro Negro producing assets is about $750 million.

CAPITAL AND EXPLORATION EXPENDITURES

	2010		2009	
	U.S.	Non-U.S.	U.S.	Non-U.S.
	(millions of dollars)			
Upstream *(1)*	$6,349	$20,970	$3,585	$17,119
Downstream	982	1,523	1,511	1,685
Chemical	279	1,936	319	2,829
Other	187	–	44	–
Total	$7,797	$24,429	$5,459	$21,633

(1) Exploration expenses included.

Capital and exploration expenditures in 2010 were $32.2 billion, reflecting the Corporation's continued active investment program. The Corporation expects annual expenditures to range from $33 billion to $37 billion for the next several years. Actual spending could vary depending on the progress of individual projects.

Upstream spending of $27.3 billion in 2010 was up 32 percent from 2009, reflecting unconventional gas activities in the U.S. and continued progress on world-class projects in Canada, Australia and Papua New Guinea. The majority of expenditures are on development projects, which typically take two to four years from the time of recording proved undeveloped reserves to the start of production from those reserves. The percentage of proved developed reserves was 69 percent of total proved reserves at year-end 2010, and has been over 60 percent for the last five years, indicating that proved reserves are consistently moved from undeveloped to developed status. Capital investments in the Downstream totaled $2.5 billion in 2010, a decrease of $0.7 billion from 2009, due to completion of environmental-related refining projects, primarily in the U.S. The Chemical capital expenditures of $2.2 billion were $0.9 billion lower in 2010 as investments in Asia to meet demand growth progressed toward completion.

TAXES

	2010	2009	2008
	(millions of dollars)		
Income taxes	$ 21,561	$ 15,119	$ 36,530
Effective income tax rate	*45%*	*47%*	*46%*
Sales-based taxes	28,547	25,936	34,508
All other taxes and duties	39,127	37,571	45,223
Total	$ 89,235	$ 78,626	$116,261

2010

Income, sales-based and all other taxes and duties totaled $89.2 billion in 2010, an increase of $10.6 billion or 13 percent from 2009. Income tax expense, both current and deferred, was $21.6 billion, $6.4 billion higher than 2009, reflecting higher pre-tax income in 2010. A lower share of pre-tax income from the Upstream segment in 2010 decreased the effective tax rate to 45 percent compared to 47 percent in 2009. Sales-based and all other taxes and duties of $67.7 billion in 2010 increased $4.2 billion, reflecting higher prices.

2009

Income, sales-based and all other taxes and duties totaled $78.6 billion in 2009, a decrease of $37.6 billion or 32 percent from 2008. Income tax expense, both current and deferred, was $15.1 billion, $21.4 billion lower than 2008, reflecting lower pre-tax income in 2009. A higher share of total income from the Upstream segment in 2009 increased the effective income tax rate to 47 percent compared to 46 percent in 2008. Sales-based and all other taxes and duties of $63.5 billion in 2009 decreased $16.2 billion from 2008, reflecting lower prices and foreign exchange effects.

ENVIRONMENTAL MATTERS

Environmental Expenditures

	2010	2009
	(millions of dollars)	
Capital expenditures	$1,947	$2,481
Other expenditures	2,593	2,610
Total	$4,540	$5,091

Throughout ExxonMobil's businesses, new and ongoing measures are taken to prevent and minimize the impact of our operations on air, water and ground. These include a significant investment in refining infrastructure and technology to manufacture clean fuels as well as projects to monitor and reduce nitrogen oxide, sulfur oxide and greenhouse gas emissions and expenditures for asset retirement obligations. ExxonMobil's 2010 worldwide environmental expenditures for all such preventative and remediation steps, including ExxonMobil's share of equity company expenditures, were about $4.5 billion. The total cost for such activities is expected to remain in this range in 2011 and 2012 (with capital expenditures approximately 40 percent of the total).

Environmental Liabilities

The Corporation accrues environmental liabilities when it is probable that obligations have been incurred and the amounts can be reasonably estimated. This policy applies to assets or businesses currently owned or previously disposed. ExxonMobil has accrued liabilities for probable environmental remediation obligations at various sites, including multiparty sites where the U.S. Environmental Protection Agency has identified ExxonMobil as one of the potentially responsible parties. The involvement of other financially responsible companies at these multiparty sites could mitigate ExxonMobil's actual joint and several liability exposure. At present, no individual site is expected to have losses material to ExxonMobil's operations or financial condition. Consolidated company provisions made in 2010 for environmental liabilities were $448 million ($504 million in 2009) and the balance sheet reflects accumulated liabilities of $948 million as of December 31, 2010, and $943 million as of December 31, 2009.

Asset Retirement Obligations

The fair values of asset retirement obligations are recorded as liabilities on a discounted basis when they are incurred, which is typically at the time assets are installed, with an offsetting amount booked as additions to property, plant and equipment ($1,094 million for 2010). Over time, the liabilities are accreted for the increase in their present value, with this effect included in expenses ($563 million in 2010). Consolidated company expenditures for asset retirement obligations in 2010 were $638 million and the obligations recorded on the balance sheet at December 31, 2010, totaled $9,614 million.

MARKET RISKS, INFLATION AND OTHER UNCERTAINTIES

Worldwide Average Realizations *(1)*	2010	2009	2008
Crude oil and NGL ($/barrel)	$74.04	$57.86	$90.96
Natural gas ($/kcf)	4.31	4.00	7.54

(1) Consolidated subsidiaries.

Crude oil, natural gas, petroleum product and chemical prices have fluctuated in response to changing market forces. The impacts of these price fluctuations on earnings from Upstream, Downstream and Chemical operations have varied. In the Upstream, a $1 per barrel change in the weighted-average realized price of oil would have approximately a $375 million annual after-tax effect on Upstream consolidated plus equity company earnings. Similarly, a $0.10 per kcf change in the worldwide average gas realization would have approximately a $200 million annual after-tax effect on Upstream consolidated plus equity company earnings. For any given period, the extent of actual benefit or detriment will be dependent on the price movements of individual types of crude oil, taxes and other government take impacts, price adjustment lags in long-term gas contracts, and crude and gas production volumes. Accordingly, changes in benchmark prices for crude oil and natural gas only provide broad indicators of changes in the earnings experienced in any particular period.

In the very competitive downstream and chemical environments, earnings are primarily determined by margin capture rather than absolute price levels of products sold. Refining margins are a function of the difference between what a refiner pays for its raw materials (primarily crude oil) and the market prices for the range of products produced. These prices in turn depend on global and regional supply/demand balances, inventory levels, refinery operations, import/export balances and weather.

The global energy markets can give rise to extended periods in which market conditions are adverse to one or more of the Corporation's businesses. Such conditions, along with the capital-intensive nature of the industry and very long lead times associated with many of our projects, underscore the importance of maintaining a strong financial position. Management views the Corporation's financial strength as a competitive advantage.

In general, segment results are not dependent on the ability to sell and/or purchase products to/from other segments. Instead, where such sales take place, they are the result of efficiencies and competitive advantages of integrated refinery/chemical complexes. Additionally, intersegment sales are at market-based prices. The products bought and sold between segments can also be acquired in worldwide markets that have substantial liquidity, capacity and transportation capabilities. About 40 percent of the Corporation's intersegment sales are crude oil produced by the Upstream and sold to the Downstream. Other intersegment sales include those between refineries and chemical plants related to raw materials, feedstocks and finished products.

Although price levels of crude oil and natural gas may rise or fall significantly over the short to medium term due to political events, OPEC actions and other factors, industry economics over the long term will continue to be driven by market supply and demand. Accordingly, the Corporation tests the viability of all of its investments over a broad range of future prices. The Corporation's assessment is that its operations will continue to be successful in a variety of market conditions. This is the outcome of disciplined investment and asset management programs. Investment opportunities are tested against a variety of market conditions, including low-price scenarios.

The Corporation has an active asset management program in which underperforming assets are either improved to acceptable levels or considered for divestment. The asset management program includes a disciplined, regular review to ensure that all assets are contributing to the Corporation's strategic objectives. The result is an efficient capital base, and the Corporation has seldom had to write down the carrying value of assets, even during periods of low commodity prices.

Risk Management

The Corporation's size, strong capital structure, geographic diversity and the complementary nature of the Upstream, Downstream and Chemical businesses reduce the Corporation's enterprise-wide risk from changes in interest rates, currency rates and commodity prices. As a result, the Corporation makes limited use of derivative instruments to mitigate the impact of such changes. With respect to derivatives activities, the Corporation believes that there are no material market or credit risks to the Corporation's financial position, results of operations or liquidity as a result of the derivatives described in note 12. The Corporation does not engage in speculative derivative activities or derivative trading activities nor does it use derivatives with leveraged features. Credit risk associated with the Corporation's derivative position is mitigated by several factors, including the quality of and financial limits placed on derivative counterparties. The Corporation maintains a system of controls that includes the authorization, reporting and monitoring of derivative activity.

The Corporation is exposed to changes in interest rates, primarily on its short-term debt and the portion of long-term debt that carries floating interest rates. The impact of a 100-basis-point change in interest rates affecting the Corporation's debt would not be material to earnings, cash flow or fair value. Although the Corporation issues long-term debt from time to time and maintains a commercial paper program, internally generated funds are expected to cover the majority of its net near-term financial requirements. However, some joint-venture partners are dependent on the credit markets, and their funding ability may impact the development pace of joint-venture projects.

The Corporation conducts business in many foreign currencies and is subject to exchange rate risk on cash flows related to sales, expenses, financing and investment transactions. The impacts of fluctuations in exchange rates on ExxonMobil's geographically and functionally diverse operations are varied and often offsetting in amount. The Corporation makes limited use of currency exchange contracts to mitigate the impact of changes in currency values, and exposures related to the Corporation's limited use of the currency exchange contracts are not material. The Corporation makes limited use of commodity forwards, swaps and futures contracts to mitigate the impact of changes in commodity prices. A substantial portion of the commodity futures contracts and swap agreements acquired as part of the XTO merger settled during 2010 and the majority of the remainder will settle by year-end 2011.

Inflation and Other Uncertainties

The general rate of inflation in many major countries of operation has remained moderate over the past few years, and the associated impact on non-energy costs has generally been mitigated by cost reductions from efficiency and productivity improvements. Increased demand for certain services and materials has resulted in higher operating and capital costs in recent years. The Corporation works to counter upward pressure on costs through its economies of scale in global procurement and its efficient project management practices.

CRITICAL ACCOUNTING POLICIES

The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. The following summary provides further information about the critical accounting policies and the judgments that are made by the Corporation in the application of those policies.

Oil and Gas Reserves

Evaluations of oil and gas reserves are important to the effective management of Upstream assets. They are integral to making investment decisions about oil and gas properties such as whether development should proceed. Oil and gas reserve quantities are also used as the basis for calculating unit-of-production depreciation rates and for evaluating impairment. Oil and gas reserves include both proved and unproved reserves. Consistent with the definitions in the Securities and Exchange Commission's Rule 4-10(a) of Regulation S-X, proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. Unproved reserves are those with less than reasonable certainty of recoverability and include probable reserves. Probable reserves are reserves that are more likely to be recovered than not.

The estimation of proved reserves, which is based on the requirement of reasonable certainty, is an ongoing process based on rigorous technical evaluations, commercial and market assessment, and detailed analysis of well information such as flow rates and reservoir pressure declines. The estimation of proved reserves is controlled by the Corporation through long-standing approval guidelines. Reserve changes are made within a well-established, disciplined process driven by senior level geoscience and engineering professionals, assisted by the Reserves Technical Oversight group which has significant technical experience, culminating in reviews with and approval by senior management. Notably, the Corporation does not use specific quantitative reserve targets to determine compensation.

Key features of the reserves estimation process include:

- rigorous peer-reviewed technical evaluations and analysis of well and field performance information (such as flow rates and reservoir pressure declines) and
- a requirement that management make significant funding commitments toward the development of the reserves prior to reporting as proved.

Although the Corporation is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory approvals and significant changes in long-term oil and gas price levels.

Proved reserves can be further subdivided into developed and undeveloped reserves. The percentage of proved developed reserves was 69 percent of total proved reserves at year-end 2010 (including both consolidated and equity company reserves), and has been over 60 percent for the last five years, indicating that proved reserves are consistently moved from undeveloped to developed status. Over time, these undeveloped reserves will be reclassified to the developed category as new wells are drilled, existing wells are recompleted and/or facilities to collect and deliver the production from existing and future wells are installed. Major development projects typically take two to four years from the time of recording proved reserves to the start of production from these reserves.

Revisions can include upward or downward changes in previously estimated volumes of proved reserves for existing fields due to the evaluation or re-evaluation of (1) already available geologic, reservoir or production data, (2) new geologic, reservoir or production data or (3) changes in prices and costs that are used in the estimation of reserves. This category can also include significant changes in either development strategy or production equipment/facility capacity.

The Corporation uses the "successful efforts" method to account for its exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method. The Corporation uses this accounting policy instead of the "full cost" method because it provides a more timely accounting of the success or failure of the Corporation's exploration and production activities. If the full cost method were used, all costs would be capitalized and depreciated on a country-by-country basis. The capitalized costs would be subject to an impairment test by country. The full cost method would tend to delay the expense recognition of unsuccessful projects.

Impact of Oil and Gas Reserves on Depreciation. The calculation of unit-of-production depreciation is a critical accounting estimate that measures the depreciation of upstream assets. It is the ratio of actual volumes produced to total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods), applied to the asset cost. The volumes produced and asset cost are known and, while proved developed reserves have a high probability of recoverability, they are based on estimates that are subject to some variability. While the revisions the Corporation has made in the past are an indicator of variability, they have had a very small impact on the unit-of-production rates because they have been small compared to the large reserves base.

Impact of Oil and Gas Reserves and Prices on Testing for Impairment. Proved oil and gas properties held and used by the Corporation are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The Corporation estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. In general, analyses are based on proved reserves. Where probable reserves exist, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. An asset would be impaired if the undiscounted cash flows were less than its carrying value. Impairments are measured by the amount by which the carrying value exceeds its fair value. Significant unproved properties are assessed for impairment individually and valuation allowances against the capitalized costs are recorded based on the estimated economic chance of success and the length of time that the Corporation expects to hold the properties. Properties that are not individually significant are aggregated by groups and amortized based on development risk and average holding period.

The Corporation performs asset valuation analyses on an ongoing basis as a part of its asset management program. These analyses monitor the performance of assets against corporate objectives. They also assist the Corporation in assessing whether the carrying amounts of any of its assets may not be recoverable. In addition to estimating oil and gas reserve volumes in conducting these analyses, it is also necessary to estimate future oil and gas prices. Trigger events for impairment evaluation include a significant decrease in current and projected reserve volumes, an accumulation of project costs significantly in excess of the amount originally expected, and historical and forecast operating losses.

In general, the Corporation does not view temporarily low oil and gas prices as a trigger event for conducting the impairment tests. The markets for crude oil and natural gas have a history of significant price volatility. Although prices will occasionally drop significantly, industry prices over the long term will continue to be driven by market supply and demand. On the supply side, industry production from mature fields is declining, but this is being offset by production from new discoveries and field developments. OPEC production policies also have an impact on world oil supplies. The demand side is largely a function of global economic growth. The relative growth/decline in supply versus demand will determine industry prices over the long term, and these cannot be accurately predicted. Accordingly, any impairment tests that the Corporation performs make use of the Corporation's price assumptions developed in the annual planning and budgeting process for the crude oil and natural gas markets, petroleum products and chemicals. These are the same price assumptions that are used for capital investment decisions. Volumes are based on individual field production profiles, which are updated annually. Cash flow estimates for impairment testing exclude the effects of derivative instruments.

Supplemental information regarding oil and gas results of operations, capitalized costs and reserves is provided following the notes to consolidated financial statements. Future prices used for any impairment tests will vary from the one used in the supplemental oil and gas disclosure and could be lower or higher for any given year.

Suspended Exploratory Well Costs

The Corporation carries as an asset exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Corporation is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense. Assessing whether a project has made sufficient progress is a subjective area and requires careful consideration of the relevant facts and circumstances. The facts and circumstances that support continued capitalization of suspended wells as of year-end 2010 are disclosed in note 9 to the financial statements.

Consolidations

The Consolidated Financial Statements include the accounts of those subsidiaries that the Corporation controls. They also include the Corporation's share of the undivided interest in certain upstream assets and liabilities. Amounts representing the Corporation's percentage interest in the underlying net assets of other significant affiliates that it does not control, but exercises significant influence, are included in "Investments, advances and long-term receivables"; the Corporation's share of the net income of these companies is included in the Consolidated Statement of Income caption "Income from equity affiliates." The accounting for these non-consolidated companies is referred to as the equity method of accounting.

Majority ownership is normally the indicator of control that is the basis on which subsidiaries are consolidated. However, certain factors may indicate that a majority-owned investment is not controlled and therefore should be accounted for using the equity method of accounting. These factors occur where the minority shareholders are granted by law or by contract substantive participating rights. These include the right to approve operating policies, expense budgets, financing and investment plans and management compensation and succession plans.

Additional disclosures of summary balance sheet and income information for those subsidiaries accounted for under the equity method of accounting can be found in note 6.

Investments in companies that are partially owned by the Corporation are integral to the Corporation's operations. In some cases they serve to balance worldwide risks and in others they provide the only available means of entry into a particular market or area of interest. The other parties who also have an equity interest in these companies are either independent third parties or host governments that share in the business results according to their percentage ownership. The Corporation does not invest in these companies in order to remove liabilities from its balance sheet. In fact, the Corporation has long been on record supporting an alternative accounting method that would require each investor to consolidate its percentage share of all assets and liabilities in these partially owned companies rather than only its percentage in the net equity. This method of accounting for investments in partially owned companies is not permitted by GAAP except where the investments are in the direct ownership of a share of upstream assets and liabilities. However, for purposes of calculating return on average capital employed, which is not covered by GAAP standards, the Corporation includes its share of debt of these partially owned companies in the determination of average capital employed.

Pension Benefits

The Corporation and its affiliates sponsor approximately 100 defined benefit (pension) plans in about 50 countries. The funding arrangement for each plan depends on the prevailing practices and regulations of the countries where the Corporation operates. Pension and Other Postretirement Benefits (note 16) provides details on pension obligations, fund assets and pension expense.

Some of these plans (primarily non-U.S.) provide pension benefits that are paid directly by their sponsoring affiliates out of corporate cash flow rather than a separate pension fund. Book reserves are established for these plans because tax conventions and regulatory practices do not encourage advance funding. The portion of the pension cost attributable to employee service is expensed as services are rendered. The portion attributable to the increase in pension obligations due to the passage of time is expensed over the term of the obligations, which ends when all benefits are paid. The primary difference in pension expense for unfunded versus funded plans is that pension expense for funded plans also includes a credit for the expected long-term return on fund assets.

For funded plans, including those in the United States, pension obligations are financed in advance through segregated assets or insurance arrangements. These plans are managed in compliance with the requirements of governmental authorities and meet or exceed required funding levels as measured by relevant actuarial and government standards at the mandated measurement dates. In determining liabilities and required contributions, these standards often require approaches and assumptions that differ from those used for accounting purposes.

The Corporation will continue to make contributions to these funded plans as necessary. All defined-benefit pension obligations, regardless of the funding status of the underlying plans, are fully supported by the financial strength of the Corporation or the respective sponsoring affiliate.

Pension accounting requires explicit assumptions regarding, among others, the long-term expected earnings rate on fund assets, the discount rate for the benefit obligations and the long-term rate for future salary increases. Pension assumptions are reviewed annually by outside actuaries and senior management. These assumptions are adjusted as appropriate to reflect changes in market rates and outlook. The long-term expected earnings rate on U.S. pension plan assets in 2010 was 7.5 percent. The 10-year and 20-year actual returns on U.S. pension plan assets are 4 percent and 10 percent, respectively. The Corporation establishes the long-term expected rate of return by developing a forward-looking, long-term return assumption for each pension fund asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class. A worldwide reduction of 0.5 percent in the long-term rate of return on assets would increase annual pension expense by approximately $140 million before tax.

Differences between actual returns on fund assets and the long-term expected return are not recognized in pension expense in the year that the difference occurs. Such differences are deferred, along with other actuarial gains and losses, and are amortized into pension expense over the expected remaining service life of employees.

Litigation Contingencies

A variety of claims have been made against the Corporation and certain of its consolidated subsidiaries in a number of pending lawsuits. Management has regular litigation reviews, including updates from corporate and outside counsel, to assess the need for accounting recognition or disclosure of these contingencies. The status of significant claims is summarized in note 15.

GAAP requires that liabilities for contingencies be recorded when it is probable that a liability has been incurred by the date of the balance sheet and that the amount can be reasonably estimated. These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Corporation revises such accruals in light of new information. For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Corporation discloses the nature of the contingency and, where feasible, an estimate of the possible loss.

Significant management judgment is required related to contingent liabilities and the outcome of litigation because both are difficult to predict. However, the Corporation has been successful in defending litigation in the past. Payments have not had a materially adverse effect on operations or financial condition. In the Corporation's experience, large claims often do not result in large awards. Large awards are often reversed or substantially reduced as a result of appeal or settlement.

Tax Contingencies

The Corporation is subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies and tax disputes because the outcomes are often difficult to predict.

GAAP requires recognition and measurement of uncertain tax positions that the Corporation has taken or expects to take in its income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. The Corporation's unrecognized tax benefits and a description of open tax years are summarized in note 18.

Foreign Currency Translation

The method of translating the foreign currency financial statements of the Corporation's international subsidiaries into U.S. dollars is prescribed by GAAP. Under these principles, it is necessary to select the functional currency of these subsidiaries. The functional currency is the currency of the primary economic environment in which the subsidiary operates. Management selects the functional currency after evaluating this economic environment. Downstream and Chemical operations use the local currency, except in countries with a history of high inflation (primarily in Latin America) and Singapore, which uses the U.S. dollar because it predominantly sells into the U.S. dollar export market. Upstream operations also use the local currency as the functional currency, except where crude and natural gas production is predominantly sold in the export market in U.S. dollars. Upstream operations using the U.S. dollar as their functional currency are primarily in Asia and Africa.

Factors considered by management when determining the functional currency for a subsidiary include: the currency used for cash flows related to individual assets and liabilities; the responsiveness of sales prices to changes in exchange rates; the history of inflation in the country; whether sales are into local markets or exported; the currency used to acquire raw materials, labor, services and supplies; sources of financing; and significance of intercompany transactions.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including the Corporation's chief executive officer, principal financial officer, and principal accounting officer, is responsible for establishing and maintaining adequate internal control over the Corporation's financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Exxon Mobil Corporation's internal control over financial reporting was effective as of December 31, 2010.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, audited the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010, as stated in their report included in the Financial Section of this report.

Rex W. Tillerson Chief Executive Officer	Donald D. Humphreys Sr. Vice President and Treasurer (Principal Financial Officer)	Patrick T. Mulva Vice President and Controller (Principal Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

pwc

To the Shareholders of Exxon Mobil Corporation:

In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows present fairly, in all material respects, the financial position of Exxon Mobil Corporation and its subsidiaries at December 31, 2010, and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Corporation's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
February 25, 2011

CONSOLIDATED STATEMENT OF INCOME

	Note Reference Number	2010	2009	2008
			(millions of dollars)	
Revenues and other income				
Sales and other operating revenue *(1)*		$370,125	$301,500	$459,579
Income from equity affiliates	6	10,677	7,143	11,081
Other income *(2)*		2,419	1,943	6,699
Total revenues and other income		$383,221	$310,586	$477,359
Costs and other deductions				
Crude oil and product purchases		$197,959	$152,806	$249,454
Production and manufacturing expenses		35,792	33,027	37,905
Selling, general and administrative expenses		14,683	14,735	15,873
Depreciation and depletion		14,760	11,917	12,379
Exploration expenses, including dry holes		2,144	2,021	1,451
Interest expense		259	548	673
Sales-based taxes *(1)*	18	28,547	25,936	34,508
Other taxes and duties	18	36,118	34,819	41,719
Total costs and other deductions		$330,262	$275,809	$393,962
Income before income taxes		$ 52,959	$ 34,777	$ 83,397
Income taxes	18	21,561	15,119	36,530
Net income including noncontrolling interests		$ 31,398	$ 19,658	$ 46,867
Net income attributable to noncontrolling interests		938	378	1,647
Net income attributable to ExxonMobil		$ 30,460	$ 19,280	$ 45,220
Earnings per common share (dollars)	11	$ 6.24	$ 3.99	$ 8.70
Earnings per common share – assuming dilution (dollars)	11	$ 6.22	$ 3.98	$ 8.66

(1) Sales and other operating revenue includes sales-based taxes of $28,547 million for 2010, $25,936 million for 2009 and $34,508 million for 2008.

(2) Other income for 2008 includes a $62 million gain from the sale of a non-U.S. investment and a related $143 million foreign exchange loss.

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

CONSOLIDATED BALANCE SHEET

	Note Reference Number	Dec. 31 2010	Dec. 31 2009
		(millions of dollars)	
Assets			
Current assets			
Cash and cash equivalents		$ 7,825	$ 10,693
Cash and cash equivalents – restricted	3	628	–
Marketable securities		2	169
Notes and accounts receivable, less estimated doubtful amounts	5	32,284	27,645
Inventories			
Crude oil, products and merchandise	3	9,852	8,718
Materials and supplies		3,124	2,835
Other current assets		5,269	5,175
Total current assets		$ 58,984	$ 55,235
Investments, advances and long-term receivables	7	35,338	31,665
Property, plant and equipment, at cost, less accumulated depreciation and depletion	8	199,548	139,116
Other assets, including intangibles, net		8,640	7,307
Total assets		$ 302,510	$ 233,323
Liabilities			
Current liabilities			
Notes and loans payable	5	$ 2,787	$ 2,476
Accounts payable and accrued liabilities	5	50,034	41,275
Income taxes payable		9,812	8,310
Total current liabilities		$ 62,633	$ 52,061
Long-term debt	13	12,227	7,129
Postretirement benefits reserves	16	19,367	17,942
Deferred income tax liabilities	18	35,150	23,148
Other long-term obligations		20,454	17,651
Total liabilities		$ 149,831	$ 117,931
Commitments and contingencies	15		
Equity			
Common stock without par value (9,000 million shares authorized, 8,019 million shares issued)		$ 9,371	$ 5,503
Earnings reinvested		298,899	276,937
Accumulated other comprehensive income			
Cumulative foreign exchange translation adjustment		5,011	4,402
Postretirement benefits reserves adjustment		(9,889)	(9,863)
Unrealized gain/(loss) on cash flow hedges		55	–
Common stock held in treasury (3,040 million shares in 2010 and 3,292 million shares in 2009)		(156,608)	(166,410)
ExxonMobil share of equity		$ 146,839	$ 110,569
Noncontrolling interests		5,840	4,823
Total equity		152,679	115,392
Total liabilities and equity		$ 302,510	$ 233,323

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note Reference Number	2010	2009	2008
		(millions of dollars)		
Cash flows from operating activities				
Net income including noncontrolling interests		$ 31,398	$ 19,658	$ 46,867
Adjustments for noncash transactions				
Depreciation and depletion		14,760	11,917	12,379
Deferred income tax charges/(credits)		(1,135)	–	1,399
Postretirement benefits expense in excess of/(less than) net payments		1,700	(1,722)	57
Other long-term obligation provisions in excess of/(less than) payments		160	731	(63)
Dividends received greater than/(less than) equity in current earnings of equity companies		(596)	(483)	921
Changes in operational working capital, excluding cash and debt				
Reduction/(increase) – Notes and accounts receivable		(5,863)	(3,170)	8,641
– Inventories		(1,148)	459	(1,285)
– Other current assets		913	132	(509)
Increase/(reduction) – Accounts and other payables		9,943	1,420	(5,415)
Net (gain) on asset sales	4	(1,401)	(488)	(3,757)
All other items – net		(318)	(16)	490
Net cash provided by operating activities		$ 48,413	$ 28,438	$ 59,725
Cash flows from investing activities				
Additions to property, plant and equipment		$(26,871)	$(22,491)	$(19,318)
Sales of subsidiaries, investments and property, plant and equipment	4	3,261	1,545	5,985
Decrease/(increase) in restricted cash and cash equivalents	3	(628)	–	–
Additional investments and advances		(1,239)	(2,752)	(2,495)
Collection of advances		1,133	724	574
Additions to marketable securities		(15)	(16)	(2,113)
Sales of marketable securities		155	571	1,868
Net cash used in investing activities		$(24,204)	$(22,419)	$(15,499)
Cash flows from financing activities				
Additions to long-term debt		$ 1,143	$ 225	$ 79
Reductions in long-term debt		(6,224)	(68)	(192)
Additions to short-term debt		598	1,336	1,067
Reductions in short-term debt		(2,436)	(1,575)	(1,624)
Additions/(reductions) in debt with three months or less maturity		709	(71)	143
Cash dividends to ExxonMobil shareholders		(8,498)	(8,023)	(8,058)
Cash dividends to noncontrolling interests		(281)	(280)	(375)
Changes in noncontrolling interests		(7)	(113)	(419)
Tax benefits related to stock-based awards		122	237	333
Common stock acquired		(13,093)	(19,703)	(35,734)
Common stock sold		1,043	752	753
Net cash used in financing activities		$(26,924)	$(27,283)	$(44,027)
Effects of exchange rate changes on cash		$ (153)	$ 520	$ (2,743)
Increase/(decrease) in cash and cash equivalents		$ (2,868)	$(20,744)	$ (2,544)
Cash and cash equivalents at beginning of year		10,693	31,437	33,981
Cash and cash equivalents at end of year		$ 7,825	$ 10,693	$ 31,437

Non-Cash Transactions

The Corporation acquired all the outstanding equity of XTO Energy Inc. in an all-stock transaction valued at $24,659 million in 2010 (see note 19).

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	ExxonMobil Share of Equity						
	Common Stock	Earnings Reinvested	Accumulated Other Comprehensive Income	Common Stock Held in Treasury	ExxonMobil Share of Equity	Noncontrolling Interests	Total Equity
				(millions of dollars)			
Balance as of December 31, 2007	$4,933	$228,518	$ 1,989	$(113,678)	$121,762	$4,282	$126,044
Amortization of stock-based awards	618				618		618
Tax benefits related to stock-based awards	315				315		315
Other	(552)				(552)		(552)
Net income for the year		45,220			45,220	1,647	46,867
Dividends – common shares		(8,058)			(8,058)	(375)	(8,433)
Foreign exchange translation adjustment			(6,964)		(6,964)	(334)	(7,298)
Adjustment for foreign exchange translation loss included in net income			138		138	17	155
Postretirement benefits reserves adjustment (note 16)			(5,853)		(5,853)	(224)	(6,077)
Amortization of postretirement benefits reserves adjustment included in net periodic benefit costs (note 16)			759		759		759
Acquisitions, at cost				(35,734)	(35,734)	(675)	(36,409)
Dispositions				1,314	1,314	220	1,534
Balance as of December 31, 2008	$5,314	$265,680	$(9,931)	$(148,098)	$112,965	$4,558	$117,523
Amortization of stock-based awards	685				685		685
Tax benefits related to stock-based awards	140				140		140
Other	(636)				(636)		(636)
Net income for the year		19,280			19,280	378	19,658
Dividends – common shares		(8,023)			(8,023)	(280)	(8,303)
Foreign exchange translation adjustment			3,256		3,256	373	3,629
Postretirement benefits reserves adjustment (note 16)			(196)		(196)	(144)	(340)
Amortization of postretirement benefits reserves adjustment included in net periodic benefit costs (note 16)			1,410		1,410	51	1,461
Acquisitions, at cost				(19,703)	(19,703)	(127)	(19,830)
Dispositions				1,391	1,391	14	1,405
Balance as of December 31, 2009	$5,503	$276,937	$(5,461)	$(166,410)	$110,569	$4,823	$115,392
Amortization of stock-based awards	751				751		751
Tax benefits related to stock-based awards	280				280		280
Other	(683)				(683)	10	(673)
Net income for the year		30,460			30,460	938	31,398
Dividends – common shares		(8,498)			(8,498)	(281)	(8,779)
Foreign exchange translation adjustment			584		584	450	1,034
Adjustment for foreign exchange translation loss included in net income			25		25		25
Postretirement benefits reserves adjustment (note 16)			(1,014)		(1,014)	(147)	(1,161)
Amortization of postretirement benefits reserves adjustment included in net periodic benefit costs (note 16)			988		988	52	1,040
Change in fair value of cash flow hedges			184		184		184
Realized (gain)/loss from settled cash flow hedges included in net income			(129)		(129)		(129)
Acquisitions at cost				(13,093)	(13,093)	(5)	(13,098)
Issued for XTO merger	3,520			21,139	24,659		24,659
Other dispositions				1,756	1,756		1,756
Balance as of December 31, 2010	$9,371	$298,899	$(4,823)	$(156,608)	$146,839	$5,840	$152,679

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

Common Stock Share Activity	Issued	Held in Treasury	Outstanding
		(millions of shares)	
Balance as of December 31, 2007	8,019	(2,637)	5,382
Acquisitions		(434)	(434)
Dispositions		28	28
Balance as of December 31, 2008	8,019	(3,043)	4,976
Acquisitions		(277)	(277)
Dispositions		28	28
Balance as of December 31, 2009	8,019	(3,292)	4,727
Acquisitions		(199)	(199)
Issued for XTO merger		416	416
Other dispositions		35	35
Balance as of December 31, 2010	8,019	(3,040)	4,979

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2010	2009	2008
		(millions of dollars)	
Net income including noncontrolling interests	$31,398	$ 19,658	$ 46,867
Other comprehensive income (net of income taxes)			
Foreign exchange translation adjustment	1,034	3,629	(7,298)
Adjustment for foreign exchange translation loss included in net income	25	–	155
Postretirement benefits reserves adjustment (excluding amortization)	(1,161)	(340)	(6,077)
Amortization of postretirement benefits reserves adjustment included in net periodic benefit costs	1,040	1,461	759
Change in fair value of cash flow hedges	184	–	–
Realized (gain)/ loss from settled cash flow hedges included in net income	(129)	–	–
Comprehensive income including noncontrolling interests	32,391	24,408	34,406
Comprehensive income attributable to noncontrolling interests	1,293	658	1,106
Comprehensive income attributable to ExxonMobil	$31,098	$ 23,750	$ 33,300

The information in the Notes to Consolidated Financial Statements is an integral part of these statements.

The accompanying consolidated financial statements and the supporting and supplemental material are the responsibility of the management of Exxon Mobil Corporation.

The Corporation's principal business is energy, involving the worldwide exploration, production, transportation and sale of crude oil and natural gas (Upstream) and the manufacture, transportation and sale of petroleum products (Downstream). The Corporation is also a major worldwide manufacturer and marketer of petrochemicals (Chemical) and participates in electric power generation (Upstream).

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Prior years' data has been reclassified in certain cases to conform to the 2010 presentation basis.

1. Summary of Accounting Policies

Principles of Consolidation. The Consolidated Financial Statements include the accounts of those subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the Corporation and for which other shareholders do not possess the right to participate in significant management decisions. They also include the Corporation's share of the undivided interest in certain upstream assets and liabilities.

Amounts representing the Corporation's percentage interest in the underlying net assets of other subsidiaries and less-than-majority-owned companies in which a significant ownership percentage interest is held are included in "Investments, advances and long-term receivables"; the Corporation's share of the net income of these companies is included in the Consolidated Statement of Income caption "Income from equity affiliates." The Corporation's share of the cumulative foreign exchange translation adjustment for equity method investments is reported in the Consolidated Statement of Changes in Equity. Evidence of loss in value that might indicate impairment of investments in companies accounted for on the equity method is assessed to determine if such evidence represents a loss in value of the Corporation's investment that is other than temporary. Examples of key indicators include a history of operating losses, a negative earnings and cash flow outlook, significant downward revisions to oil and gas reserves, and the financial condition and prospects for the investee's business segment or geographic region. If evidence of an other than temporary loss in fair value below carrying amount is determined, an impairment is recognized. In the absence of market prices for the investment, discounted cash flows are used to assess fair value.

Revenue Recognition. The Corporation generally sells crude oil, natural gas and petroleum and chemical products under short-term agreements at prevailing market prices. In some cases (e.g., natural gas), products may be sold under long-term agreements, with periodic price adjustments. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from the production of natural gas properties in which the Corporation has an interest with other producers are recognized on the basis of the Corporation's net working interest. Differences between actual production and net working interest volumes are not significant.

Purchases and sales of inventory with the same counterparty that are entered into in contemplation of one another are combined and recorded as exchanges measured at the book value of the item sold.

Sales-Based Taxes. The Corporation reports sales, excise and value-added taxes on sales transactions on a gross basis in the Consolidated Statement of Income (included in both revenues and costs). This gross reporting basis is footnoted on the Consolidated Statement of Income.

Derivative Instruments. The Corporation makes limited use of derivative instruments. The Corporation does not engage in speculative derivative activities or derivative trading activities, nor does it use derivatives with leveraged features. When the Corporation does enter into derivative transactions, it is to offset exposures associated with interest rates, foreign currency exchange rates and hydrocarbon prices that arise from existing assets, liabilities and forecasted transactions. For derivatives designated as cash flow hedges, the Corporation's activity is intended to manage the price risk posed by physical transactions.

The Corporation records all derivatives on the balance sheet at fair value. The change in fair value of derivatives designated as fair value hedges is recognized in earnings, offset by the change in fair value of the hedged item. The change in fair value of derivatives designated as cash flow hedges is recorded in other comprehensive income and recognized in earnings when the hedged transaction is recognized in earnings. The change in fair value of derivatives not designated as hedging instruments is recognized in earnings. Any ineffectiveness between the derivative and the hedged item is recorded in earnings.

Hedge effectiveness is reviewed at least quarterly and is generally based on the most recent relevant correlation between the derivative and the item hedged. Hedge ineffectiveness is calculated based on the difference between the change in fair value of the derivative and change in cash flow or fair value of the items hedged. If it is determined that a derivative is no longer highly effective, hedge accounting is then discontinued and the change in fair value since inception that is on the balance sheet either as other comprehensive income for cash flow hedges, or the underlying hedged item for fair value hedges, is recorded in earnings.

Fair Value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Hierarchy Levels 1, 2 or 3 are terms for the priority of inputs to valuation techniques used to measure fair value. Hierarchy Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Hierarchy Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability. Hierarchy Level 3 inputs are inputs that are not observable in the market.

Inventories. Crude oil, products and merchandise inventories are carried at the lower of current market value or cost (generally determined under the last-in, first-out method – LIFO). Inventory costs include expenditures and other charges (including depreciation) directly and indirectly incurred in bringing the inventory to its existing condition and location. Selling expenses and general and administrative expenses are reported as period costs and excluded from inventory cost. Inventories of materials and supplies are valued at cost or less.

Property, Plant and Equipment. Depreciation, depletion and amortization, based on cost less estimated salvage value of the asset, are primarily determined under either the unit-of-production method or the straight-line method, which is based on estimated asset service life taking obsolescence into consideration. Maintenance and repairs, including planned major maintenance, are expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired.

Interest costs incurred to finance expenditures during the construction phase of multiyear projects are capitalized as part of the historical cost of acquiring the constructed assets. The project construction phase commences with the development of the detailed engineering design and ends when the constructed assets are ready for their intended use. Capitalized interest costs are included in property, plant and equipment and are depreciated over the service life of the related assets.

The Corporation uses the "successful efforts" method to account for its exploration and production activities. Under this method, costs are accumulated on a field-by-field basis with certain exploratory expenditures and exploratory dry holes being expensed as incurred. Costs of productive wells and development dry holes are capitalized and amortized on the unit-of-production method.

The Corporation carries as an asset exploratory well costs when the well has found a sufficient quantity of reserves to justify its completion as a producing well and where the Corporation is making sufficient progress assessing the reserves and the economic and operating viability of the project. Exploratory well costs not meeting these criteria are charged to expense.

Acquisition costs of proved properties are amortized using a unit-of-production method, computed on the basis of total proved oil and gas reserves. Significant unproved properties are assessed for impairment individually and valuation allowances against the capitalized costs are recorded based on the estimated economic chance of success and the length of time that the Corporation expects to hold the properties. Properties that are not individually significant are aggregated by groups and amortized based on development risk and average holding period. The valuation allowances are reviewed at least annually. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred.

Unit-of-production depreciation is applied to property, plant and equipment, including capitalized exploratory drilling and development costs, associated with productive depletable extractive properties in the Upstream segment. Unit-of-production rates are based on the amount of proved developed reserves of oil, gas and other minerals that are estimated to be recoverable from existing facilities using current operating methods.

Under the unit-of-production method, oil and gas volumes are considered produced once they have been measured through meters at custody transfer or sales transaction points at the outlet valve on the lease or field storage tank.

Production costs are expensed as incurred. Production involves lifting the oil and gas to the surface and gathering, treating, field processing and field storage of the oil and gas. The production function normally terminates at the outlet valve on the lease or field production storage tank. Production costs are those incurred to operate and maintain the Corporation's wells and related equipment and facilities. They become part of the cost of oil and gas produced. These costs, sometimes referred to as lifting costs, include such items as labor costs to operate the wells and related equipment; repair and maintenance costs on the wells and equipment; materials, supplies and energy costs required to operate the wells and related equipment; and administrative expenses related to the production activity.

Gains on sales of proved and unproved properties are only recognized when there is no uncertainty about the recovery of costs applicable to any interest retained or where there is no substantial obligation for future performance by the Corporation. Losses on properties sold are recognized when incurred or when the properties are held for sale and the fair value of the properties is less than the carrying value.

Proved oil and gas properties held and used by the Corporation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

The Corporation estimates the future undiscounted cash flows of the affected properties to judge the recoverability of carrying amounts. Cash flows used in impairment evaluations are developed using annually updated corporate plan investment evaluation assumptions for crude oil commodity prices and foreign currency exchange rates. Annual volumes are based on individual field production profiles, which are also updated annually. Prices for natural gas and other products are based on corporate plan assumptions developed annually by major region and also for investment evaluation purposes. Cash flow estimates for impairment testing exclude derivative instruments.

Impairment analyses are generally based on proved reserves. Where probable reserves exist, an appropriately risk-adjusted amount of these reserves may be included in the impairment evaluation. Impairments are measured by the amount the carrying value exceeds the fair value.

Goodwill. Goodwill is the excess of the consideration transferred over the value of net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill is evaluated for impairment on at least an annual basis.

Asset Retirement Obligations and Environmental Liabilities. The Corporation incurs retirement obligations for certain assets at the time they are installed. The fair values of these obligations are recorded as liabilities on a discounted basis. The costs associated with these liabilities are capitalized as part of the related assets and depreciated. Over time, the liabilities are accreted for the change in their present value.

Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated. These liabilities are not reduced by possible recoveries from third parties and projected cash expenditures are not discounted.

Foreign Currency Translation. The Corporation selects the functional reporting currency for its international subsidiaries based on the currency of the primary economic environment in which each subsidiary operates. Downstream and Chemical operations primarily use the local currency. However, the U.S. dollar is used in countries with a history of high inflation (primarily in Latin America) and Singapore, which predominantly sells into the U.S. dollar export market. Upstream operations which are relatively self-contained and integrated within a particular country, such as Canada, the United Kingdom, Norway and continental Europe, use the local currency. Some Upstream operations, primarily in Asia and Africa, use the U.S. dollar because they predominantly sell crude and natural gas production into U.S. dollar-denominated markets. For all operations, gains or losses from remeasuring foreign currency transactions into the functional currency are included in income.

Stock-Based Payments. The Corporation awards stock-based compensation to employees in the form of restricted stock and restricted stock units. Compensation expense is measured by the market price of the restricted shares at the date of grant and is recognized in the income statement over the requisite service period of each award. See note 14, Incentive Program, for further details.

2. Accounting Changes

Variable-Interest Entities. Effective January 1, 2010, ExxonMobil adopted the authoritative guidance for variable-interest entities (VIEs). The guidance requires the enterprise to qualitatively assess if it is the primary beneficiary of the VIE and, if so, the VIE must be consolidated. The adoption of the guidance did not have a material impact on the Corporation's financial statements.

3. Miscellaneous Financial Information

Research and development costs totaled $1,012 million in 2010, $1,050 million in 2009 and $847 million in 2008.

Net income included before-tax aggregate foreign exchange transaction losses of $251 million, and gains of $54 million and $54 million in 2010, 2009 and 2008, respectively.

In 2010, 2009 and 2008, net income included gains of $317 million, $207 million and $341 million, respectively, attributable to the combined effects of LIFO inventory accumulations and draw-downs. The aggregate replacement cost of inventories was estimated to exceed their LIFO carrying values by $21.3 billion and $17.1 billion at December 31, 2010, and 2009, respectively.

Crude oil, products and merchandise as of year-end 2010 and 2009 consist of the following:

	2010	2009
	(billions of dollars)	
Petroleum products	$3.5	$3.2
Crude oil	3.8	3.2
Chemical products	2.1	2.0
Gas/other	0.5	0.3
Total	$9.9	$8.7

The December 31, 2010, total cash and cash equivalents balance of $8,453 million includes $628 million of restricted funds.

4. Cash Flow Information

The Consolidated Statement of Cash Flows provides information about changes in cash and cash equivalents. Highly liquid investments with maturities of three months or less when acquired are classified as cash equivalents.

The "Net (gain) on asset sales" in net cash provided by operating activities on the Consolidated Statement of Cash Flows includes before-tax gains from the sale of some Upstream Gulf of Mexico and other producing properties, the sale of U.S. service stations and other Downstream assets and investments and the formation of a Chemical joint venture in 2010; from the sale of Downstream assets and investments and producing properties in the Upstream in 2009; and from the sale of a natural gas transportation business in Germany and other producing properties in the Upstream and Downstream assets and investments in 2008. These gains are reported in "Other income" on the Consolidated Statement of Income.

	2010	2009	2008
	(millions of dollars)		
Cash payments for interest	$ 703	$ 820	$ 650
Cash payments for income taxes	$18,941	$15,427	$33,941

5. Additional Working Capital Information

	Dec. 31 2010	Dec. 31 2009
	(millions of dollars)	
Notes and accounts receivable		
Trade, less reserves of $152 million and $198 million	$25,439	$22,186
Other, less reserves of $34 million and $31 million	6,845	5,459
Total	$32,284	$27,645
Notes and loans payable		
Bank loans	$ 532	$ 1,043
Commercial paper	1,346	201
Long-term debt due within one year	345	348
Other	564	884
Total	$ 2,787	$ 2,476
Accounts payable and accrued liabilities		
Trade payables	$30,780	$24,236
Payables to equity companies	5,450	4,979
Accrued taxes other than income taxes	6,778	5,921
Other	7,026	6,139
Total	$50,034	$41,275

On December 31, 2010, unused credit lines for short-term financing totaled approximately $5.6 billion. Of this total, $2.8 billion support commercial paper programs under terms negotiated when drawn. The weighted-average interest rate on short-term borrowings outstanding at December 31, 2010, and 2009, was 1.2 percent and 3.6 percent, respectively.

6. Equity Company Information

The summarized financial information below includes amounts related to certain less-than-majority-owned companies and majority-owned subsidiaries where minority shareholders possess the right to participate in significant management decisions (see note 1). These companies are primarily engaged in crude production, natural gas marketing and refining operations in North America; natural gas production, natural gas distribution and downstream operations in Europe; crude production in Kazakhstan; and liquefied natural gas (LNG) operations in Qatar. Also included are several power generation, refining, petrochemical manufacturing and chemical ventures. The Corporation's ownership in these ventures is in the form of shares in corporate joint ventures as well as interests in partnerships. The share of total equity company revenues from sales to ExxonMobil consolidated companies was 18 percent, 19 percent and 21 percent in the years 2010, 2009 and 2008, respectively.

Equity Company Financial Summary	2010 Total	2010 ExxonMobil Share	2009 Total	2009 ExxonMobil Share	2008 Total	2008 ExxonMobil Share
			(millions of dollars)			
Total revenues	$153,020	$48,355	$112,153	$36,570	$148,477	$49,999
Income before income taxes	$ 48,075	$14,735	$ 28,472	$ 9,632	$ 42,588	$15,082
Income taxes	13,962	4,058	7,775	2,489	12,020	4,001
Income from equity affiliates	$ 34,113	$10,677	$ 20,697	$ 7,143	$ 30,568	$11,081
Current assets	$ 48,573	$15,860	$ 37,376	$12,843	$ 29,358	$ 9,920
Long-term assets	90,646	29,805	88,153	27,983	87,442	28,339
Total assets	$139,219	$45,665	$125,529	$40,826	$116,800	$38,259
Current liabilities	$ 33,160	$10,260	$ 24,854	$ 8,085	$ 26,221	$ 8,707
Long-term liabilities	59,596	17,976	57,384	16,999	50,895	15,094
Net assets	$ 46,463	$17,429	$ 43,291	$15,742	$ 39,684	$14,458

A list of significant equity companies as of December 31, 2010, together with the Corporation's percentage ownership interest, is detailed below:

	Percentage Ownership Interest
Upstream	
Aera Energy LLC	48
BEB Erdgas und Erdoel GmbH	50
Cameroon Oil Transportation Company S.A.	41
Castle Peak Power Company Limited	60
Golden Pass LNG Terminal LLC	18
Nederlandse Aardolie Maatschappij B.V.	50
Qatar Liquefied Gas Company Limited	10
Qatar Liquefied Gas Company Limited 2	24
Ras Laffan Liquefied Natural Gas Company Limited	25
Ras Laffan Liquefied Natural Gas Company Limited II	31
Ras Laffan Liquefied Natural Gas Company Limited (3)	30
South Hook LNG Terminal Company Limited	24
Tengizchevroil, LLP	25
Terminale GNL Adriatico S.r.l.	69

	Percentage Ownership Interest
Downstream	
Chalmette Refining, LLC	50
Fujian Refining & Petrochemical Co. Ltd.	25
Saudi Aramco Mobil Refinery Company Ltd.	50
Chemical	
Al-Jubail Petrochemical Company	50
Infineum Holdings B.V.	50
Saudi Yanbu Petrochemical Co.	50
Toray Tonen Specialty Separator Godo Kaisha	50

7. Investments, Advances and Long-Term Receivables

	Dec. 31 2010	Dec. 31 2009
	(millions of dollars)	
Companies carried at equity in underlying assets		
Investments	$17,429	$15,742
Advances	9,286	8,669
	$26,715	$24,411
Companies carried at cost or less and stock investments carried at fair value	1,557	1,577
	$28,272	$25,988
Long-term receivables and miscellaneous investments at cost or less, net of reserves of $292 million and $368 million	7,066	5,677
Total	$35,338	$31,665

8. Property, Plant and Equipment and Asset Retirement Obligations

	Dec. 31, 2010		Dec. 31, 2009	
Property, Plant and Equipment	Cost	Net	Cost	Net
	(millions of dollars)			
Upstream	$264,136	$148,152	$198,036	$ 88,319
Downstream	68,652	30,095	68,092	30,499
Chemical	29,524	14,255	28,464	13,511
Other	11,626	7,046	11,314	6,787
Total	$373,938	$199,548	$305,906	$139,116

In the Upstream segment, depreciation is generally on a unit-of-production basis, so depreciable life will vary by field. In the Downstream segment, investments in refinery and lubes basestock manufacturing facilities are generally depreciated on a straight-line basis over a 25-year life and service station buildings and fixed improvements over a 20-year life. In the Chemical segment, investments in process equipment are generally depreciated on a straight-line basis over a 20-year life.

Accumulated depreciation and depletion totaled $174,390 million at the end of 2010 and $166,790 million at the end of 2009. Interest capitalized in 2010, 2009 and 2008 was $532 million, $425 million and $510 million, respectively.

Asset Retirement Obligations

The Corporation incurs retirement obligations for its upstream assets. The fair values of these obligations are recorded as liabilities on a discounted basis, which is typically at the time the assets are installed. The Corporation uses estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO; technical assessments of the assets; estimated amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. AROs incurred in the current period were Level 3 (unobservable inputs) fair value measurements. The costs associated with these liabilities are capitalized as part of the related assets and depreciated as the reserves are produced. Over time, the liabilities are accreted for the change in their present value. Asset retirement obligations for downstream and chemical facilities generally become firm at the time the facilities are permanently shut down and dismantled. These obligations may include the costs of asset disposal and additional soil remediation. However, these sites have indeterminate lives based on plans for continued operations and as such, the fair value of the conditional legal obligations cannot be measured, since it is impossible to estimate the future settlement dates of such obligations.

The following table summarizes the activity in the liability for asset retirement obligations:

	2010	2009
	(millions of dollars)	
Beginning balance	$8,473	$5,352
Accretion expense and other provisions	563	372
Reduction due to property sales	(183)	(18)
Payments made	(638)	(448)
Liabilities incurred	1,094	156
Foreign currency translation	(45)	535
Revisions	350	2,524
Ending balance	$9,614	$8,473

9. Accounting for Suspended Exploratory Well Costs

The Corporation continues capitalization of exploratory well costs beyond one year after the well is completed if (a) the well found a sufficient quantity of reserves to justify its completion as a producing well and (b) sufficient progress is being made in assessing the reserves and the economic and operating viability of the project.

The following two tables provide details of the changes in the balance of suspended exploratory well costs as well as an aging summary of those costs.

Change in capitalized suspended exploratory well costs:

	2010	2009	2008
		(millions of dollars)	
Balance beginning at January 1	$2,005	$1,585	$1,291
Additions pending the determination of proved reserves	1,103	624	448
Charged to expense	(104)	(51)	–
Reclassifications to wells, facilities and equipment based on the determination of proved reserves	(136)	(200)	(101)
Other	25	47	(53)
Ending balance	$2,893	$2,005	$1,585
Ending balance attributed to equity companies included above	$ –	$ 9	$ 10

Period end capitalized suspended exploratory well costs:

	2010	2009	2008
		(millions of dollars)	
Capitalized for a period of one year or less	$1,103	$ 624	$ 448
Capitalized for a period of between one and five years	1,294	924	636
Capitalized for a period of between five and ten years	278	220	225
Capitalized for a period of greater than ten years	218	237	276
Capitalized for a period greater than one year – subtotal	$1,790	$1,381	$1,137
Total	$2,893	$2,005	$1,585

Exploration activity often involves drilling multiple wells, over a number of years, to fully evaluate a project. The table below provides a numerical breakdown of the number of projects with suspended exploratory well costs which had their first capitalized well drilled in the preceding 12 months and those that have had exploratory well costs capitalized for a period greater than 12 months.

	2010	2009	2008
Number of projects with first capitalized well drilled in the preceding 12 months	9	18	12
Number of projects that have exploratory well costs capitalized for a period of greater than 12 months	59	57	50
Total	68	75	62

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Of the 59 projects that have exploratory well costs capitalized for a period greater than 12 months as of December 31, 2010, 25 projects have drilling in the preceding 12 months or exploratory activity planned in the next two years, while the remaining 34 projects are those with completed exploratory activity progressing toward development. The table below provides additional detail for those 34 projects, which total $692 million.

Country/Project	Dec. 31, 2010	Years Wells Drilled	Comment
	(millions of dollars)		
Angola			
– Perpetua-Zina-Acacia	$ 15	2008 - 2009	Oil field near Pazflor development, awaiting capacity in existing/planned infrastructure.
Australia			
– East Pilchard	10	2001	Gas field near Kipper/Tuna development, awaiting capacity in existing/planned infrastructure.
Indonesia			
– Natuna	118	1981 - 1983	Development activity under way, while continuing discussions with the government on contract terms pursuant to recently executed Heads of Agreement.
Kazakhstan			
– Kairan	53	2004 - 2007	Declarations involving field commerciality filed with Kazakhstan government in 2008; progressing commercialization and field development studies.
Nigeria			
– Bolia	15	2002 - 2006	Evaluating development plan, while continuing discussions with the government regarding regional hub strategy.
– Bonga North	34	2004 - 2009	Pursuing alignment with operator and government regarding development plan.
– Bosi	79	2002 - 2006	Development activity under way while continuing discussions with the government regarding development plan.
– Other (5 projects)	16	2001 - 2002	Pursuing development of several additional offshore satellite discoveries which will tie back to existing/planned production facilities.
Norway			
– Gamma	20	2008 - 2009	Evaluating development plan for tieback to existing production facilities.
– H-North	15	2007	Discovery near existing facilities in Fram area; evaluating development options.
– Lavrans	23	1995 - 1999	Development awaiting capacity in existing Kristin production facility; evaluating development concepts for phased ullage scenarios.
– Noatun	19	2008	Evaluating development plan for tieback to existing production facilities.
– Nyk High	20	2008	Evaluating field development alternatives.
– Other (8 projects)	34	1992 - 2009	Evaluating development plans, including potential for tieback to existing production facilities.
Papua New Guinea			
– Juha	28	2007	Working on development plans to tie into planned LNG facilities.
United Kingdom			
– Fram	55	2009	Progressing development and commercialization plans.
– Other (3 projects)	21	2001 - 2008	Projects primarily awaiting capacity in existing or planned infrastructure.
United States			
– Julia Unit	78	2007 - 2008	Julia Unit owners are progressing development plans and have agreed to share funding on facilities at the Chevron-operated Jack-Saint Malo platform. Suspension of Production for the Julia Unit is under review by the Bureau of Ocean Energy Management, Regulation and Enforcement.
– Tip Top	31	2009	Evaluating development concept and requisite facility upgrades.
Other			
– Various (2 projects)	8	1979 - 1995	Projects primarily awaiting capacity in existing or planned infrastructure.
Total 2010 (34 projects)	$692		

10. Leased Facilities

At December 31, 2010, the Corporation and its consolidated subsidiaries held noncancelable operating charters and leases covering drilling equipment, tankers, service stations and other properties with minimum undiscounted lease commitments totaling $7,776 million as indicated in the table. Estimated related rental income from noncancelable subleases is $62 million.

	Lease Payments Under Minimum Commitments	Related Sublease Rental Income
	(millions of dollars)	
2011	$ 2,095	$ 8
2012	1,570	8
2013	1,061	7
2014	731	6
2015	581	6
2016 and beyond	1,738	27
Total	$ 7,776	$ 62

Net rental cost under both cancelable and noncancelable operating leases incurred during 2010, 2009 and 2008 were as follows:

	2010	2009	2008
	(millions of dollars)		
Rental cost	$ 3,762	$ 4,426	$ 4,115
Less sublease rental income	90	98	123
Net rental cost	$ 3,672	$ 4,328	$ 3,992

11. Earnings Per Share

	2010	2009	2008
Earnings per common share			
Net income attributable to ExxonMobil *(millions of dollars)*	$30,460	$19,280	$45,220
Weighted average number of common shares outstanding *(millions of shares)*	4,885	4,832	5,194
Earnings per common share *(dollars)*	$ 6.24	$ 3.99	$ 8.70
Earnings per common share – assuming dilution			
Net income attributable to ExxonMobil *(millions of dollars)*	$30,460	$19,280	$45,220
Weighted average number of common shares outstanding *(millions of shares)*	4,885	4,832	5,194
Effect of employee stock-based awards	12	16	27
Weighted average number of common shares outstanding – assuming dilution	4,897	4,848	5,221
Earnings per common share – assuming dilution *(dollars)*	$ 6.22	$ 3.98	$ 8.66
Dividends paid per common share *(dollars)*	$ 1.74	$ 1.66	$ 1.55

12. Financial Instruments and Derivatives

Financial Instruments. The fair value of financial instruments is determined by reference to observable market data and other valuation techniques as appropriate. The only category of financial instruments where the difference between fair value and recorded book value is notable is long-term debt. The estimated fair value of total long-term debt, including capitalized lease obligations, was $12.8 billion and $7.7 billion at December 31, 2010, and 2009, respectively, as compared to recorded book values of $12.2 billion and $7.1 billion at December 31, 2010, and 2009, respectively. The fair value hierarchy for long-term debt is primarily Level 1 (quoted prices for identical assets in active markets).

Derivative Instruments. The Corporation's size, strong capital structure, geographic diversity and the complementary nature of the Upstream, Downstream and Chemical businesses reduce the Corporation's enterprise-wide risk from changes in interest rates, currency rates and commodity prices. As a result, the Corporation makes limited use of derivatives to mitigate the impact of such changes. The Corporation does not engage in speculative derivative activities or derivative trading activities nor does it use derivatives with leveraged features.

When the Corporation does enter into derivative transactions, it is to offset exposures associated with interest rates, foreign currency exchange rates and hydrocarbon prices that arise from existing assets, liabilities and forecasted transactions. For derivatives designated as cash flow hedges, the Corporation's activity is intended to manage the price risk posed by physical transactions.

The estimated fair value of derivative instruments outstanding and recorded on the balance sheet was a net asset of $172 million at year-end 2010 and a net liability of $5 million at year-end 2009. This is the amount that the Corporation would have received from, or paid to, third parties if these derivatives had been settled in the open market. Assets and liabilities associated with derivatives are predominantly recorded either in "Other current assets" or "Accounts payable and accrued liabilities." The year-end 2010 net asset balance includes the Corporation's outstanding cash flow hedge position, acquired as a result of the XTO merger, of $219 million. As the current cash flow hedge positions settle, these programs will be discontinued.

The Corporation's fair value measurement of its derivative instruments uses primarily Level 2 inputs (derivatives that are determined by either market prices on an active market for similar assets or by prices quoted by a broker or other market-corroborated prices).

The Corporation recognized a before-tax gain or (loss) related to derivative instruments of $221 million, $(73) million and $154 million during 2010, 2009 and 2008, respectively. Income statement effects associated with derivatives are recorded either in "Sales and other operating revenue" or "Crude oil and product purchases." Of the amount stated above for 2010, cash flow hedges resulted in a before-tax gain of $218 million. The ineffective portion of derivatives designated as hedges is de minimis.

The principal natural gas futures contracts and swap agreements acquired as part of the XTO merger that are in place as of December 31, 2010, will expire by the end of 2011. The associated volume of natural gas is 250 mcfd at a weighted average NYMEX price of $7.02 per thousand cubic feet. These derivative contracts qualify for cash flow hedge accounting. The Corporation will receive the cash flow related to these derivative contracts at the price indicated above. However, the amount of the income statement gain or loss realized from these contracts will be limited to the change in fair value of the derivative instruments from the acquisition date of XTO.

The Corporation believes that there are no material market or credit risks to the Corporation's financial position, results of operations or liquidity as a result of the derivative activities described above. The fair value of derivatives outstanding at year-end 2010 and the gain recognized during the year are immaterial.

13. Long-Term Debt

At December 31, 2010, long-term debt consisted of $11,610 million due in U.S. dollars and $617 million representing the U.S. dollar equivalent at year-end exchange rates of amounts payable in foreign currencies. These amounts exclude that portion of long-term debt, totaling $345 million, which matures within one year and is included in current liabilities. The amounts of long-term debt maturing, together with sinking fund payments required, in each of the four years after December 31, 2011, in millions of dollars, are: 2012 – $3,222, 2013 – $1,019, 2014 – $622 and 2015 – $601. At December 31, 2010, the Corporation's unused long-term credit lines were not material.

Summarized long-term debt at year-end 2010 and 2009 are shown in the table below:

	2010	2009
	(millions of dollars)	
SeaRiver Maritime Financial Holdings, Inc. *(1)*		
Guaranteed debt securities due 2011 *(2)*	$ –	$ 13
Guaranteed deferred interest debentures due 2012		
– Face value net of unamortized discount plus accrued interest	2,389	2,144
XTO Energy Inc. (premium in millions of dollars)		
7.500% senior note due 2012 includes premium of $15	199	–
5.900% senior note due 2012 includes premium of $16	233	–
6.250% senior note due 2013 includes premium of $18	193	–
4.625% senior note due 2013 includes premium of $9	149	–
5.750% senior note due 2013 includes premium of $37	359	–
4.900% senior note due 2014 includes premium of $19	267	–
5.000% senior note due 2015 includes premium of $13	142	–
5.300% senior note due 2015 includes premium of $28	262	–
5.650% senior note due 2016 includes premium of $27	227	–
6.250% senior note due 2017 includes premium of $80	534	–
5.500% senior note due 2018 includes premium of $49	420	–
6.500% senior note due 2018 includes premium of $86	524	–
6.100% senior note due 2036 includes premium of $29	204	–
6.750% senior note due 2037 includes premium of $69	329	–
6.375% senior note due 2038 includes premium of $46	258	–
Mobil Services (Bahamas) Ltd.		
Variable note due 2035 *(3)*	972	972
Variable note due 2034 *(4)*	311	311
Mobil Producing Nigeria Unlimited *(5)*		
Variable notes due 2012-2017	415	621
Esso (Thailand) Public Company Ltd. *(6)*		
Variable notes due 2012-2017	522	165
Mobil Corporation		
8.625% debentures due 2021	248	248
Industrial revenue bonds due 2012-2040 *(7)*	2,247	1,685
Other U.S. dollar obligations *(8)*	454	536
Other foreign currency obligations	65	66
Capitalized lease obligations *(9)*	304	368
Total long-term debt	$12,227	$7,129

(1) Additional information is provided for this subsidiary on the following pages.

(2) Average effective interest rate of 1.6% in 2009.

(3) Average effective interest rate of 0.3% in 2010 and 0.3% in 2009.

(4) Average effective interest rate of 0.4% in 2010 and 0.9% in 2009.

(5) Average effective interest rate of 4.6% in 2010 and 5.4% in 2009.

(6) Average effective interest rate of 1.7% in 2010 and 2.2% in 2009.

(7) Average effective interest rate of 0.2% in 2010 and 0.2% in 2009.

(8) Average effective interest rate of 4.7% in 2010 and 5.0% in 2009.

(9) Average imputed interest rate of 8.1% in 2010 and 8.8% in 2009.

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

Exxon Mobil Corporation has fully and unconditionally guaranteed the deferred interest debentures due 2012 ($2,389 million long-term debt at December 31, 2010) and the debt securities due 2011 ($13 million short-term) of SeaRiver Maritime Financial Holdings, Inc.

SeaRiver Maritime Financial Holdings, Inc. is a 100-percent-owned subsidiary of Exxon Mobil Corporation.

The following condensed consolidating financial information is provided for Exxon Mobil Corporation, as guarantor, and for SeaRiver Maritime Financial Holdings, Inc., as issuer, as an alternative to providing separate financial statements for the issuer. The accounts of Exxon Mobil Corporation and SeaRiver Maritime Financial Holdings, Inc. are presented utilizing the equity method of accounting for investments in subsidiaries.

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Condensed consolidated statement of income for 12 months ended December 31, 2010					
Revenues and other income					
Sales and other operating revenue, including sales-based taxes	$15,382	$ –	$354,743	$ –	$370,125
Income from equity affiliates	28,401	(2)	10,589	(28,311)	10,677
Other income	790	–	1,629	–	2,419
Intercompany revenue	39,433	4	332,483	(371,920)	–
Total revenues and other income	84,006	2	699,444	(400,231)	383,221
Costs and other deductions					
Crude oil and product purchases	40,788	–	518,961	(361,790)	197,959
Production and manufacturing expenses	7,627	–	33,400	(5,235)	35,792
Selling, general and administrative expenses	2,871	–	12,482	(670)	14,683
Depreciation and depletion	1,761	–	12,999	–	14,760
Exploration expenses, including dry holes	251	–	1,893	–	2,144
Interest expense	217	246	4,035	(4,239)	259
Sales-based taxes	–	–	28,547	–	28,547
Other taxes and duties	29	–	36,089	–	36,118
Total costs and other deductions	53,544	246	648,406	(371,934)	330,262
Income before income taxes	30,462	(244)	51,038	(28,297)	52,959
Income taxes	2	(90)	21,649	–	21,561
Net income including noncontrolling interests	30,460	(154)	29,389	(28,297)	31,398
Net income attributable to noncontrolling interests	–	–	938	–	938
Net income attributable to ExxonMobil	$30,460	$ (154)	$ 28,451	$ (28,297)	$ 30,460

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Condensed consolidated statement of income for 12 months ended December 31, 2009					
Revenues and other income					
Sales and other operating revenue, including sales-based taxes	$11,352	$ –	$290,148	$ –	$301,500
Income from equity affiliates	19,852	7	7,060	(19,776)	7,143
Other income	813	–	1,130	–	1,943
Intercompany revenue	30,889	4	271,663	(302,556)	–
Total revenues and other income	62,906	11	570,001	(322,332)	310,586
Costs and other deductions					
Crude oil and product purchases	31,419	–	411,689	(290,302)	152,806
Production and manufacturing expenses	7,811	–	30,805	(5,589)	33,027
Selling, general and administrative expenses	2,574	–	12,852	(691)	14,735
Depreciation and depletion	1,571	–	10,346	–	11,917
Exploration expenses, including dry holes	230	–	1,791	–	2,021
Interest expense	1,200	222	5,126	(6,000)	548
Sales-based taxes	–	–	25,936	–	25,936
Other taxes and duties	(29)	–	34,848	–	34,819
Total costs and other deductions	44,776	222	533,393	(302,582)	275,809
Income before income taxes	18,130	(211)	36,608	(19,750)	34,777
Income taxes	(1,150)	(81)	16,350	–	15,119
Net income including noncontrolling interests	19,280	(130)	20,258	(19,750)	19,658
Net income attributable to noncontrolling interests	–	–	378	–	378
Net income attributable to ExxonMobil	$19,280	$ (130)	$ 19,880	$ (19,750)	$ 19,280

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Condensed consolidated statement of income for 12 months ended December 31, 2008					
Revenues and other income					
Sales and other operating revenue, including sales-based taxes	$17,481	$ –	$442,098	$ –	$459,579
Income from equity affiliates	45,664	9	11,055	(45,647)	11,081
Other income	302	–	6,397	–	6,699
Intercompany revenue	48,414	45	442,305	(490,764)	–
Total revenues and other income	111,861	54	901,855	(536,411)	477,359
Costs and other deductions					
Crude oil and product purchases	48,346	–	669,107	(467,999)	249,454
Production and manufacturing expenses	8,327	–	35,298	(5,720)	37,905
Selling, general and administrative expenses	3,349	–	13,364	(840)	15,873
Depreciation and depletion	1,552	–	10,827	–	12,379
Exploration expenses, including dry holes	192	–	1,259	–	1,451
Interest expense	3,859	207	13,143	(16,536)	673
Sales-based taxes	–	–	34,508	–	34,508
Other taxes and duties	67	–	41,652	–	41,719
Total costs and other deductions	65,692	207	819,158	(491,095)	393,962
Income before income taxes	46,169	(153)	82,697	(45,316)	83,397
Income taxes	949	(56)	35,637	–	36,530
Net income including noncontrolling interests	45,220	(97)	47,060	(45,316)	46,867
Net income attributable to noncontrolling interests	–	–	1,647	–	1,647
Net income attributable to ExxonMobil	$45,220	$ (97)	$ 45,413	$ (45,316)	$ 45,220

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Condensed consolidated balance sheet for year ended December 31, 2010					
Cash and cash equivalents	$ 309	$ –	$ 7,516	$ –	$ 7,825
Cash and cash equivalents – restricted	371	–	257	–	628
Marketable securities	–	–	2	–	2
Notes and accounts receivable – net	2,104	–	30,346	(166)	32,284
Inventories	1,457	–	11,519	–	12,976
Other current assets	239	–	5,030	–	5,269
Total current assets	4,480	–	54,670	(166)	58,984
Investments, advances and long-term receivables	254,781	446	454,489	(674,378)	35,338
Property, plant and equipment – net	18,830	–	180,718	–	199,548
Other long-term assets	224	12	8,404	–	8,640
Intercompany receivables	18,186	2,457	528,405	(549,048)	–
Total assets	$ 296,501	$ 2,915	$ 1,226,686	$(1,223,592)	$ 302,510
Notes and loans payable	$ 1,042	$ 13	$ 1,732	$ –	$ 2,787
Accounts payable and accrued liabilities	2,987	–	47,047	–	50,034
Income taxes payable	–	3	9,975	(166)	9,812
Total current liabilities	4,029	16	58,754	(166)	62,633
Long-term debt	295	2,389	9,543	–	12,227
Postretirement benefits reserves	9,660	–	9,707	–	19,367
Deferred income tax liabilities	642	107	34,401	–	35,150
Other long-term liabilities	5,632	–	14,822	–	20,454
Intercompany payables	129,404	382	419,262	(549,048)	–
Total liabilities	149,662	2,894	546,489	(549,214)	149,831
Earnings reinvested	298,899	(848)	132,357	(131,509)	298,899
Other equity	(152,060)	869	542,000	(542,869)	(152,060)
ExxonMobil share of equity	146,839	21	674,357	(674,378)	146,839
Noncontrolling interests	–	–	5,840	–	5,840
Total equity	146,839	21	680,197	(674,378)	152,679
Total liabilities and equity	$ 296,501	$ 2,915	$ 1,226,686	$(1,223,592)	$ 302,510
Condensed consolidated balance sheet for year ended December 31, 2009					
Cash and cash equivalents	$ 449	$ –	$ 10,244	$ –	$ 10,693
Marketable securities	–	–	169	–	169
Notes and accounts receivable – net	2,050	–	25,858	(263)	27,645
Inventories	1,202	–	10,351	–	11,553
Other current assets	313	–	4,862	–	5,175
Total current assets	4,014	–	51,484	(263)	55,235
Investments, advances and long-term receivables	199,110	449	439,712	(607,606)	31,665
Property, plant and equipment – net	18,015	–	121,101	–	139,116
Other long-term assets	207	24	7,076	–	7,307
Intercompany receivables	19,637	2,257	442,903	(464,797)	–
Total assets	$ 240,983	$ 2,730	$ 1,062,276	$(1,072,666)	$ 233,323
Notes and loans payable	$ 43	$ 13	$ 2,420	$ –	$ 2,476
Accounts payable and accrued liabilities	2,779	–	38,496	–	41,275
Income taxes payable	–	2	8,571	(263)	8,310
Total current liabilities	2,822	15	49,487	(263)	52,061
Long-term debt	279	2,157	4,693	–	7,129
Postretirement benefits reserves	8,673	–	9,269	–	17,942
Deferred income tax liabilities	818	151	22,179	–	23,148
Other long-term liabilities	5,286	–	12,365	–	17,651
Intercompany payables	112,536	382	351,879	(464,797)	–
Total liabilities	130,414	2,705	449,872	(465,060)	117,931
Earnings reinvested	276,937	(694)	109,603	(108,909)	276,937
Other equity	(166,368)	719	497,978	(498,697)	(166,368)
ExxonMobil share of equity	110,569	25	607,581	(607,606)	110,569
Noncontrolling interests	–	–	4,823	–	4,823
Total equity	110,569	25	612,404	(607,606)	115,392
Total liabilities and equity	$ 240,983	$ 2,730	$ 1,062,276	$(1,072,666)	$ 233,323

Condensed consolidated statement of cash flows for 12 months ended December 31, 2010

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
	(millions of dollars)				
Cash provided by/(used in) operating activities	$ 35,740	$ 63	$ 18,307	$ (5,697)	$ 48,413
Cash flows from investing activities					
Additions to property, plant and equipment	(2,922)	–	(23,949)	–	(26,871)
Sales of long-term assets	1,484	–	1,777	–	3,261
Decrease/(increase) in restricted cash and cash equivalents	(371)	–	(257)	–	(628)
Net intercompany investing	(13,966)	(200)	13,813	353	–
All other investing, net	(672)	–	706	–	34
Net cash provided by/(used in) investing activities	(16,447)	(200)	(7,910)	353	(24,204)
Cash flows from financing activities					
Additions to short- and long-term debt	–	–	1,741	–	1,741
Reductions in short- and long-term debt	(3)	(13)	(8,644)	–	(8,660)
Additions/(reductions) in debt with three months or less maturity	997	–	(288)	–	709
Cash dividends	(8,498)	–	(5,697)	5,697	(8,498)
Common stock acquired	(13,093)	–	–	–	(13,093)
Net intercompany financing activity	–	–	202	(202)	–
All other financing, net	1,164	150	(286)	(151)	877
Net cash provided by/(used in) financing activities	(19,433)	137	(12,972)	5,344	(26,924)
Effects of exchange rate changes on cash	–	–	(153)	–	(153)
Increase/(decrease) in cash and cash equivalents	$ (140)	$ –	$ (2,728)	$ –	$ (2,868)

Condensed consolidated statement of cash flows for 12 months ended December 31, 2009

	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
Cash provided by/(used in) operating activities	$ 27,424	$ 72	$ 28,024	$(27,082)	$ 28,438
Cash flows from investing activities					
Additions to property, plant and equipment	(2,686)	–	(19,805)	–	(22,491)
Sales of long-term assets	228	–	1,317	–	1,545
Decrease/(increase) in restricted cash and cash equivalents	–	–	–	–	–
Net intercompany investing	(1,826)	(209)	1,717	318	–
All other investing, net	–	–	(1,473)	–	(1,473)
Net cash provided by/(used in) investing activities	(4,284)	(209)	(18,244)	318	(22,419)
Cash flows from financing activities					
Additions to short- and long-term debt	–	–	1,561	–	1,561
Reductions in short- and long-term debt	(3)	(13)	(1,627)	–	(1,643)
Additions/(reductions) in debt with three months or less maturity	39	–	(110)	–	(71)
Cash dividends	(8,023)	–	(27,082)	27,082	(8,023)
Common stock acquired	(19,703)	–	–	–	(19,703)
Net intercompany financing activity	–	–	168	(168)	–
All other financing, net	988	150	(392)	(150)	596
Net cash provided by/(used in) financing activities	(26,702)	137	(27,482)	26,764	(27,283)
Effects of exchange rate changes on cash	–	–	520	–	520
Increase/(decrease) in cash and cash equivalents	$ (3,562)	$ –	$(17,182)	$ –	$(20,744)

Condensed consolidating financial information related to guaranteed securities issued by subsidiaries

Condensed consolidated statement of cash flows for 12 months ended December 31, 2008	Exxon Mobil Corporation Parent Guarantor	SeaRiver Maritime Financial Holdings, Inc.	All Other Subsidiaries	Consolidating and Eliminating Adjustments	Consolidated
			(millions of dollars)		
Cash provided by/(used in) operating activities	$ 47,823	$ 68	$ 54,478	$(42,644)	$ 59,725
Cash flows from investing activities					
Additions to property, plant and equipment	(2,154)	–	(17,164)	–	(19,318)
Sales of long-term assets	162	–	5,823	–	5,985
Decrease/(increase) in restricted cash and cash equivalents	–	–	–	–	–
Net intercompany investing	(502)	(155)	476	181	–
All other investing, net	–	–	(2,166)	–	(2,166)
Net cash provided by/(used in) investing activities	(2,494)	(155)	(13,031)	181	(15,499)
Cash flows from financing activities					
Additions to short- and long-term debt	–	–	1,146	–	1,146
Reductions in short- and long-term debt	(4)	(13)	(1,799)	–	(1,816)
Additions/(reductions) in debt with three months or less maturity	–	–	143	–	143
Cash dividends	(8,058)	–	(42,644)	42,644	(8,058)
Common stock acquired	(35,734)	–	–	–	(35,734)
Net intercompany financing activity	–	–	81	(81)	–
All other financing, net	1,085	100	(793)	(100)	292
Net cash provided by/(used in) financing activities	(42,711)	87	(43,866)	42,463	(44,027)
Effects of exchange rate changes on cash	–	–	(2,743)	–	(2,743)
Increase/(decrease) in cash and cash equivalents	$ 2,618	$ –	$ (5,162)	$ –	$ (2,544)

14. Incentive Program

The 2003 Incentive Program provides for grants of stock options, stock appreciation rights (SARs), restricted stock and other forms of award. Awards may be granted to eligible employees of the Corporation and those affiliates at least 50 percent owned. Outstanding awards are subject to certain forfeiture provisions contained in the program or award instrument. The maximum number of shares of stock that may be issued under the 2003 Incentive Program is 220 million. Awards that are forfeited or expire, or are settled in cash, do not count against this maximum limit. The 2003 Incentive Program does not have a specified term. New awards may be made until the available shares are depleted, unless the Board terminates the plan early. At the end of 2010, remaining shares available for award under the 2003 Incentive Program were 141,939 thousand.

As under earlier programs, options and SARs may be granted at prices not less than 100 percent of market value on the date of grant and have a maximum life of 10 years. Most of the options and SARs normally first become exercisable one year following the date of grant. All remaining stock options and SARs outstanding were either granted prior to 2002 or were converted XTO stock options as a result of the XTO merger.

Under the terms of the XTO merger agreement, outstanding XTO stock-based awards were converted into ExxonMobil stock-based awards based on the merger exchange ratio. The converted XTO awards, granted under XTO's 1998 or 2004 Stock Incentive Plans, include restricted stock awards, stock options and performance stock awards. The grant date for the converted XTO awards is considered to be the effective date of the merger for purposes of calculating fair value. Compensation cost for the converted XTO awards is recognized in income over the requisite service period. The maximum term of the XTO awards is ten years under the 1998 plan and seven years under the 2004 plan. No additional awards will be issued under either XTO plan. In connection with the closing of the merger, the Corporation also made new grants of restricted stock under the Corporation's 2003 Incentive Program to certain current or former XTO employees as described in more detail below.

Restricted Stock. Excluding XTO merger-related grants, long-term incentive awards totaling 10,648 thousand of restricted (nonvested) common stock and restricted (nonvested) common stock units were granted in 2010. Awards totaling 10,133 thousand and 10,116 thousand of restricted (nonvested) common stock and restricted (nonvested) common stock units were granted in 2009 and 2008, respectively. These shares are issued to employees from treasury stock. The total compensation expense is recognized over the requisite service period. The units that are settled in cash are recorded as liabilities and their changes in fair value are recognized over the vesting period. During the applicable restricted periods, the shares may not be sold or transferred and are subject to forfeiture. The majority of the awards have graded vesting periods, with 50 percent of the shares in each award vesting after three years and the remaining 50 percent vesting after seven years. A small number of awards granted to certain senior executives have vesting periods of five years for 50 percent of the award and of 10 years or retirement, whichever occurs later, for the remaining 50 percent of the award.

Additionally, long-term incentive awards totaling 4,206 thousand of restricted (nonvested) common stock were granted in 2010 in association with the XTO merger. This included the granting of 1,423 thousand of restricted common stock awards under the Corporation's 2003 Incentive Program and 2,783 thousand of converted XTO restricted common stock awards. The majority of the converted XTO awards vest in three installments over a period of three years or three and a half years after the initial grant. The remainder of converted XTO awards that were granted to certain senior XTO employees will vest on the first anniversary of the effective date of the merger. Awards granted to certain former senior executives of XTO in connection with consulting agreements negotiated as part of the merger have vesting periods of one year for 50 percent of the award and of two or three years for the remaining 50 percent of the award, depending on the actual term of the consulting engagements.

The Corporation has purchased shares in the open market and through negotiated transactions to offset shares issued in conjunction with benefit plans and programs. Purchases may be discontinued at any time without prior notice.

In 2002, the Corporation began issuing restricted stock as stock-based compensation in lieu of stock options. Compensation expense for these awards is based on the price of the stock at the date of grant and has been recognized in income over the requisite service period. Prior to 2002, the Corporation issued stock options as stock-based compensation and since these awards vested prior to the effective date of current authoritative guidance, they continue to be accounted for under the prior prescribed method. Under this method, compensation expense for awards granted in the form of stock options is measured at the intrinsic value of the options (the difference between the market price of the stock and the exercise price of the options) on the date of grant. Since these two prices were the same on the date of grant, no compensation expense has been recognized in income for these awards.

The following tables summarize information about restricted stock and restricted stock units for the year ended December 31, 2010.

	2010	
Restricted stock and units outstanding	Shares	Weighted Average Grant-Date Fair Value per Share
	(thousands)	
Issued and outstanding at January 1	43,503	$ 67.52
2009 award issued in 2010	10,132	$ 75.40
Merger-related granted and converted XTO awards	4,206	$ 59.31
Vested	(10,377)	$ 61.72
Forfeited	(158)	$ 67.91
Issued and outstanding at December 31	47,306	$ 69.74

Value of restricted stock and units	2010	2009	2008
Grant price	$ 66.07	$ 75.40	$ 78.24
Value at date of grant:		*(millions of dollars)*	
Restricted stock and units settled in stock	$ 672	$ 711	$ 735
Merger-related granted and converted XTO awards	250	–	–
Units settled in cash	60	53	56
Total value	$ 982	$ 764	$ 791

As of December 31, 2010, there was $2,133 million of unrecognized compensation cost related to the nonvested restricted awards. This cost is expected to be recognized over a weighted-average period of 4.3 years. The compensation cost charged against income for the restricted stock and restricted units was $801 million, $723 million and $648 million for 2010, 2009 and 2008, respectively. The income tax benefit recognized in income related to this compensation expense was $81 million, $76 million and $75 million for the same periods, respectively. The fair value of shares and units vested in 2010, 2009 and 2008 was $718 million, $763 million and $438 million, respectively. Cash payments of $42 million, $41 million and $25 million for vested restricted stock units settled in cash were made in 2010, 2009 and 2008, respectively.

Performance Stock. The Corporation granted 157 thousand of converted XTO performance stock awards with a grant-date fair value of $5 million as a result of the merger. Compensation cost for the performance stock awards is based on the estimated grant-date fair value. Vesting of XTO performance stock awards depended on the achievement of certain XTO stock thresholds. Upon conversion of these awards to ExxonMobil performance stock awards in connection with the merger, the performance thresholds were adjusted to equivalent market price thresholds for common stock of the Corporation. The performance stock awards are subject to forfeiture if the performance criteria are not met within the maximum term. Otherwise, holders of performance stock awards generally have all voting, dividend and other rights of other common stockholders.

The following table provides information about these converted performance stock awards as of December 31, 2010.

Performance stock awards	Dec. 31, 2010 Shares *(thousands)*
Vesting Price:	
$108.49	38
$119.76	38

During 2010, 80 thousand performance share awards vested.

Unrecognized compensation cost was $1 million at December 31, 2010. Compensation expense recognized in 2010 was $3 million.

Stock Options. The Corporation granted 12,393 thousand of converted XTO stock options with a grant-date fair value of $182 million as a result of the XTO merger. The grant included 893 thousand of unvested options. The converted XTO stock option awards are accounted for under current authoritative guidance, which requires the measurement and recognition of compensation expense based on estimated grant-date fair values. Upon conversion of these stock options to ExxonMobil stock options in connection with the merger, the performance thresholds were adjusted to equivalent market price thresholds for common stock of the Corporation. These stock options generally vest and become exercisable ratably over a three-year period, and may include a provision for accelerated vesting when the common stock price reaches specified levels. Some stock option tranches vest only when the common stock price reaches specified levels. As of December 31, 2010, unvested stock options of 574 thousand included 130 thousand options that vest ratably over three years and 444 thousand options that vest at stock prices ranging from $76.08 to $126.80.

Changes that occurred in the Corporation's stock options in 2010 are summarized below (shares in thousands):

Stock options	2010 Shares	 Avg. Exercise Price	Weighted Average Remaining Contractual Term
Outstanding at January 1	41,473	$40.92	
Merger-related converted XTO awards	12,393	$55.15	
Exercised	(24,305)	$43.62	
Forfeited	(52)	$45.91	
Outstanding at December 31	29,509	$44.65	2.0 Years
Exercisable at December 31	28,935	$43.94	1.9 Years

Unrecognized compensation cost related to the nonvested merger-related converted XTO stock options was $1 million as of December 31, 2010. Compensation expense recognized in 2010 was $2 million. No compensation expense was recognized for stock options in 2009 and 2008, as all remaining outstanding stock options were granted prior to 2002 and were fully vested. Cash received from stock option exercises was $1,043 million, $752 million and $753 million for 2010, 2009 and 2008, respectively. The cash tax benefit realized for the options exercised was $89 million, $164 million and $273 million for 2010, 2009 and 2008, respectively. The aggregate intrinsic value of stock options exercised in 2010, 2009 and 2008 was $539 million, $563 million and $894 million, respectively. The intrinsic value for the balance of outstanding stock options at December 31, 2010, was $868 million. The intrinsic value for the balance of exercisable stock options at December 31, 2010, was $865 million.

Estimated Fair Value of XTO Merger-Related Grants. For restricted stock grants, the fair value was equal to the price of the common stock on the grant date. For the converted XTO stock options and performance stock, the Corporation used a Monte Carlo simulation model to estimate fair value. The Monte Carlo simulation model requires inputs for the risk-free interest rate, dividend yield, volatility, contract term, target vesting price, post-vesting turnover rate and sub-optimal exercise factor. Expected life, derived vesting period and fair value are outputs of this model.

The risk-free interest rate is based on the constant maturity nominal rates of U.S. Treasury securities with remaining lives throughout the contract term on the day of the grant. The dividend yield is the expected common stock annual dividend yield over the expected life of the option or performance stock, expressed as a percentage of the stock price on the date of grant. The volatility factors are based on a combination of both the historical volatilities of ExxonMobil's stock and the implied volatility of traded options on ExxonMobil common stock. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by certain employees who receive stock option grants, and subsequent events are not indicative of the reasonableness of the original fair value estimates.

The total estimated fair value calculated at the time of the merger for the converted XTO stock-based awards was $352 million.

Fair values were determined using the following assumptions:

Weighted average expected term	2.5 years
Range of risk-free interest rates	0.1% - 2.6%
Weighted average risk-free interest rates	0.9%
Dividend yield	3.0%
Weighted average volatility	28.5%
Range of volatility	22.5% - 33.6%

15. Litigation and Other Contingencies

Litigation. A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits. Management has regular litigation reviews, including updates from corporate and outside counsel, to assess the need for accounting recognition or disclosure of these contingencies. The Corporation accrues an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Corporation does not record liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and which are significant, the Corporation discloses the nature of the contingency and, where feasible, an estimate of the possible loss. ExxonMobil will continue to defend itself vigorously in these matters. Based on a consideration of all relevant facts and circumstances, the Corporation does not believe the ultimate outcome of any currently pending lawsuit against ExxonMobil will have a materially adverse effect upon the Corporation's operations, financial condition, or financial statements taken as a whole.

Other Contingencies. The Corporation and certain of its consolidated subsidiaries were contingently liable at December 31, 2010, for $8,771 million, primarily relating to guarantees for notes, loans and performance under contracts. Included in this amount were guarantees by consolidated affiliates of $5,290 million, representing ExxonMobil's share of obligations of certain equity companies.

	Dec. 31, 2010		
	Equity Company Obligations	Other Third-Party Obligations	Total
	(millions of dollars)		
Guarantees	$ 5,290	$ 3,481	$ 8,771

Additionally, the Corporation and its affiliates have numerous long-term sales and purchase commitments in their various business activities, all of which are expected to be fulfilled with no adverse consequences material to the Corporation's operations or financial condition. Unconditional purchase obligations as defined by accounting standards are those long-term commitments that are noncancelable or cancelable only under certain conditions, and that third parties have used to secure financing for the facilities that will provide the contracted goods or services.

	Payments Due by Period			
	2011	2012-2015	2016 and Beyond	Total
	(millions of dollars)			
Unconditional purchase obligations *(1)*	$ 287	$ 748	$ 487	$1,522

(1) Undiscounted obligations of $1,522 million mainly pertain to pipeline throughput agreements and include $996 million of obligations to equity companies. The present value of these commitments, which excludes imputed interest of $273 million, totaled $1,249 million.

In accordance with a nationalization decree issued by Venezuela's president in February 2007, by May 1, 2007, a subsidiary of the Venezuelan National Oil Company (PdVSA) assumed the operatorship of the Cerro Negro Heavy Oil Project. This Project had been operated and owned by ExxonMobil affiliates holding a 41.67 percent ownership interest in the Project. The decree also required conversion of the Cerro Negro Project into a "mixed enterprise" and an increase in PdVSA's or one of its affiliate's ownership interest in the Project, with the stipulation that if ExxonMobil refused to accept the terms for the formation of the mixed enterprise within a specified period of time, the government would "directly assume the activities" carried out by the joint venture. ExxonMobil refused to accede to the terms proffered by the government, and on June 27, 2007, the government expropriated ExxonMobil's 41.67 percent interest in the Cerro Negro Project.

On September 6, 2007, affiliates of ExxonMobil filed a Request for Arbitration with the International Centre for Settlement of Investment Disputes (ICSID) invoking ICSID jurisdiction under Venezuela's Investment Law and the Netherlands-Venezuela Bilateral Investment Treaty. The ICSID Tribunal issued a decision on June 10, 2010, finding that it had jurisdiction to proceed on the basis of the Netherlands-Venezuela Bilateral Investment Treaty. The ICSID arbitration proceeding is continuing and a hearing on the merits is currently scheduled for the first quarter of 2012. An affiliate of ExxonMobil has also filed an arbitration under the rules of the International Chamber of Commerce (ICC) against PdVSA and a PdVSA affiliate for breach of their contractual obligations under certain Cerro Negro Project agreements. A hearing on the merits of the ICC arbitration concluded in September 2010 and the parties filed post-hearing briefs. At this time, the net impact of this matter on the Corporation's consolidated financial results cannot be reasonably estimated. However, the Corporation does not expect the resolution to have a material effect upon the Corporation's operations or financial condition. ExxonMobil's remaining net book investment in Cerro Negro producing assets is about $750 million.

16. Pension and Other Postretirement Benefits

The benefit obligations and plan assets associated with the Corporation's principal benefit plans are measured on December 31.

	Pension Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2010	2009	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations at December 31			(percent)			
Discount rate	5.50	6.00	4.80	5.20	5.50	6.00
Long-term rate of compensation increase	5.00	5.00	5.20	5.00	5.00	5.00
Change in benefit obligation			(millions of dollars)			
Benefit obligation at January 1	$13,981	$13,272	$23,344	$19,990	$6,748	$6,633
Service cost	468	438	480	421	101	94
Interest cost	798	809	1,175	1,121	395	408
Actuarial loss/(gain)	553	1,126	1,672	1,280	277	(49)
Benefits paid *(1) (2)*	(873)	(1,665)	(1,281)	(1,174)	(394)	(480)
Foreign exchange rate changes	–	–	169	1,676	26	60
Plan amendments, other	80	1	163	30	178	82
Benefit obligation at December 31	$15,007	$13,981	$25,722	$23,344	$7,331	$6,748
Accumulated benefit obligation at December 31	$12,764	$11,615	$22,958	$20,909	$ –	$ –

(1) Benefit payments for funded and unfunded plans.

(2) For 2010 and 2009, other postretirement benefits paid are net of $15 million and $28 million of Medicare subsidy receipts, respectively.

For U.S. plans, the discount rate is determined by constructing a portfolio of high-quality, noncallable bonds with cash flows that match estimated outflows for benefit payments. For major non-U.S. plans, the discount rate is determined by using bond portfolios with an average maturity approximating that of the liabilities or spot yield curves, both of which are constructed using high-quality, local-currency-denominated bonds.

The measurement of the accumulated postretirement benefit obligation assumes an initial health care cost trend rate of 6.0 percent that declines to 4.5 percent by 2015. A one-percentage-point increase in the health care cost trend rate would increase service and interest cost by $57 million and the postretirement benefit obligation by $599 million. A one-percentage-point decrease in the health care cost trend rate would decrease service and interest cost by $45 million and the postretirement benefit obligation by $494 million.

	Pension Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2010	2009	2010	2009	2010	2009
Change in plan assets			(millions of dollars)			
Fair value at January 1	$10,277	$ 6,634	$15,401	$11,260	$ 514	$ 443
Actual return on plan assets	1,235	2,013	1,482	2,201	63	93
Foreign exchange rate changes	–	–	99	1,300	–	–
Company contribution	–	3,070	1,184	1,456	38	36
Benefits paid *(1)*	(677)	(1,440)	(873)	(795)	(59)	(57)
Other	–	–	(528)	(21)	2	(1)
Fair value at December 31	$10,835	$10,277	$16,765	$15,401	$ 558	$ 514

(1) Benefit payments for funded plans.

The funding levels of all qualified pension plans are in compliance with standards set by applicable law or regulation. As shown in the table below, certain smaller U.S. pension plans and a number of non-U.S. pension plans are not funded because local tax conventions and regulatory practices do not encourage funding of these plans. All defined benefit pension obligations, regardless of the funding status of the underlying plans, are fully supported by the financial strength of the Corporation or the respective sponsoring affiliate.

	Pension Benefits			
	U.S.		Non-U.S.	
	2010	2009	2010	2009
	(millions of dollars)			
Assets in excess of/(less than) benefit obligation				
Balance at December 31				
Funded plans	$(2,349)	$(1,940)	$(2,769)	$(2,085)
Unfunded plans	(1,823)	(1,764)	(6,188)	(5,858)
Total	$(4,172)	$(3,704)	$(8,957)	$(7,943)

The authoritative guidance for defined benefit pension and other postretirement plans requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income.

	Pension Benefits				Other Postretirement Benefits	
	U.S.		Non-U.S.			
	2010	2009	2010	2009	2010	2009
	(millions of dollars)					
Assets in excess of/(less than) benefit obligation						
Balance at December 31 *(1)*	$(4,172)	$(3,704)	$(8,957)	$(7,943)	$(6,773)	$(6,234)
Amounts recorded in the consolidated balance sheet consist of:						
Other assets	$ 1	$ 1	$ 400	$ 961	$ –	$ –
Current liabilities	(257)	(235)	(336)	(348)	(343)	(318)
Postretirement benefits reserves	(3,916)	(3,470)	(9,021)	(8,556)	(6,430)	(5,916)
Total recorded	$(4,172)	$(3,704)	$(8,957)	$(7,943)	$(6,773)	$(6,234)
Amounts recorded in accumulated other comprehensive income consist of:						
Net actuarial loss/(gain)	$ 5,028	$ 5,830	$ 7,795	$ 7,036	$ 1,985	$ 1,878
Prior service cost	83	5	674	622	154	181
Total recorded in accumulated other comprehensive income	$ 5,111	$ 5,835	$ 8,469	$ 7,658	$ 2,139	$ 2,059

(1) Fair value of assets less benefit obligation shown on the preceding page.

The long-term expected rate of return on funded assets shown below is established for each benefit plan by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

	Pension Benefits						Other Postretirement Benefits		
	U.S.			Non-U.S.					
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31					*(percent)*				
Discount rate	6.00	6.25	6.25	5.20	5.50	5.40	6.00	6.25	6.25
Long-term rate of return on funded assets	7.50	8.00	9.00	6.70	7.30	7.50	7.50	8.00	9.00
Long-term rate of compensation increase	5.00	5.00	5.00	5.00	4.70	4.50	5.00	5.00	5.00
Components of net periodic benefit cost					*(millions of dollars)*				
Service cost	$ 468	$ 438	$ 378	$ 480	$ 421	$ 434	$ 101	$ 94	$ 100
Interest cost	798	809	729	1,175	1,121	1,152	395	408	414
Expected return on plan assets	(726)	(656)	(915)	(1,010)	(886)	(1,200)	(37)	(35)	(59)
Amortization of actuarial loss/(gain)	525	694	239	554	648	318	147	176	197
Amortization of prior service cost	2	–	(2)	84	79	93	52	69	76
Net pension enhancement and curtailment/settlement expense	321	485	174	9	2	32	–	–	–
Net periodic benefit cost	$1,388	$1,770	$ 603	$1,292	$1,385	$ 829	$ 658	$ 712	$ 728
Changes in amounts recorded in accumulated other comprehensive income:									
Net actuarial loss/(gain)	$ 44	$ (231)	$5,275	$1,202	$ (33)	$4,837	$ 251	$ (107)	$ 13
Amortization of actuarial (loss)/gain	(846)	(1,179)	(413)	(563)	(650)	(350)	(147)	(176)	(197)
Prior service cost/(credit)	80	–	–	160	69	16	26	–	–
Amortization of prior service (cost)	(2)	–	2	(84)	(79)	(93)	(52)	(69)	(76)
Foreign exchange rate changes	–	–	–	96	608	(997)	2	2	(3)
Total recorded in other comprehensive income	(724)	(1,410)	4,864	811	(85)	3,413	80	(350)	(263)
Total recorded in net periodic benefit cost and other comprehensive income, before tax	$ 664	$ 360	$5,467	$2,103	$1,300	$4,242	$ 738	$ 362	$ 465

Costs for defined contribution plans were $347 million, $339 million and $309 million in 2010, 2009 and 2008, respectively.

A summary of the change in accumulated other comprehensive income is shown in the table below:

	Total Pension and Other Postretirement Benefits		
	2010	2009	2008
		(millions of dollars)	
(Charge)/credit to other comprehensive income, before tax			
U.S. pension	$ 724	$ 1,410	$ (4,864)
Non-U.S. pension	(811)	85	(3,413)
Other postretirement benefits	(80)	350	263
Total (charge)/credit to other comprehensive income, before tax	(167)	1,845	(8,014)
(Charge)/credit to income tax (see note 18)	35	(591)	2,723
(Charge)/credit to investment in equity companies	11	(133)	(27)
(Charge)/credit to other comprehensive income including noncontrolling interests, after tax	$ (121)	$ 1,121	$ (5,318)
Charge/(credit) to equity of noncontrolling interests	95	93	224
(Charge)/credit to other comprehensive income attributable to ExxonMobil	$ (26)	$ 1,214	$ (5,094)

The Corporation's investment strategy for benefit plan assets reflects a long-term view, a careful assessment of the risks inherent in various asset classes and broad diversification to reduce the risk of the portfolio. The benefit plan assets are primarily invested in passive equity and fixed income index funds to diversify risk while minimizing costs. The equity funds hold ExxonMobil stock only to the extent necessary to replicate the relevant equity index. The fixed income funds are largely invested in high-quality corporate and government debt securities.

Studies are periodically conducted to establish the preferred target asset allocation. The target asset allocation for the U.S. benefit plans is 60% equity securities and 40% debt securities. The target asset allocation for the non-U.S. plans in aggregate is 56% equities, 41% debt and 3% real estate funds. The equity targets for the U.S. and non-U.S. plans include an allocation to private equity partnerships that primarily focus on early-stage venture capital of 5% and 3%, respectively.

The fair value measurement levels are accounting terms that refer to different methods of valuing assets. The terms do not represent the relative risk or credit quality of an investment.

The 2010 fair value of the benefit plan assets, including the level within the fair value hierarchy, is shown in the tables below:

	U.S. Pension				Non-U.S. Pension			
	Fair Value Measurement at December 31, 2010, Using:				Fair Value Measurement at December 31, 2010, Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(millions of dollars)				(millions of dollars)			
Asset category:								
Equity securities								
U.S.	$ –	$ 2,648(1)	$ –	$ 2,648	$ –	$ 2,443(1)	$ –	$ 2,443
Non-U.S.	–	3,530(1)	–	3,530	228(2)	6,502(1)	–	6,730
Private equity	–	–	408(3)	408	–	–	315(3)	315
Debt securities								
Corporate	–	1,152(4)	–	1,152	2(5)	1,629(4)	–	1,631
Government	–	2,847(4)	–	2,847	146(5)	4,709(4)	–	4,855
Asset-backed	–	31(4)	–	31	–	98(4)	–	98
Private mortgages	–	–	128(6)	128	–	–	4(6)	4
Real estate funds	–	–	–	–	–	–	417(7)	417
Cash	68	–	–	68	63	51(8)	–	114
Total at fair value	$ 68	$ 10,208	$ 536	$10,812	$ 439	$15,432	$ 736	$16,607
Insurance contracts at contract value				23				158
Total plan assets				$10,835				$16,765

(1) For U.S. and non-U.S. equity securities held in the form of fund units that are redeemable at the measurement date, the unit value is treated as a Level 2 input. The fair value of the securities owned by the funds is based on observable quoted prices on active exchanges, which are Level 1 inputs.

(2) For non-U.S. equity securities held in separate accounts, fair value is based on observable quoted prices on active exchanges.

(3) For private equity, fair value is generally established by using revenue or earnings multiples or other relevant market data including Initial Public Offerings.

(4) For corporate, government and asset-backed debt securities, fair value is based on observable inputs of comparable market transactions.

(5) For corporate and government debt securities that are traded on active exchanges, fair value is based on observable quoted prices.

(6) For private mortgages, fair value is based on proprietary credit spread matrices developed using market data and monthly surveys of active mortgage bankers.

(7) For real estate funds, fair value is based on appraised values developed using comparable market transactions.

(8) For cash balances that are subject to withdrawal penalties or other adjustments, the fair value is treated as a Level 2 input.

	Other Postretirement			
	Fair Value Measurement at December 31, 2010, Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(millions of dollars)			
Asset category:				
Equity securities				
U.S.	$ –	$ 180(1)	$ –	$ 180
Non-U.S.	–	191(1)	–	191
Private equity	–	–	5(2)	5
Debt securities				
Corporate	–	49(3)	–	49
Government	–	117(3)	–	117
Asset-backed	–	13(3)	–	13
Private mortgages	–	–	2(4)	2
Cash	1	–	–	1
Total at fair value	$ 1	$ 550	$ 7	$ 558

(1) For U.S. and non-U.S. equity securities held in the form of fund units that are redeemable at the measurement date, the unit value is treated as a Level 2 input. The fair value of the securities owned by the funds is based on observable quoted prices on active exchanges, which are Level 1 inputs.

(2) For private equity, fair value is generally established by using revenue or earnings multiples or other relevant market data including Initial Public Offerings.

(3) For corporate, government and asset-backed debt securities, fair value is based on observable inputs of comparable market transactions.

(4) For private mortgages, fair value is based on proprietary credit spread matrices developed using market data and monthly surveys of active mortgage bankers.

The change in the fair value in 2010 of Level 3 assets that use significant unobservable inputs to measure fair value is shown in the table below:

	2010						
	Pension					Other Postretirement	
	U.S.		Non U.S.				
	Private Equity	Private Mortgages	Private Equity	Private Mortgages	Real Estate	Private Equity	Private Mortgages
	(millions of dollars)						
Fair value at January 1	$349	$280	$239	$ 5	$413	$ 4	$ 3
Net realized gains/(losses)	–	36	(1)	(1)	–	–	1
Net unrealized gains/(losses)	47	(3)	26	1	(4)	1	–
Net purchases/(sales)	12	(185)	51	(1)	8	–	(2)
Fair value at December 31	$408	$128	$315	$ 4	$417	$ 5	$ 2

The 2009 fair value of the benefit plan assets, including the level within the fair value hierarchy, is shown in the tables below:

	U.S. Pension — Fair Value Measurement at December 31, 2009, Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Non-U.S. Pension — Fair Value Measurement at December 31, 2009, Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(millions of dollars)				(millions of dollars)			
Asset category:								
Equity securities								
U.S.	$ –	$ 2,503(1)	$ –	$ 2,503	$ –	$ 2,244(1)	$ –	$ 2,244
Non-U.S.	–	3,341(1)	–	3,341	227(2)	5,946(1)	–	6,173
Private equity	–	–	349(3)	349	–	–	239(3)	239
Debt securities								
Corporate	–	1,040(4)	–	1,040	2(5)	1,637(4)	–	1,639
Government	–	2,570(4)	–	2,570	70(5)	4,217(4)	–	4,287
Asset-backed	–	30(4)	–	30	–	119(4)	–	119
Private mortgages	–	–	280(6)	280	–	–	5(6)	5
Real estate funds	–	–	–	–	–	–	413(7)	413
Cash	140	–	–	140	79	55(8)	–	134
Total at fair value	$140	$ 9,484	$ 629	$10,253	$ 378	$14,218	$657	$15,253
Insurance contracts at contract value				24				148
Total plan assets				$10,277				$15,401

(1) For U.S. and non-U.S. equity securities held in the form of fund units that are redeemable at the measurement date, the unit value is treated as a Level 2 input. The fair value of the securities owned by the funds is based on observable quoted prices on active exchanges, which are Level 1 inputs.

(2) For non-U.S. equity securities held in separate accounts, fair value is based on observable quoted prices on active exchanges.

(3) For private equity, fair value is generally established by using revenue or earnings multiples or other relevant market data including Initial Public Offerings.

(4) For corporate, government and asset-backed debt securities, fair value is based on observable inputs of comparable market transactions.

(5) For corporate and government debt securities that are traded on active exchanges, fair value is based on observable quoted prices.

(6) For private mortgages, fair value is based on proprietary credit spread matrices developed using market data and monthly surveys of active mortgage bankers.

(7) For real estate funds, fair value is based on appraised values developed using comparable market transactions.

(8) For cash balances that are subject to withdrawal penalties or other adjustments, the fair value is treated as a Level 2 input.

	Other Postretirement			
	Fair Value Measurement at December 31, 2009, Using:			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(millions of dollars)			
Asset category:				
Equity securities				
U.S.	$ –	$ 166(1)	$ –	$ 166
Non-U.S.	–	181(1)	–	181
Private equity	–	–	4(2)	4
Debt securities				
Corporate	–	51(3)	–	51
Government	–	95(3)	–	95
Asset-backed	–	11(3)	–	11
Private mortgages	–	–	3(4)	3
Cash	3	–	–	3
Total at fair value	$ 3	$ 504	$ 7	$ 514

(1) For U.S. and non-U.S. equity securities held in the form of fund units that are redeemable at the measurement date, the unit value is treated as a Level 2 input. The fair value of the securities owned by the funds is based on observable quoted prices on active exchanges, which are Level 1 inputs.

(2) For private equity, fair value is generally established by using revenue or earnings multiples or other relevant market data including Initial Public Offerings.

(3) For corporate, government and asset-backed debt securities, fair value is based on observable inputs of comparable market transactions.

(4) For private mortgages, fair value is based on proprietary credit spread matrices developed using market data and monthly surveys of active mortgage bankers.

The change in the fair value in 2009 of Level 3 assets that use significant unobservable inputs to measure fair value is shown in the table below:

	2009						
	Pension					Other Postretirement	
	U.S.		Non U.S.				
	Private Equity	Private Mortgages	Private Equity	Private Mortgages	Real Estate	Private Equity	Private Mortgages
	(millions of dollars)						
Fair value at January 1	$346	$476	$238	$ 5	$409	$ 4	$ 6
Net realized gains/(losses)	4	11	(10)	–	(7)	–	–
Net unrealized gains/(losses)	(35)	7	(35)	–	(11)	–	–
Net purchases/(sales)	34	(214)	46	–	22	–	(3)
Fair value at December 31	$349	$280	$239	$ 5	$413	$ 4	$ 3

A summary of pension plans with an accumulated benefit obligation in excess of plan assets is shown in the table below:

	Pension Benefits			
	U.S.		Non-U.S.	
	2010	2009	2010	2009
	(millions of dollars)			
For funded pension plans with an accumulated benefit obligation in excess of plan assets:				
Projected benefit obligation	$13,184	$12,217	$ 9,865	$13,152
Accumulated benefit obligation	11,383	10,312	9,074	12,260
Fair value of plan assets	10,834	10,276	7,131	10,447
For unfunded pension plans:				
Projected benefit obligation	$ 1,823	$ 1,764	$ 6,188	$ 5,858
Accumulated benefit obligation	1,381	1,303	5,413	5,180

	Pension Benefits		Other Postretirement Benefits
	U.S.	Non-U.S.	
Estimated 2011 amortization from accumulated other comprehensive income:	(millions of dollars)		
Net actuarial loss/(gain) *(1)*	$ 835	$ 615	$ 159
Prior service cost *(2)*	9	97	35

(1) The Corporation amortizes the net balance of actuarial losses/(gains) as a component of net periodic benefit cost over the average remaining service period of active plan participants.

(2) The Corporation amortizes prior service cost on a straight-line basis as permitted under authoritative guidance for defined benefit pension and other postretirement benefit plans.

	Pension Benefits		Other Postretirement Benefits	
	U.S.	Non-U.S.	Gross	Medicare Subsidy Receipt
	(millions of dollars)			
Contributions expected in 2011	$ 270	$ 1,130	$ –	$ –
Benefit payments expected in:				
2011	1,454	1,299	440	23
2012	1,483	1,281	456	25
2013	1,512	1,316	474	26
2014	1,451	1,362	489	28
2015	1,392	1,393	502	29
2016 - 2020	6,079	8,325	2,662	163

17. Disclosures about Segments and Related Information

The Upstream, Downstream and Chemical functions best define the operating segments of the business that are reported separately. The factors used to identify these reportable segments are based on the nature of the operations that are undertaken by each segment. The Upstream segment is organized and operates to explore for and produce crude oil and natural gas. The Downstream segment is organized and operates to manufacture and sell petroleum products. The Chemical segment is organized and operates to manufacture and sell petrochemicals. These segments are broadly understood across the petroleum and petrochemical industries.

These functions have been defined as the operating segments of the Corporation because they are the segments (1) that engage in business activities from which revenues are earned and expenses are incurred; (2) whose operating results are regularly reviewed by the Corporation's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (3) for which discrete financial information is available.

Earnings after income tax include special items, and transfers are at estimated market prices. Earnings for 2009 included a special charge of $140 million in the corporate and financing segment for interest related to the Valdez punitive damages award. Special items included in 2008 after-tax earnings were a $1,620 million gain in Non-U.S. Upstream on the sale of a natural gas transportation business in Germany and special charges of $460 million in the corporate and financing segment related to the Valdez litigation.

Interest expense includes non-debt-related interest expense of $41 million, $500 million and $498 million in 2010, 2009 and 2008, respectively. Higher expenses in 2009 and 2008 primarily reflect interest provisions related to the Valdez litigation.

In corporate and financing activities, interest revenue relates to interest earned on cash deposits and marketable securities.

	Upstream U.S.	Upstream Non-U.S.	Downstream U.S.	Downstream Non-U.S.	Chemical U.S.	Chemical Non-U.S.	Corporate and Financing	Corporate Total
	(millions of dollars)							
As of December 31, 2010								
Earnings after income tax	$ 4,272	$ 19,825	$ 770	$ 2,797	$ 2,422	$ 2,491	$ (2,117)	$ 30,460
Earnings of equity companies included above	1,261	8,415	23	225	171	1,163	(581)	10,677
Sales and other operating revenue *(1)*	8,895	26,046	93,599	206,042	13,402	22,119	22	370,125
Intersegment revenue	8,102	39,066	13,546	52,697	9,694	8,421	282	–
Depreciation and depletion expense	3,506	7,574	681	1,565	421	432	581	14,760
Interest revenue	–	–	–	–	–	–	118	118
Interest expense	20	25	1	19	1	4	189	259
Income taxes	2,219	18,627	360	560	736	347	(1,288)	21,561
Additions to property, plant and equipment	52,300	16,937	888	1,332	247	1,733	719	74,156
Investments in equity companies	2,636	9,625	254	1,240	285	3,586	(197)	17,429
Total assets	76,725	115,646	18,378	47,402	7,148	19,087	18,124	302,510
As of December 31, 2009								
Earnings after income tax	$ 2,893	$ 14,214	$ (153)	$ 1,934	$ 769	$ 1,540	$ (1,917)	$ 19,280
Earnings of equity companies included above	1,216	5,269	(102)	188	164	906	(498)	7,143
Sales and other operating revenue *(1)*	3,406	21,355	76,467	173,404	9,962	16,885	21	301,500
Intersegment revenue	6,718	32,982	10,168	39,190	7,185	6,947	284	–
Depreciation and depletion expense	1,768	6,376	687	1,665	400	457	564	11,917
Interest revenue	–	–	–	–	–	–	179	179
Interest expense	38	27	10	18	4	1	450	548
Income taxes	1,451	15,183	(164)	(22)	281	(182)	(1,428)	15,119
Additions to property, plant and equipment	2,973	13,307	1,449	1,447	294	2,553	468	22,491
Investments in equity companies	2,440	8,864	323	1,190	259	2,873	(207)	15,742
Total assets	24,940	102,372	17,493	45,098	7,044	17,117	19,259	233,323
As of December 31, 2008								
Earnings after income tax	$ 6,243	$ 29,159	$ 1,649	$ 6,502	$ 724	$ 2,233	$ (1,290)	$ 45,220
Earnings of equity companies included above	1,954	7,597	(2)	518	105	1,411	(502)	11,081
Sales and other operating revenue *(1)*	6,767	32,346	116,701	265,359	14,136	24,252	18	459,579
Intersegment revenue	9,617	55,069	16,225	65,723	9,925	9,749	273	–
Depreciation and depletion expense	1,391	7,266	656	1,672	410	422	562	12,379
Interest revenue	–	–	–	–	–	–	1,400	1,400
Interest expense	47	63	9	28	3	4	519	673
Income taxes	3,451	30,654	728	1,990	177	10	(480)	36,530
Additions to property, plant and equipment	2,699	10,545	1,550	1,552	413	1,987	572	19,318
Investments in equity companies	2,248	7,787	456	1,382	241	2,384	(40)	14,458
Total assets	23,056	83,750	16,328	42,044	6,856	13,300	42,718	228,052

Geographic

Sales and other operating revenue *(1)*	2010	2009	2008
	(millions of dollars)		
United States	$115,906	$ 89,847	$137,615
Non-U.S.	254,219	211,653	321,964
Total	$370,125	$301,500	$459,579
Significant non-U.S. revenue sources include:			
Canada	$ 27,243	$ 21,151	$ 33,677
Japan	27,143	22,054	30,126
United Kingdom	24,637	20,293	29,764
Belgium	21,139	16,857	25,399
Germany	14,301	14,839	20,591
Italy	14,132	12,997	17,953
France	13,920	12,042	18,530
Singapore	11,088	8,400	11,059

Long-lived assets	2010	2009	2008
	(millions of dollars)		
United States	$ 86,021	$ 37,138	$ 35,548
Non-U.S.	113,527	101,978	85,798
Total	$199,548	$139,116	$121,346
Significant non-U.S. long-lived assets include:			
Canada	$ 20,879	$ 15,919	$ 12,018
Nigeria	11,429	11,046	9,227
Singapore	8,610	7,238	5,113
Angola	8,570	7,320	6,129
Norway	6,988	7,251	5,856
Australia	6,570	4,247	2,857
United Kingdom	6,177	7,609	5,778
Kazakhstan	5,938	4,748	3,535

(1) Sales and other operating revenue includes sales-based taxes of $28,547 million for 2010, $25,936 million for 2009 and $34,508 million for 2008. See note 1, Summary of Accounting Policies.

18. Income, Sales-Based and Other Taxes

	2010			2009			2008		
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
					(millions of dollars)				
Income taxes									
Federal and non-U.S.									
Current	$1,224	$21,093	$22,317	$ (838)	$ 15,830	$ 14,992	$ 3,005	$31,377	$ 34,382
Deferred – net	49	(1,191)	(1,142)	650	(665)	(15)	168	1,289	1,457
U.S. tax on non-U.S. operations	46	–	46	32	–	32	230	–	230
Total federal and non-U.S.	1,319	19,902	21,221	(156)	15,165	15,009	3,403	32,666	36,069
State	340	–	340	110	–	110	461	–	461
Total income taxes	1,659	19,902	21,561	(46)	15,165	15,119	3,864	32,666	36,530
Sales-based taxes	6,182	22,365	28,547	6,271	19,665	25,936	6,646	27,862	34,508
All other taxes and duties									
Other taxes and duties	776	35,342	36,118	581	34,238	34,819	1,663	40,056	41,719
Included in production and manufacturing expenses	1,001	1,237	2,238	699	1,318	2,017	915	1,720	2,635
Included in SG&A expenses	201	570	771	197	538	735	209	660	869
Total other taxes and duties	1,978	37,149	39,127	1,477	36,094	37,571	2,787	42,436	45,223
Total	$9,819	$79,416	$89,235	$ 7,702	$ 70,924	$ 78,626	$13,297	$102,964	$116,261

All other taxes and duties include taxes reported in production and manufacturing and selling, general and administrative (SG&A) expenses. The above provisions for deferred income taxes include a net charge of $175 million in 2010 and net credits of $9 million in 2009 and $300 million in 2008 for the effect of changes in tax laws and rates.

Income taxes (charged)/credited directly to equity were:

	2010	2009	2008
		(millions of dollars)	
Cumulative foreign exchange translation adjustment	$ (42)	$ (247)	$ 360
Postretirement benefits reserves adjustment:			
Net actuarial loss/(gain)	553	(94)	3,361
Amortization of actuarial loss/(gain)	(609)	(649)	(317)
Prior service cost	92	20	4
Amortization of prior service cost	(45)	(43)	(51)
Foreign exchange rate changes	44	175	(274)
Total postretirement benefits reserves adjustment	35	(591)	2,723
Other components of equity	246	140	315

The reconciliation between income tax expense and a theoretical U.S. tax computed by applying a rate of 35 percent for 2010, 2009 and 2008 is as follows:

	2010	2009	2008
		(millions of dollars)	
Income before income taxes			
United States	$ 7,711	$ 2,576	$10,152
Non-U.S.	45,248	32,201	73,245
Total	$52,959	$34,777	$83,397
Theoretical tax	$18,536	$12,172	$29,189
Effect of equity method of accounting	(3,737)	(2,500)	(3,878)
Non-U.S. taxes in excess of theoretical U.S. tax	7,293	5,948	10,188
U.S. tax on non-U.S. operations	46	32	230
State taxes, net of federal tax benefit	221	72	300
Other U.S.	(798)	(605)	501
Total income tax expense	$21,561	$15,119	$36,530
Effective tax rate calculation			
Income taxes	$21,561	$15,119	$36,530
ExxonMobil share of equity company income taxes	4,058	2,489	4,001
Total income taxes	25,619	17,608	40,531
Net income including noncontrolling interests	31,398	19,658	46,867
Total income before taxes	$57,017	$37,266	$87,398
Effective income tax rate	45%	47%	46%

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

Deferred tax liabilities/(assets) are comprised of the following at December 31:

Tax effects of temporary differences for:	2010	2009
	(millions of dollars)	
Property, plant and equipment	$ 42,657	$ 29,931
Other liabilities	4,278	4,102
Total deferred tax liabilities	$ 46,935	$ 34,033
Pension and other postretirement benefits	$ (5,634)	$ (5,442)
Asset retirement obligations	(4,461)	(3,978)
Tax loss carryforwards	(3,243)	(3,693)
Other assets	(6,070)	(4,700)
Total deferred tax assets	$(19,408)	$(17,813)
Asset valuation allowances	1,183	1,495
Net deferred tax liabilities	$ 28,710	$ 17,715

Deferred income tax (assets) and liabilities are included in the balance sheet as shown below. Deferred income tax (assets) and liabilities are classified as current or long term consistent with the classification of the related temporary difference – separately by tax jurisdiction.

Balance sheet classification	2010	2009
	(millions of dollars)	
Other current assets	$ (3,359)	$ (3,322)
Other assets, including intangibles, net	(3,527)	(2,263)
Accounts payable and accrued liabilities	446	152
Deferred income tax liabilities	35,150	23,148
Net deferred tax liabilities	$28,710	$17,715

The Corporation had $35 billion of indefinitely reinvested, undistributed earnings from subsidiary companies outside the U.S. Unrecognized deferred taxes on remittance of these funds are not expected to be material.

Unrecognized Tax Benefits

The Corporation is subject to income taxation in many jurisdictions around the world. Unrecognized tax benefits reflect the difference between positions taken or expected to be taken on income tax returns and the amounts recognized in the financial statements. Resolution of the related tax positions through negotiations with the relevant tax authorities or through litigation will take many years to complete. It is difficult to predict the timing of resolution for tax positions since such timing is not entirely within the control of the Corporation. It is reasonably possible that the total amount of unrecognized tax benefits could increase by up to 20 percent or decrease by up to 5 percent in the next 12 months. Given the long time periods involved in resolving tax positions, the Corporation does not expect that the recognition of unrecognized tax benefits will have a material impact on the Corporation's effective income tax rate in any given year.

The following table summarizes the movement in unrecognized tax benefits.

Gross unrecognized tax benefits	2010	2009	2008
	(millions of dollars)		
Balance at January 1	$ 4,725	$ 4,976	$ 5,232
Additions based on current year's tax positions	830	547	656
Additions for prior years' tax positions	620	262	294
Reductions for prior years' tax positions	(505)	(594)	(328)
Reductions due to lapse of the statute of limitations	(534)	–	(27)
Settlements with tax authorities	(999)	(592)	(681)
Foreign exchange effects/other	11	126	(170)
Balance at December 31	$ 4,148	$ 4,725	$ 4,976

The additions and reductions in unrecognized tax benefits shown above include effects related to net income and equity, and timing differences for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The 2010, 2009 and 2008 changes in unrecognized tax benefits did not have a material effect on the Corporation's net income or cash flow.

The following table summarizes the tax years that remain subject to examination by major tax jurisdiction:

Country of Operation	Open Tax Years
Abu Dhabi	2000 - 2010
Angola	2007 - 2010
Australia	2000 - 2010
Canada	1994 - 2010
Equatorial Guinea	2005 - 2010
Germany	1999 - 2010
Japan	2003 - 2010
Malaysia	2004 - 2010
Nigeria	1998 - 2010
Norway	2000 - 2010
United Kingdom	2004 - 2010
United States:	1991 - 1996
	1998 - 2000
	2004 - 2010

The Corporation classifies interest on income tax-related balances as interest expense or interest income and classifies tax-related penalties as operating expense.

In 2010, the Corporation's resolution of certain tax positions with tax jurisdictions resulted in a decrease in the total amount of unrecognized tax benefits and the related interest payable. For 2010, net interest expense was a credit of $39 million, reflecting the effect of credits from the net favorable resolution of these prior year tax positions. The Corporation incurred approximately $135 million and $137 million in interest expense on income tax reserves in 2009 and 2008, respectively. The related interest payable balances were $636 million and $771 million at December 31, 2010, and 2009, respectively.

19. Acquisition of XTO Energy Inc.

Description of the Transaction. On June 25, 2010, ExxonMobil acquired XTO Energy Inc. (XTO) by merging a wholly-owned subsidiary of ExxonMobil with and into XTO (the "merger"), with XTO continuing as the surviving corporation and wholly-owned subsidiary of ExxonMobil. XTO is involved in the exploration for, production of, and transportation and sale of crude oil and natural gas. XTO's asset base, technical capabilities and operating expertise, together with ExxonMobil's extensive research and development expertise, project management and operational skills, global scale and financial capacity, should enable effective development of additional supplies of unconventional oil and gas resources.

At the effective time of the merger, each share of XTO common stock was converted into the right to receive 0.7098 shares of common stock of ExxonMobil (the "Exchange Ratio"), with cash being paid in lieu of any fractional shares of ExxonMobil stock. Also at the effective time, each outstanding option to purchase XTO common stock was converted into an option to purchase a number of shares of ExxonMobil stock based on the Exchange Ratio, and each outstanding restricted stock award and performance stock award of XTO was converted into a restricted stock award or performance stock award, as applicable, of ExxonMobil stock based on the Exchange Ratio.

The components of the consideration transferred follow:

	(millions of dollars)
Consideration attributable to stock issued (1) (2)	$ 24,480
Consideration attributable to converted stock options (2)	179
Total consideration transferred	$ 24,659

(1) The fair value of the Corporation's common stock on the acquisition date was $59.10 per share based on the closing value on the NYSE. The Corporation issued 416 million shares of stock previously held in treasury. The treasury stock issued, based on the average cost, was valued at $21,139 million. The excess of the fair value of the consideration transferred over the cost of treasury stock issued was $3,520 million and was included in common stock without par value.

(2) The portion of the fair value of XTO converted stock-based awards attributable to pre-merger employee service was part of consideration. The remaining fair value of the awards will be recognized in future periods over the requisite service period.

Recording of Assets Acquired and Liabilities Assumed. The transaction was accounted for using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date.

The following table summarizes the assets acquired and liabilities assumed:

	(millions of dollars)
Cash and cash equivalents	$ 47
Notes and accounts receivable	925
Inventories	170
Other current assets (1)	911
Investments, advances and long-term receivables	52
Property, plant and equipment (2)	47,300
Identifiable intangible assets (3)	493
Goodwill (4)	39
Other assets (1)	75
Total assets acquired	$50,012
Notes and loans payable (5)	$ 1,026
Accounts payable and accrued liabilities (1) (6)	1,788
Income taxes payable	(199)
Long-term debt (5)	10,574
Postretirement benefits reserves	65
Deferred income tax liabilities (6)	11,204
Other long-term obligations	895
Total liabilities assumed	$25,353
Net assets acquired	$24,659

(1) Derivatives were measured using Level 1 inputs for derivatives that are traded directly on the NYMEX and Level 2 inputs for derivatives that are determined by either market prices on an active market for similar assets or by prices quoted by a broker or other market-corroborated prices.

(2) Property, plant and equipment were measured primarily using an income approach. The fair value measurements of the oil and gas assets were based, in part, on significant inputs not observable in the market and thus represent a Level 3 measurement. The significant inputs included XTO resources, assumed future production profiles, commodity prices (mainly based on observable market inputs), risk adjusted discount rate of 7.0 percent, inflation of 2.0 percent and assumptions on the timing and amount of future development and operating costs. The property, plant and equipment additions were segmented to the Upstream business, with substantially all of the assets in the United States.

(3) Identifiable intangible assets and other assets were measured using a combination of an income approach and a market approach (Level 3). Identifiable intangible assets will be amortized over 20 years.

(4) Goodwill was the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill was recognized in the Upstream reporting unit. Goodwill is not amortized and is not deductible for tax purposes.

(5) Long-term debt was recognized mainly at market rates at closing (Level 1).

(6) Deferred income taxes reflect the temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes.

XTO Results and Pro Forma Impact of Merger. The following table presents revenues and earnings for XTO for the periods presented:

	Acquisition Date Through December 31, 2010
	(millions of dollars)
Revenues	$4,448
Upstream earnings	$ 262

Transaction-related costs were expensed as incurred. The Corporation recognized $18 million in transaction costs related to the merger in 2010.

The following table presents unaudited pro forma information for the Corporation as if the merger of XTO had occurred at the beginning of each year presented:

	2010	2009
	(millions of dollars, except per share amounts)	
Revenues	$373,273	$307,456
Net income attributable to ExxonMobil	$ 30,668	$ 19,672
Earnings per common share	$ 6.03	$ 3.75
Earnings per common share – assuming dilution	$ 6.01	$ 3.74

The historical financial information was adjusted to give effect to the pro forma events that were directly attributable to the merger and factually supportable. The unaudited pro forma consolidated results are not necessarily indicative of what the consolidated results of operations actually would have been had the merger been completed on January 1, 2010, or on January 1, 2009. In addition, the unaudited pro forma consolidated results do not purport to project the future results of operations of the combined company. The unaudited pro forma consolidated results reflect pro forma adjustments for the elimination of deferred gains and losses recognized in earnings for derivatives outstanding at the beginning of the year presented, depreciation expense related to the fair value adjustment to property, plant and equipment acquired, additional amortization expense related to the fair value of identifiable intangible assets acquired, capitalization of interest expense and applicable income tax impacts.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

The results of operations for producing activities shown below do not include earnings from other activities that ExxonMobil includes in the Upstream function, such as oil and gas transportation operations, LNG liquefaction and transportation operations, coal and power operations, technical service agreements, other nonoperating activities and adjustments for noncontrolling interests. These excluded amounts for both consolidated and equity companies totaled $249 million in 2010, $536 million in 2009, and $3,834 million in 2008. Oil sands mining operations were in the excluded amounts for 2008. However, beginning in 2009, oil sands mining operations are included in the results of operations in accordance with revised Securities and Exchange Commission and Financial Accounting Standards Board rules. The amounts included for oil sands mining operations in the results of operations for 2009 are shown in footnote 1 on page F-64.

Results of Operations – Consolidated Subsidiaries	United States	Canada/ South America	Europe	Africa	Asia	Australia/ Oceania	Total
				(millions of dollars)			
2010 – Revenue							
Sales to third parties	$ 5,334	$1,218	$ 6,055	$ 4,227	$ 4,578	$ 696	$22,108
Transfers	7,070	5,832	7,120	13,295	6,031	1,123	40,471
	$12,404	$7,050	$13,175	$17,522	$10,609	$1,819	$62,579
Production costs excluding taxes	2,794	2,612	2,717	2,215	1,308	462	12,108
Exploration expenses	283	464	394	587	360	56	2,144
Depreciation and depletion	3,350	1,015	2,531	2,580	1,141	219	10,836
Taxes other than income	1,188	86	482	1,742	1,298	204	5,000
Related income tax	2,093	715	4,728	6,068	3,852	262	17,718
Results of producing activities for consolidated subsidiaries	$ 2,696	$2,158	$ 2,323	$ 4,330	$ 2,650	$ 616	$14,773

Results of Operations – Equity Companies	United States	Canada/ South America	Europe	Africa	Asia	Australia/ Oceania	Total
2010 – Revenue							
Sales to third parties	$ 1,012	$ –	$ 5,050	$ –	$12,682	$ –	$18,744
Transfers	867	–	68	–	3,817	–	4,752
	$ 1,879	$ –	$ 5,118	$ –	$16,499	$ –	$23,496
Production costs excluding taxes	481	–	294	–	320	–	1,095
Exploration expenses	4	–	19	–	2	–	25
Depreciation and depletion	157	–	188	–	455	–	800
Taxes other than income	32	–	2,515	–	3,844	–	6,391
Related income tax	–	–	815	–	5,295	–	6,110
Results of producing activities for equity companies	$ 1,205	$ –	$ 1,287	$ –	$ 6,583	$ –	$ 9,075
Total results of operations	$ 3,901	$2,158	$ 3,610	$ 4,330	$ 9,233	$ 616	$23,848

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Results of Operations – Consolidated Subsidiaries	United States	Canada/ South America(1)	Europe	Africa	Asia	Australia/ Oceania	Total
				(millions of dollars)			
2009 – Revenue							
Sales to third parties	$ 1,859	$1,345	$ 5,900	$ 3,012	$ 2,637	$ 586	$15,339
Transfers	5,652	4,538	5,977	11,868	5,433	1,066	34,534
	$ 7,511	$5,883	$11,877	$14,880	$ 8,070	$1,652	$49,873
Production costs excluding taxes	2,255	2,428	2,675	2,027	1,247	386	11,018
Exploration expenses	219	339	375	662	393	33	2,021
Depreciation and depletion	1,670	948	2,078	2,293	816	195	8,000
Taxes other than income	730	78	593	1,343	991	252	3,987
Related income tax	1,127	597	4,277	4,667	2,822	237	13,727
Results of producing activities for consolidated subsidiaries	$ 1,510	$1,493	$ 1,879	$ 3,888	$ 1,801	$ 549	$11,120
Results of Operations – Equity Companies							
2009 – Revenue							
Sales to third parties	$ 818	$ –	$ 4,889	$ –	$ 6,148	$ –	$11,855
Transfers	686	–	53	–	2,960	–	3,699
	$ 1,504	$ –	$ 4,942	$ –	$ 9,108	$ –	$15,554
Production costs excluding taxes	481	–	248	–	251	–	980
Exploration expenses	1	–	12	–	–	–	13
Depreciation and depletion	163	–	168	–	366	–	697
Taxes other than income	37	–	2,233	–	2,120	–	4,390
Related income tax	–	–	902	–	3,121	–	4,023
Results of producing activities for equity companies	$ 822	$ –	$ 1,379	$ –	$ 3,250	$ –	$ 5,451
Total results of operations	$ 2,332	$1,493	$ 3,258	$ 3,888	$ 5,051	$ 549	$16,571
Results of Operations							
2008 – Revenue							
Sales to third parties	$ 3,980	$4,591	$11,239	$ 2,284	$ 4,294	$ 808	$27,196
Transfers	8,525	3,518	10,859	18,361	9,417	1,692	52,372
	$12,505	$8,109	$22,098	$20,645	$13,711	$2,500	$79,568
Production costs excluding taxes	2,143	1,686	2,623	1,603	1,100	332	9,487
Exploration expenses	189	232	180	439	292	109	1,441
Depreciation and depletion	1,303	906	2,510	2,471	965	179	8,334
Taxes other than income	1,983	58	971	1,815	2,333	665	7,825
Related income tax	3,191	1,501	10,715	8,119	5,357	399	29,282
Results of producing activities for consolidated subsidiaries	$ 3,696	$3,726	$ 5,099	$ 6,198	$ 3,664	$ 816	$23,199
Proportional interest in results of producing activities of equity companies	$ 1,885	$ –	$ 1,918	$ –	$ 4,566	$ –	$ 8,369

(1) The impact of including synthetic oil reserves and bitumen mining operations in the results of operations for 2009 was $1,447 million in revenue and $279 million in earnings. Cold Lake bitumen operations had no net impact as they had already been included in the results of operations in previous years as an oil and gas operation.

Oil and Gas Exploration and Production Costs

The amounts shown for net capitalized costs of consolidated subsidiaries are $4,729 million less at year-end 2010 and $2,910 million less at year-end 2009 than the amounts reported as investments in property, plant and equipment for the Upstream in note 8. This is due to the exclusion from capitalized costs of certain transportation and research assets and assets relating to LNG operations. Assets related to oil sands and oil shale mining operations have been included in the capitalized costs for 2010 and 2009 in accordance with revised Financial Accounting Standards Board rules.

Capitalized Costs – Consolidated Subsidiaries	United States	Canada/ South America	Europe	Africa	Asia	Australia/ Oceania	Total
				(millions of dollars)			
As of December 31, 2010							
Property (acreage) costs – Proved	$ 8,031	$ 4,166	$ 199	$ 929	$ 1,451	$ 905	$ 15,681
– Unproved	24,697	1,260	75	418	229	211	26,890
Total property costs	$32,728	$ 5,426	$ 274	$ 1,347	$ 1,680	$1,116	$ 42,571
Producing assets	60,231	22,115	43,592	28,354	22,264	5,842	182,398
Incomplete construction	4,029	8,109	1,126	9,180	7,658	2,543	32,645
Total capitalized costs	$96,988	$35,650	$44,992	$38,881	$31,602	$9,501	$257,614
Accumulated depreciation and depletion	29,199	17,561	33,484	16,318	13,412	4,217	114,191
Net capitalized costs for consolidated subsidiaries	$67,789	$18,089	$11,508	$22,563	$18,190	$5,284	$143,423
Capitalized Costs – Equity Companies							
As of December 31, 2010							
Property (acreage) costs – Proved	$ 76	$ –	$ 8	$ –	$ –	$ –	$ 84
– Unproved	2	–	–	–	–	–	2
Total property costs	$ 78	$ –	$ 8	$ –	$ –	$ –	$ 86
Producing assets	3,446	–	5,197	–	7,845	–	16,488
Incomplete construction	116	–	384	–	214	–	714
Total capitalized costs	$ 3,640	$ –	$ 5,589	$ –	$ 8,059	$ –	$ 17,288
Accumulated depreciation and depletion	1,418	–	4,252	–	2,484	–	8,154
Net capitalized costs for equity companies	$ 2,222	$ –	$ 1,337	$ –	$ 5,575	$ –	$ 9,134

Capitalized Costs – Consolidated Subsidiaries	United States	Canada/ South America	Europe	Africa	Asia	Australia/ Oceania	Total
As of December 31, 2009							
Property (acreage) costs – Proved	$ 3,225	$ 3,940	$ 204	$ 927	$ 1,257	$ 816	$ 10,369
– Unproved	1,233	1,117	52	416	237	198	3,253
Total property costs	$ 4,458	$ 5,057	$ 256	$ 1,343	$ 1,494	$1,014	$ 13,622
Producing assets	40,435	20,357	43,913	26,621	18,806	5,168	155,300
Incomplete construction	3,315	3,701	999	6,872	8,380	1,216	24,483
Total capitalized costs	$48,208	$29,115	$45,168	$34,836	$28,680	$7,398	$193,405
Accumulated depreciation and depletion	29,934	15,707	32,236	13,919	12,527	3,673	107,996
Net capitalized costs for consolidated subsidiaries	$18,274	$13,408	$12,932	$20,917	$16,153	$3,725	$ 85,409
Capitalized Costs – Equity Companies							
As of December 31, 2009							
Property (acreage) costs – Proved	$ 76	$ –	$ 8	$ –	$ –	$ –	$ 84
– Unproved	1	–	–	–	–	–	1
Total property costs	$ 77	$ –	$ 8	$ –	$ –	$ –	$ 85
Producing assets	3,224	–	5,574	–	6,869	–	15,667
Incomplete construction	128	–	336	–	885	–	1,349
Total capitalized costs	$ 3,429	$ –	$ 5,918	$ –	$ 7,754	$ –	$ 17,101
Accumulated depreciation and depletion	1,340	–	4,493	–	2,048	–	7,881
Net capitalized costs for equity companies	$ 2,089	$ –	$ 1,425	$ –	$ 5,706	$ –	$ 9,220

Oil and Gas Exploration and Production Costs *(continued)*

The amounts reported as costs incurred include both capitalized costs and costs charged to expense during the year. Costs incurred also include new asset retirement obligations established in the current year, as well as increases or decreases to the asset retirement obligation resulting from changes in cost estimates or abandonment date. Total consolidated costs incurred in 2010 were $70,812 million, up $50,305 million from 2009, due primarily to the acquisition of XTO Energy Inc. 2009 costs were $20,507 million, up $4,691 million from 2008, due primarily to higher exploration and development costs as well as the inclusion in 2009 of costs incurred related to oil sands mining operations (see footnote 1 below). Total equity company costs incurred in 2010 were $914 million, down $105 million from 2009, due primarily to lower development costs.

Costs incurred in property acquisitions, exploration and development activities – Consolidated Subsidiaries	United States	Canada/ South America(1)	Europe	Africa	Asia	Australia/ Oceania	Total
				(millions of dollars)			
During 2010							
Property acquisition costs – Proved	$21,633	$ –	$ 41	$ 3	$ 115	$ –	$21,792
– Unproved	23,509	136	23	–	–	–	23,668
Exploration costs	690	527	550	453	545	228	2,993
Development costs	7,947	4,757	1,227	4,390	2,892	1,146	22,359
Total costs incurred for consolidated subsidiaries	$53,779	$ 5,420	$ 1,841	$4,846	$3,552	$1,374	$70,812
Costs incurred in property acquisitions, exploration and development activities – Equity Companies							
Property acquisition costs – Proved	$ –	$ –	$ –	$ –	$ –	$ –	$ –
– Unproved	1	–	–	–	–	–	1
Exploration costs	4	–	56	–	2	–	62
Development costs	323	–	225	–	303	–	851
Total costs incurred for equity companies	$ 328	$ –	$ 281	$ –	$ 305	$ –	$ 914
Costs incurred in property acquisitions, exploration and development activities – Consolidated Subsidiaries							
During 2009							
Property acquisition costs – Proved	$ 17	$ –	$ –	$ 600	$ 59	$ –	$ 676
– Unproved	188	353	1	5	62	–	609
Exploration costs	548	498	471	880	529	130	3,056
Development costs	2,482	2,394	3,384	4,596	2,542	768	16,166
Total costs incurred for consolidated subsidiaries	$ 3,235	$ 3,245	$ 3,856	$6,081	$3,192	$ 898	$20,507
Costs incurred in property acquisitions, exploration and development activities – Equity Companies							
Property acquisition costs – Proved	$ –	$ –	$ –	$ –	$ –	$ –	$ –
– Unproved	–	–	–	–	–	–	–
Exploration costs	1	–	54	–	–	–	55
Development costs	305	–	255	–	404	–	964
Total costs incurred for equity companies	$ 306	$ –	$ 309	$ –	$ 404	$ –	$ 1,019
During 2008							
Property acquisition costs – Proved	$ –	$ 1	$ –	$ –	$ 60	$ –	$ 61
– Unproved	281	125	25	82	13	76	602
Exploration costs	453	306	389	686	307	100	2,241
Development costs	2,255	907	1,634	4,783	2,890	443	12,912
Total costs incurred for consolidated subsidiaries	$ 2,989	$ 1,339	$ 2,048	$5,551	$3,270	$ 619	$15,816
Proportional interest of costs incurred of equity companies	$ 484	$ –	$ 241	$ –	$ 494	$ –	$ 1,219

(1) Costs incurred on synthetic oil reserves and bitumen mining operations in 2009 were $1,872 million, primarily on unproved property acquisition and development costs. Cold Lake bitumen operations had been included in costs incurred in previous years as an oil and gas operation.

Oil and Gas Reserves

The following information describes changes during the years and balances of proved oil and gas reserves at year-end 2008, 2009 and 2010.

The definitions used are in accordance with the Securities and Exchange Commission's Rule 4-10 (a) of Regulation S-X.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain. In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves.

In accordance with the Securities and Exchange Commission's rules, the year-end reserves volumes for 2009 and 2010 as well as the reserves change categories for 2009 and 2010 shown in the following tables were calculated using average prices during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period. The year-end reserves volumes for 2008 as well as the reserves change categories for 2008 shown in the following tables were calculated using December 31 prices and costs. These reserves quantities are also used in calculating unit-of-production depreciation rates and in calculating the standardized measure of discounted net cash flow.

Revisions can include upward or downward changes in previously estimated volumes of proved reserves for existing fields due to the evaluation or re-evaluation of (1) already available geologic, reservoir or production data, (2) new geologic, reservoir or production data or (3) changes in average prices and year-end costs that are used in the estimation of reserves. This category can also include significant changes in either development strategy or production equipment/facility capacity.

Proved reserves include 100 percent of each majority-owned affiliate's participation in proved reserves and ExxonMobil's ownership percentage of the proved reserves of equity companies, but exclude royalties and quantities due others. Gas reserves exclude the gaseous equivalent of liquids expected to be removed from the gas on leases, at field facilities and at gas processing plants. These liquids are included in net proved reserves of crude oil and natural gas liquids.

In the proved reserves tables, consolidated reserves and equity company reserves are reported separately. However, the Corporation does not view equity company reserves any differently than those from consolidated companies.

Reserves reported under production sharing and other nonconcessionary agreements are based on the economic interest as defined by the specific fiscal terms in the agreement. The production and reserves that we report for these types of arrangements typically vary inversely with oil and gas price changes. As oil and gas prices increase, the cash flow and value received by the company increase; however, the production volumes and reserves required to achieve this value will typically be lower because of the higher prices. When prices decrease, the opposite effect generally occurs. The percentage of total liquids and natural gas proved reserves (consolidated subsidiaries plus equity companies) at year-end 2010 that were associated with production sharing contract arrangements was 16 percent of liquids, 10 percent of natural gas and 13 percent on an oil-equivalent basis (gas converted to oil-equivalent at 6 billion cubic feet = 1 million barrels).

Net proved developed reserves are those volumes that are expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well. Net proved undeveloped reserves are those volumes that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Crude oil and natural gas liquids and natural gas production quantities shown are the net volumes withdrawn from ExxonMobil's oil and gas reserves. The natural gas quantities differ from the quantities of gas delivered for sale by the producing function as reported in the Operating Summary due to volumes consumed or flared and inventory changes.

In accordance with the Securities and Exchange Commission's rules, bitumen extracted through mining activities and hydrocarbons from other non-traditional resources are reported as oil and gas reserves beginning in 2009.

The rules in 2009 adopted a reliable technology definition that permits reserves to be added based on technologies that have been field tested and have been demonstrated to provide reasonably certain results with consistency and repeatability in the formation being evaluated.

Major changes between 2009 year-end proved reserves and 2010 year-end proved reserves included the initial booking of the properties acquired in the XTO Energy Inc. transaction.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Crude Oil, Natural Gas Liquids, Synthetic Oil and Bitumen Proved Reserves

	Crude Oil and Natural Gas Liquids							Bitumen	Synthetic Oil	
	United States	Canada/ S. Amer.(1)	Europe	Africa	Asia	Australia/ Oceania	Total	Canada/ S. Amer.(2)	Canada/ S. Amer.(3)	Total
					(millions of barrels)					
Net proved developed and undeveloped reserves of consolidated subsidiaries										
January 1, 2008	1,851	939	673	2,058	2,010	213	7,744			
Revisions	(104)	(70)	39	253	351	2	471			
Improved recovery	–	–	–	–	–	–	–			
Purchases	–	–	–	–	–	–	–			
Sales	(4)	(2)	(28)	–	(52)	–	(86)			
Extensions/discoveries	5	29	4	65	28	40	171			
Production	(104)	(84)	(155)	(239)	(118)	(24)	(724)			
December 31, 2008	1,644	812	533	2,137	2,219	231	7,576			
Proportional interest in proved reserves of equity companies										
End of year 2008	327	–	27	–	2,205	–	2,559			
Net proved developed and undeveloped reserves of consolidated subsidiaries										
January 1, 2009	1,644	812	533	2,137	2,219	231	7,576	–	–	7,576
Revisions	82	(610)(4)	93	(33)	(130)	9	(589)	2,099(4)	715	2,225
Improved recovery	–	–	–	–	–	–	–	–	–	–
Purchases	–	–	–	–	–	–	–	–	–	–
Sales	(1)	–	(2)	–	–	–	(3)	–	–	(3)
Extensions/discoveries	3	–	–	53	15	71	142	–	–	142
Production	(112)	(30)	(137)	(250)	(105)	(23)	(657)	(44)	(24)	(725)
December 31, 2009	1,616	172	487	1,907	1,999	288	6,469	2,055	691	9,215
Proportional interest in proved reserves of equity companies										
January 1, 2009	327	–	27	–	2,205	–	2,559	–	–	2,559
Revisions	56	–	5	–	(54)	–	7	–	–	7
Improved recovery	–	–	–	–	15	–	15	–	–	15
Purchases	–	–	–	–	–	–	–	–	–	–
Sales	–	–	–	–	–	–	–	–	–	–
Extensions/discoveries	–	–	–	–	–	–	–	–	–	–
Production	(27)	–	(2)	–	(116)	–	(145)	–	–	(145)
December 31, 2009	356	–	30	–	2,050	–	2,436	–	–	2,436
Total liquids proved reserves at December 31, 2009	1,972	172	517	1,907	4,049	288	8,905	2,055	691	11,651

(1) Includes total proved reserves attributable to Imperial Oil Limited of 694 million barrels in 2008, 63 million barrels in 2009 and 57 million barrels in 2010, as well as proved developed reserves of 488 million barrels in 2008, 62 million barrels in 2009 and 56 million barrels in 2010, and in addition, proved undeveloped reserves of 1 million barrels in 2009 and 1 million barrels in 2010, in which there is a 30.4 percent noncontrolling interest.

(2) Includes total proved reserves attributable to Imperial Oil Limited of 1,661 million barrels in 2009 and 1,715 million barrels in 2010, as well as proved developed reserves of 468 million barrels in 2009 and 519 million barrels in 2010, and in addition, proved undeveloped reserves of 1,193 million barrels in 2009 and 1,196 million barrels in 2010, in which there is a 30.4 percent noncontrolling interest.

(3) Includes total proved reserves attributable to Imperial Oil Limited of 691 million barrels in 2009 and 681 million barrels in 2010, as well as proved developed reserves of 691 million barrels in 2009 and 681 million barrels in 2010, in which there is a 30.4 percent noncontrolling interest.

(4) Total proved reserves of 630 million barrels at December 31, 2008, associated with the Cold Lake field in Canada are reported as bitumen reserves under the amended Securities and Exchange Commission's Rule 4-10 of Regulation S-X.

Crude Oil, Natural Gas Liquids, Synthetic Oil and Bitumen Proved Reserves (continued)

	Crude Oil and Natural Gas Liquids							Bitumen	Synthetic Oil	
	United States	Canada/ S. Amer.(1)	Europe	Africa	Asia	Australia/ Oceania	Total	Canada/ S. Amer.(2)	Canada/ S. Amer.(3)	Total
	(millions of barrels)									
Net proved developed and undeveloped reserves of consolidated subsidiaries										
January 1, 2010	1,616	172	487	1,907	1,999	288	6,469	2,055	691	9,215
Revisions	57	10	53	89	49	7	265	89	14	368
Improved recovery	4	–	–	–	–	1	5	–	–	5
Purchases	374	–	–	–	4	–	378	–	–	378
Sales	(19)	–	–	(2)	–	–	(21)	–	–	(21)
Extensions/discoveries	43	11	4	34	90	–	182	–	–	182
Production	(123)	(30)	(121)	(229)	(119)	(21)	(643)	(42)	(24)	(709)
December 31, 2010	1,952	163	423	1,799	2,023	275	6,635	2,102	681	9,418
Proportional interest in proved reserves of equity companies										
January 1, 2010	356	–	30	–	2,050	–	2,436	–	–	2,436
Revisions	17	–	3	–	(30)	–	(10)	–	–	(10)
Improved recovery	–	–	–	–	–	–	–	–	–	–
Purchases	–	–	–	–	–	–	–	–	–	–
Sales	–	–	–	–	–	–	–	–	–	–
Extensions/discoveries	3	–	–	–	–	–	3	–	–	3
Production	(25)	–	(2)	–	(147)	–	(174)	–	–	(174)
December 31, 2010	351	–	31	–	1,873	–	2,255	–	–	2,255
Total liquids proved reserves at December 31, 2010	2,303	163	454	1,799	3,896	275	8,890	2,102	681	11,673

(See footnotes on previous page)

Crude Oil, Natural Gas Liquids, Synthetic Oil and Bitumen Proved Reserves (continued)

	Crude Oil and Natural Gas Liquids							Bitumen	Synthetic Oil	
	United States	Canada/ S. Amer.(1)	Europe	Africa	Asia	Australia/ Oceania	Total	Canada/ S. Amer.(2)	Canada/ S. Amer.(3)	Total
	(millions of barrels)									
Proved developed reserves, as of January 1, 2008										
Consolidated subsidiaries	1,327	682	518	1,202	1,033	185	4,947			
Equity companies	299	–	8	–	1,181	–	1,488			
Proved developed reserves, as of December 31, 2008										
Consolidated subsidiaries	1,257	580	410	1,284	1,097	165	4,793			
Equity companies	264	–	9	–	1,417	–	1,690			
Proved developed reserves, as of December 31, 2009										
Consolidated subsidiaries	1,211	152	376	1,122	1,268	153	4,282	468	691	5,441
Equity companies	279	–	10	–	1,608	–	1,897	–	–	1,897
Proved undeveloped reserves, as of December 31, 2009										
Consolidated subsidiaries	405	20	111	785	731	135	2,187	1,587	–	3,774
Equity companies	77	–	20	–	442	–	539	–	–	539
Total liquids proved reserves at December 31, 2009	1,972	172	517	1,907	4,049	288	8,905	2,055	691	11,651
Proved developed reserves, as of December 31, 2010										
Consolidated subsidiaries	1,478	133	361	1,055	1,306	139	4,472	519	681	5,672
Equity companies	271	–	21	–	1,623	–	1,915	–	–	1,915
Proved undeveloped reserves, as of December 31, 2010										
Consolidated subsidiaries	474	30	62	744	717	136	2,163	1,583	–	3,746
Equity companies	80	–	10	–	250	–	340	–	–	340
Total liquids proved reserves at December 31, 2010	2,303	163	454	1,799	3,896	275	8,890	2,102	681	11,673

(See footnotes on page F-68)

Natural Gas and Oil-Equivalent Proved Reserves

	Natural Gas							Oil-Equivalent
	United States	Canada/ S. Amer.(1)	Europe	Africa	Asia	Australia/ Oceania	Total	Total All Products(2)
	(billions of cubic feet)							(millions of oil-equivalent barrels)
Net proved developed and undeveloped reserves of consolidated subsidiaries								
January 1, 2008	13,172	1,559	6,512	1,006	8,604	1,757	32,610	
Revisions	(1,056)	88	(193)	(55)	1,855	(4)	635	
Improved recovery	–	–	–	–	–	–	–	
Purchases	–	–	–	–	–	–	–	
Sales	(12)	(17)	(8)	–	(24)	–	(61)	
Extensions/discoveries	229	16	10	12	7	412	686	
Production	(555)	(263)	(876)	(45)	(585)	(144)	(2,468)	
December 31, 2008	11,778	1,383	5,445	918	9,857	2,021	31,402	
Proportional interest in proved reserves of equity companies								
End of year 2008	112	–	11,839	–	22,526	–	34,477	
Net proved developed and undeveloped reserves of consolidated subsidiaries								
January 1, 2009	11,778	1,383	5,445	918	9,857	2,021	31,402	12,810
Revisions	320	248	79	45	(980)	40	(248)	2,183
Improved recovery	–	–	–	–	–	–	–	–
Purchases	8	–	–	–	–	–	8	1
Sales	(10)	(2)	(1)	–	–	–	(13)	(5)
Extensions/discoveries	158	–	–	–	11	5,507	5,676	1,088
Production	(566)	(261)	(800)	(43)	(585)	(128)	(2,383)	(1,122)
December 31, 2009	11,688	1,368	4,723	920	8,303	7,440	34,442	14,955
Proportional interest in proved reserves of equity companies								
January 1, 2009	112	–	11,839	–	22,526	–	34,477	8,305
Revisions	8	–	186	–	189	–	383	71
Improved recovery	–	–	–	–	–	–	–	15
Purchases	–	–	–	–	–	–	–	–
Sales	–	–	–	–	–	–	–	–
Extensions/discoveries	–	–	18	–	–	–	18	3
Production	(6)	–	(593)	–	(714)	–	(1,313)	(364)
December 31, 2009	114	–	11,450	–	22,001	–	33,565	8,030
Total proved reserves at December 31, 2009	11,802	1,368	16,173	920	30,304	7,440	68,007	22,985

(1) Includes total proved reserves attributable to Imperial Oil Limited of 593 billion cubic feet in 2008, 590 billion cubic feet in 2009 and 576 billion cubic feet in 2010, as well as proved developed reserves of 513 billion cubic feet in 2008, 526 billion cubic feet in 2009 and 507 billion cubic feet in 2010, and in addition, proved undeveloped reserves of 64 billion cubic feet in 2009 and 69 billion cubic feet in 2010, in which there is a 30.4 percent noncontrolling interest.

(2) Natural gas is converted to oil-equivalent basis at six million cubic feet per one thousand barrels.

Natural Gas and Oil-Equivalent Proved Reserves (continued)

	Natural Gas							Oil-Equivalent
	United States	Canada/ S. Amer.(1)	Europe	Africa	Asia	Australia/ Oceania	Total	Total All Products(2)
	(billions of cubic feet)							(millions of oil-equivalent barrels)
Net proved developed and undeveloped reserves of consolidated subsidiaries								
January 1, 2010	11,688	1,368	4,723	920	8,303	7,440	34,442	14,955
Revisions	832	123	(26)	6	(333)	42	644	475
Improved recovery	–	–	–	–	–	–	–	5
Purchases	12,774	–	15	–	–	–	12,789	2,510
Sales	(104)	(2)	–	–	–	–	(106)	(38)
Extensions/discoveries	1,861	3	49	25	25	1	1,964	509
Production	(1,057)	(234)	(719)	(43)	(735)	(132)	(2,920)	(1,196)
December 31, 2010	25,994	1,258	4,042	908	7,260	7,351	46,813	17,220
Proportional interest in proved reserves of equity companies								
January 1, 2010	114	–	11,450	–	22,001	–	33,565	8,030
Revisions	8	–	(4)	–	231	–	235	30
Improved recovery	–	–	–	–	–	–	–	–
Purchases	–	–	–	–	–	–	–	–
Sales	–	–	–	–	–	–	–	–
Extensions/discoveries	–	–	24	–	–	–	24	7
Production	(5)	–	(724)	–	(1,093)	–	(1,822)	(478)
December 31, 2010	117	–	10,746	–	21,139	–	32,002	7,589
Total proved reserves at December 31, 2010	26,111	1,258	14,788	908	28,399	7,351	78,815	24,809

(See footnotes on previous page)

Natural Gas and Oil-Equivalent Proved Reserves (continued)

	Natural Gas							Oil-Equivalent
	United States	Canada/ S. Amer.[1]	Europe	Africa	Asia	Australia/ Oceania	Total	Total All Products[2]
				(billions of cubic feet)				(millions of oil-equivalent barrels)
Proved developed reserves, as of January 1, 2008								
Consolidated subsidiaries	8,373	1,303	5,064	773	4,562	1,403	21,478	
Equity companies	104	–	9,679	–	9,459	–	19,242	
Proved developed reserves, as of December 31, 2008								
Consolidated subsidiaries	7,835	1,148	4,426	738	5,257	1,346	20,750	
Equity companies	96	–	9,284	–	12,619	–	21,999	
Proved developed reserves, as of December 31, 2009								
Consolidated subsidiaries	7,492	1,200	3,920	739	7,407	1,262	22,020	9,111
Equity companies	90	–	8,862	–	17,799	–	26,751	6,356
Proved undeveloped reserves, as of December 31, 2009								
Consolidated subsidiaries	4,196	168	803	181	896	6,178	12,422	5,844
Equity companies	24	–	2,588	–	4,202	–	6,814	1,674
Total proved reserves at December 31, 2009	11,802	1,368	16,173	920	30,304	7,440	68,007	22,985
Proved developed reserves, as of December 31, 2010								
Consolidated subsidiaries	15,344	1,077	3,516	711	6,593	1,174	28,415	10,408
Equity companies	97	–	8,167	–	20,494	–	28,758	6,708
Proved undeveloped reserves, as of December 31, 2010								
Consolidated subsidiaries	10,650	181	526	197	667	6,177	18,398	6,812
Equity companies	20	–	2,579	–	645	–	3,244	881
Total proved reserves at December 31, 2010	26,111	1,258	14,788	908	28,399	7,351	78,815	24,809

(See footnotes on page F-71)

Standardized Measure of Discounted Future Cash Flows

As required by the Financial Accounting Standards Board, the standardized measure of discounted future net cash flows was computed through 2008 by applying year-end prices, costs and legislated tax rates and a discount factor of 10 percent to net proved reserves. Beginning in 2009, the standardized measure of discounted future net cash flows is computed by applying first-day-of-the-month average prices, year-end costs and legislated tax rates and a discount factor of 10 percent to proved reserves. The standardized measure includes costs for future dismantlement, abandonment and rehabilitation obligations. The Corporation believes the standardized measure does not provide a reliable estimate of the Corporation's expected future cash flows to be obtained from the development and production of its oil and gas properties or of the value of its proved oil and gas reserves. The standardized measure is prepared on the basis of certain prescribed assumptions including first-day-of-the-month average prices, which represent discrete points in time and therefore may cause significant variability in cash flows from year to year as prices change.

Standardized Measure of Discounted Future Cash Flows	United States	Canada/ South America[(1)]	Europe	Africa	Asia	Australia/ Oceania	Total
				(millions of dollars)			
Consolidated Subsidiaries							
As of December 31, 2008							
Future cash inflows from sales of oil and gas	$104,441	$22,952	$ 71,879	$ 74,426	$ 80,314	$ 10,437	$364,449
Future production costs	44,230	13,113	19,485	24,403	22,826	5,334	129,391
Future development costs	19,828	6,156	8,765	16,064	11,496	2,134	64,443
Future income tax expenses	17,857	961	24,729	16,870	26,218	917	87,552
Future net cash flows	$ 22,526	$ 2,722	$ 18,900	$ 17,089	$ 19,774	$ 2,052	$ 83,063
Effect of discounting net cash flows at 10%	13,107	(239)	7,602	8,052	13,031	941	42,494
Discounted future net cash flows	$ 9,419	$ 2,961	$ 11,298	$ 9,037	$ 6,743	$ 1,111	$ 40,569
Proportional interest in standardized measure of discounted future net cash flows related to proved reserves of equity companies	$ 2,354	$ –	$ 12,507	$ –	$ 30,588	$ –	$ 45,449
Consolidated Subsidiaries							
As of December 31, 2009							
Future cash inflows from sales of oil and gas	$112,408	$147,597	$54,074	$110,475	$121,110	$39,127	$584,791
Future production costs	47,660	62,241	16,412	28,679	29,769	12,571	197,332
Future development costs	15,544	25,738	12,565	15,155	10,256	11,655	90,913
Future income tax expenses	22,058	14,572	16,065	32,784	46,286	4,739	136,504
Future net cash flows	$ 27,146	$ 45,046	$ 9,032	$ 33,857	$ 34,799	$10,162	$160,042
Effect of discounting net cash flows at 10%	15,563	31,980	2,569	14,192	20,698	9,194	94,196
Discounted future net cash flows	$ 11,583	$ 13,066	$ 6,463	$ 19,665	$ 14,101	$ 968	$ 65,846
Equity Companies							
As of December 31, 2009							
Future cash inflows from sales of oil and gas	$ 19,705	$ –	$94,401	$ –	$180,253	$ –	$294,359
Future production costs	5,847	–	60,869	–	54,493	–	121,209
Future development costs	2,862	–	3,220	–	2,759	–	8,841
Future income tax expenses	–	–	12,003	–	44,733	–	56,736
Future net cash flows	$ 10,996	$ –	$18,309	$ –	$ 78,268	$ –	$107,573
Effect of discounting net cash flows at 10%	6,332	–	9,845	–	42,086	–	58,263
Discounted future net cash flows	$ 4,664	$ –	$ 8,464	$ –	$ 36,182	$ –	$ 49,310
Total consolidated and equity interests in standardized measure of discounted future net cash flows	$ 16,247	$ 13,066	$14,927	$ 19,665	$ 50,283	$ 968	$115,156

(1) Includes discounted future net cash flows attributable to Imperial Oil Limited of $1,033 million in 2008 and $10,088 million in 2009, in which there is a 30.4 percent noncontrolling interest.

Standardized Measure of Discounted Future Cash Flows (continued)	United States	Canada/ South America[(1)]	Europe	Africa	Asia	Australia/ Oceania	Total
				(millions of dollars)			
Consolidated Subsidiaries							
As of December 31, 2010							
Future cash inflows from sales of oil and gas	$221,298	$184,671	$60,086	$137,476	$156,337	$55,087	$814,955
Future production costs	76,992	69,765	15,246	31,189	36,318	16,347	245,857
Future development costs	28,905	22,130	12,155	15,170	13,716	11,652	103,728
Future income tax expenses	44,128	21,798	21,736	46,145	59,477	9,591	202,875
Future net cash flows	$ 71,273	$ 70,978	$10,949	$ 44,972	$ 46,826	$17,497	$262,495
Effect of discounting net cash flows at 10%	39,545	45,607	2,765	18,046	28,883	13,411	148,257
Discounted future net cash flows	$ 31,728	$ 25,371	$ 8,184	$ 26,926	$ 17,943	$ 4,086	$114,238
Equity Companies							
As of December 31, 2010							
Future cash inflows from sales of oil and gas	$ 26,110	$ –	$73,222	$ –	$232,334	$ –	$331,666
Future production costs	6,369	–	49,010	–	73,508	–	128,887
Future development costs	2,883	–	2,719	–	2,523	–	8,125
Future income tax expenses	–	–	8,348	–	57,041	–	65,389
Future net cash flows	$ 16,858	$ –	$13,145	$ –	$ 99,262	$ –	$129,265
Effect of discounting net cash flows at 10%	9,612	–	6,857	–	51,512	–	67,981
Discounted future net cash flows	$ 7,246	$ –	$ 6,288	$ –	$ 47,750	$ –	$ 61,284
Total consolidated and equity interests in standardized measure of discounted future net cash flows	$ 38,974	$ 25,371	$14,472	$ 26,926	$ 65,693	$ 4,086	$175,522

(1) Includes discounted future net cash flows attributable to Imperial Oil Limited of $19,834 million in 2010, in which there is a 30.4 percent noncontrolling interest.

SUPPLEMENTAL INFORMATION ON OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITIES (unaudited)

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated Subsidiaries	2008
	(millions of dollars)
Discounted future net cash flows as of December 31, 2007	$126,173
Value of reserves added during the year due to extensions, discoveries, improved recovery and net purchases less related costs	(303)
Changes in value of previous-year reserves due to:	
Sales and transfers of oil and gas produced during the year, net of production (lifting) costs	(62,685)
Development costs incurred during the year	11,649
Net change in prices, lifting and development costs	(178,960)
Revisions of previous reserves estimates	7,652
Accretion of discount	21,463
Net change in income taxes	115,580
Total change in the standardized measure during the year for consolidated subsidiaries	$ (85,604)
Discounted future net cash flows as of December 31, 2008	$ 40,569

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated and Equity Interests	2009		
	Consolidated Subsidiaries	Share of Equity Method Investees	Total Consolidated and Equity Interests
		(millions of dollars)	
Discounted future net cash flows as of December 31, 2008	$ 40,569	$ 45,449	$ 86,018
Value of reserves added during the year due to extensions, discoveries, improved recovery and net purchases less related costs	2,138	280	2,418
Changes in value of previous-year reserves due to:			
Sales and transfers of oil and gas produced during the year, net of production (lifting) costs	(35,384)	(10,288)	(45,672)
Development costs incurred during the year	13,549	1,017	14,566
Net change in prices, lifting and development costs	51,627	9,245	60,872
Revisions of previous reserves estimates	8,805	858	9,663
Accretion of discount	6,943	5,214	12,157
Net change in income taxes	(22,401)	(2,465)	(24,866)
Total change in the standardized measure during the year	$ 25,277	$ 3,861	$ 29,138 (1)(2)
Discounted future net cash flows as of December 31, 2009	$ 65,846	$ 49,310	$115,156

(1) Discounted future net cash flows associated with synthetic oil reserves and bitumen mining operations in 2009 were $5,268 million. Cold Lake bitumen operations had been included in discounted future net cash flows in previous years as an oil and gas operation.

(2) The estimated impact of adopting the reliable technology definition and changing from year-end price to first-day-of-the-month average prices in the Securities and Exchange Commission's Rule 4-10 of Regulation S-X was de minimis on discounted future net cash flows for consolidated and equity subsidiaries in 2009.

Change in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

Consolidated and Equity Interests (continued)	2010		
	Consolidated Subsidiaries	Share of Equity Method Investees	Total Consolidated and Equity Interests
		(millions of dollars)	
Discounted future net cash flows as of December 31, 2009	$ 65,846	$ 49,310	$115,156
Value of reserves added during the year due to extensions, discoveries, improved recovery and net purchases less related costs	20,093	210	20,303
Changes in value of previous-year reserves due to:			
Sales and transfers of oil and gas produced during the year, net of production (lifting) costs	(46,078)	(16,050)	(62,128)
Development costs incurred during the year	20,975	843	21,818
Net change in prices, lifting and development costs	61,612	23,135	84,747
Revisions of previous reserves estimates	14,770	3,605	18,375
Accretion of discount	10,399	5,775	16,174
Net change in income taxes	(33,379)	(5,544)	(38,923)
Total change in the standardized measure during the year	$ 48,392	$ 11,974	$ 60,366
Discounted future net cash flows as of December 31, 2010	$114,238	$ 61,284	$175,522

OPERATING SUMMARY (unaudited)

	2010	2009	2008	2007	2006
			(thousands of barrels daily)		
Production of crude oil, natural gas liquids, synthetic oil and bitumen					
Net production					
United States	408	384	367	392	414
Canada/South America	263	267	292	324	354
Europe	335	379	428	480	520
Africa	628	685	652	717	781
Asia	730	607	599	629	535
Australia/Oceania	58	65	67	74	77
Worldwide	2,422	2,387	2,405	2,616	2,681
			(millions of cubic feet daily)		
Natural gas production available for sale					
Net production					
United States	2,596	1,275	1,246	1,468	1,625
Canada/South America	569	643	640	808	935
Europe	3,836	3,689	3,949	3,810	4,086
Africa	14	19	32	26	–
Asia	4,801	3,332	2,870	2,883	2,358
Australia/Oceania	332	315	358	389	330
Worldwide	12,148	9,273	9,095	9,384	9,334
			(thousands of oil-equivalent barrels daily)		
Oil-equivalent production *(1)*	4,447	3,932	3,921	4,180	4,237
			(thousands of barrels daily)		
Refinery throughput					
United States	1,753	1,767	1,702	1,746	1,760
Canada	444	413	446	442	442
Europe	1,538	1,548	1,601	1,642	1,672
Asia Pacific	1,249	1,328	1,352	1,416	1,434
Other Non-U.S.	269	294	315	325	295
Worldwide	5,253	5,350	5,416	5,571	5,603
Petroleum product sales *(2)*					
United States	2,511	2,523	2,540	2,717	2,729
Canada	450	413	444	461	473
Europe	1,611	1,625	1,712	1,773	1,813
Asia Pacific and other Eastern Hemisphere	1,562	1,588	1,646	1,701	1,763
Latin America	280	279	419	447	469
Worldwide	6,414	6,428	6,761	7,099	7,247
Gasoline, naphthas	2,611	2,573	2,654	2,850	2,866
Heating oils, kerosene, diesel oils	1,951	2,013	2,096	2,094	2,191
Aviation fuels	476	536	607	641	651
Heavy fuels	603	598	636	715	682
Specialty petroleum products	773	708	768	799	857
Worldwide	6,414	6,428	6,761	7,099	7,247
			(thousands of metric tons)		
Chemical prime product sales					
United States	9,815	9,649	9,526	10,855	10,703
Non-U.S.	16,076	15,176	15,456	16,625	16,647
Worldwide	25,891	24,825	24,982	27,480	27,350

Operating statistics include 100 percent of operations of majority-owned subsidiaries; for other companies, crude production, gas, petroleum product and chemical prime product sales include ExxonMobil's ownership percentage and refining throughput includes quantities processed for ExxonMobil. Net production excludes royalties and quantities due others when produced, whether payment is made in kind or cash.

(1) Gas converted to oil-equivalent at 6 million cubic feet = 1 thousand barrels.

(2) Petroleum product sales data reported net of purchases/sales contracts with the same counterparty.

STOCK PERFORMANCE GRAPHS (unaudited)

Annual total returns to ExxonMobil shareholders were negative 13 percent in 2008, negative 13 percent in 2009, and 10 percent in 2010, and have averaged nearly 8 percent per year over the past five years. Total returns mean share price increase plus dividends paid, with dividends reinvested. The graphs below show the relative investment performance of ExxonMobil common stock, the S&P 500, and an industry competitor group over the last five and 10 years. The industry competitor group consists of three other international integrated oil companies: BP, Chevron, and Royal Dutch Shell.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at Year-End 2005



300
250
200
150
100
50
Dollars
ExxonMobil
Industry Group
S&P 500
2005
2006
2007
2008
2009
2010
Fiscal Years Ended December 31

	2005	2006	2007	2008	2009	2010
ExxonMobil	100	139	173	150	131	145
S&P 500	100	116	122	77	97	112
Industry Group	100	117	142	101	121	128

TEN-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at Year-End 2000



400
300
200
100
0
Dollars
ExxonMobil
Industry Group
S&P 500
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Fiscal Years Ended December 31

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010
ExxonMobil	100	92	84	101	130	145	202	251	218	190	210
S&P 500	100	88	69	88	98	103	119	126	79	100	115
Industry Group	100	94	84	105	126	142	167	202	143	173	182

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2010 Summary Annual Report

ExxonMobil

Taking on the world's toughest energy challenges.™



The term *Upstream* refers to exploration, development, production, and gas and power marketing. *Downstream* refers to the refining and marketing of petroleum products such as motor fuels and lubricants.

Statements of future events or conditions in this report, including projections, targets, expectations, estimates, and business plans, are forward-looking statements. Actual future results, including demand growth and energy mix; capacity growth; the impact of new technologies; capital expenditures; project plans, dates, costs, and capacities; production rates and resource recoveries; efficiency gains; cost savings; and product sales could differ materially due to, for example, changes in oil and gas prices or other market conditions affecting the oil and gas industry; reservoir performance; timely completion of development projects; war and other political or security disturbances; changes in law or government regulation; the actions of competitors and customers; unexpected technological developments; the occurrence and duration of economic recessions; the outcome of commercial negotiations; unforeseen technical difficulties; unanticipated operational disruptions; changes in employee recruitment and retention; and other factors discussed in this report and in Item 1A of ExxonMobil's most recent Form 10-K.

Definitions of certain financial and operating measures and other terms used in this report are contained in the section titled "Frequently Used Terms" on pages 36 and 37. In the case of financial measures, the definitions also include information required by SEC Regulation G.

"Factors Affecting Future Results" and "Frequently Used Terms" are also posted on the "investors" section of our Web site.

Prior years' data have been reclassified in certain cases to conform to the 2010 presentation basis.

ExxonMobil safety and environmental information does not include XTO Energy Inc. data. All other data includes XTO data from the time of acquisition (June 25, 2010) onward, unless otherwise noted.

Integrity

Integrity – in every sense of the word – defines how we take on the world's energy challenges. It is the reason for our success.

ExxonMobil believes that our commitment to integrity – our systematic and unwavering focus on safety, operational excellence, financial discipline, and high ethical standards – is the driving force behind our industry-leading returns. It enables us to manage risks effectively, maximize our long-term returns, and be best-positioned to meet the world's growing energy needs.

Meeting energy demand safely, while minimizing the impact on the environment, is a mission unlike any other. Energy – for electricity, for transportation, for industry – is fundamental to economic and social progress and to the lives of billions of people. We must meet the energy needs of the current generation while protecting the environment for future generations.

ExxonMobil understands the scope of the challenge. We know that despite recent economic weakness, global energy demand in 2030 is expected to be 35 percent higher than it was in 2005. We know the world will need more cleaner-burning fuels, particularly natural gas. We know it will require unprecedented levels of capital investment.

To meet demand through 2030 and beyond, ExxonMobil continues to expand and diversify our resource base, promote efficiency, and develop new energy technologies. Our focus on integrity enables ExxonMobil to not only safely produce solutions for the world's evolving energy needs, but also to produce long-term value for our shareholders.

ExxonMobil

To Our Shareholders

ExxonMobil continues to deliver superior long-term shareholder value. We succeed by upholding the values that set us apart: a commitment to safety, operational excellence, and risk management; a disciplined, long-term approach to investing; and the development and application of advanced technology and innovation. This consistent approach continues to serve us well, weathering the downturns and prospering as opportunities present themselves.

ExxonMobil's 2010 results reflect the strength of our proven business model. Earnings were $30.5 billion which included record earnings for our Chemical business. We delivered a return on average capital employed of 22 percent, continuing to lead our peer group. Cash flow from operations and asset sales was a healthy $51.7 billion.

Operating results were equally strong. Oil-equivalent production grew to 4.4 million barrels a day, a 13-percent increase year-on-year. And we continued our industry-leading safety performance, achieving our best-ever lost-time incident rates in 2010.

ExxonMobil's success is underpinned by our commitment to integrity – our systematic and unwavering focus on safety, operational excellence, financial discipline, and high ethical standards.

These values enable ExxonMobil to consistently produce strong returns for our shareholders. In 2010, ExxonMobil distributed $19.7 billion to shareholders through dividends and share repurchases, contributing to a total shareholder return of 10 percent. Over the past five years, we have distributed $154 billion to shareholders, and our dividend has risen by 53 percent.

ExxonMobil's Upstream, Downstream, and Chemical businesses once again delivered excellent results. In the Upstream, ExxonMobil together with our partners, put into service three major projects in 2010, including new oil production from the Odoptu field which is the latest development phase of the Sakhalin-1 project in Russia, the initial commissioning and gas send-out from the Golden Pass liquefied natural gas (LNG) terminal in Texas, and the start-up of new LNG deliveries from RasGas Train 7 in Qatar. Our seamless integration of XTO Energy Inc. further enhanced our Upstream portfolio and expanded our participation in significant unconventional North American resources. The unique combination of ExxonMobil's technology and XTO's operating expertise will provide important benefits as we progress opportunities for unconventional energy resources worldwide.

In the Downstream and Chemical businesses, ExxonMobil continued to capture new efficiencies and benefit from our strong integration and operating flexibility. In the Downstream, we achieved significant milestones in our multiyear program of global investments aimed at meeting the growing demand for lower-sulfur motor fuels, with construction completed on new refinery units that will increase supply of ultra-low sulfur diesel in the United States and Europe. In our Chemical business, we continue to expand our capacity to supply the rising demand in Asian markets, with a major expansion under way at the Singapore petrochemical facility. The expansion will position the Singapore complex as the largest integrated refining and chemical site in our portfolio.

All of ExxonMobil's actions are undertaken with a view that energy is not only an engine of economic growth, but also a pillar of human and social progress. Access to affordable, reliable, convenient energy transforms lives by raising living standards, making people more productive, and expanding their opportunities for education, employment, and better health.

While the scale of the world's energy needs today is enormous, we must continue to find innovative ways to meet not only today's demands, but the growing demands of the future while managing the impact of energy on the environment. Critical to meeting the world's energy needs is the ongoing development of new energy technologies to expand the supply of traditional fuels, develop new sources of energy, and allow us to use energy more efficiently. ExxonMobil is committed to continue our role of innovating and developing many of these new technologies.

While supplying the world's energy needs requires constant innovation, it will also require unprecedented levels of investment. ExxonMobil's financial strength allows us to continue to invest with a long-term perspective that transcends year-to-year economic conditions. Our capital and exploration expenditures in 2010 were a record $32.2 billion. We will continue to invest at substantial levels – more than $165 billion over the next five years – deploying new technologies and delivering new projects to efficiently supply energy to the world.

We know that developing and delivering energy involves risks – safety and environmental risks, financial risks, geopolitical risks, and technical risks. ExxonMobil will continue to improve and perfect our approach to assess and manage these risks. Recognized as a model of success in our industry, the Operations Integrity Management System (OIMS) provides the rigor and structure to ensure that our commitment to safety and risk management is embedded in all our business activities, in every country, in every language.



Consumers and the public rely on ExxonMobil to deliver reliable, affordable energy that enables them to achieve better lives and to do so in a way that minimizes risks to people, communities, and the environment. As shareholders, your investment in ExxonMobil reflects your trust in our ability to manage these risks while meeting the world's energy challenges.

The men and women of ExxonMobil are committed to meeting these expectations with our intellect and our integrity. It is by honoring these commitments – and upholding our values – that ExxonMobil has produced the successful results shown in this *2010 Summary Annual Report*. We remain confident that we will continue our best-in-class position to meet the world's energy challenges and deliver superior value for our shareholders. With the talent and commitment of the people of ExxonMobil, we are strong, resilient, and well-positioned for the future.

Rex W. Tillerson
Chairman and CEO

Meeting growing energy demand in a safe and environmentally responsible way is a key challenge of our time.

Developing reliable and affordable energy supplies promotes both human progress and economic growth. Expanding access to energy – and the opportunities it affords – is a common goal around the world.

Energy Challenges Meeting rising demand, safely and with minimum impact on the environment, is a key challenge facing not only ExxonMobil, but also governments and societies around the world. The scale of this challenge is visible in ExxonMobil's *The Outlook for Energy: A View to 2030*, our long-term forecast of supply and demand trends.

Key Conclusions Despite recent economic challenges, global energy demand is likely to increase about 35 percent from 2005 to 2030. Virtually all the growth in energy use will occur in developing countries, where demand will increase more than 70 percent.

Keeping pace with energy demand growth will require unprecedented levels of investment and the pursuit of all economic energy sources.

The fastest growing major energy source will be natural gas, reflecting strong demand for clean-burning fuels to meet rising power generation needs. By 2030, natural gas will displace coal as the second most prominent source of energy worldwide. Oil will remain the world's largest source of energy, with demand increasing approximately 20 percent driven by rising transportation needs. Keeping pace with the increase in global demand will require unprecedented levels of investment, advanced technologies, and access to resources.

Energy efficiency will be a key contributor to meeting the world's needs for reliable and affordable energy. Gains in efficiency will curb global energy demand by one-third in 2030 and contribute to significant progress in stemming the growth of energy-related carbon dioxide (CO_2) emissions, a component of greenhouse gas.

Providing Solutions Due to the scale of our energy and environmental challenges, only an integrated set of solutions will be effective. Solutions will need to satisfy diverse needs around the world, and therefore must be affordable, reliable, and efficient. ExxonMobil is making enormous investments to provide effective energy solutions to help enable progress around the world.

Global Energy Demand


OECD(1)
Non-OECD
Energy Savings Through Efficiency Gains
(quadrillion BTUs)
1,000
800
600
400
200
300 Quads
1980
1990
2000
2010
2020
2030

(1) OECD = Organization for Economic Cooperation and Development

Global Energy Mix Continues to Evolve


2005
2030
(quadrillion BTUs)
250
200
150
100
50
0.7% Average growth rate per year
2.0%
0.7%
0.4%
2.3%
2.1%
9.9%
Oil
Gas
Coal
Bio-mass/Other
Nuclear
Hydro/Geo
Wind/Solar/Biofuels

Global energy demand will grow by about 35 percent from 2005 to 2030, with natural gas being the fastest growing major fuel.



Global energy demand is expected to grow by about

35%

from 2005 to 2030

Oil and natural gas will meet about

60%

of energy needs through 2030

Bringing Energy to the World *Meeting growing energy demand requires significant investment in both conventional and unconventional sources, like our Kearl oil sands project in Canada (above). Employees and contractors work closely together, applying ExxonMobil's expertise in project management and proprietary technology. Strategic investments, coupled with strong operational systems, allow us to meet the world's energy needs in a safe and environmentally responsible manner.*



Operations Integrity ExxonMobil employees and contractors apply our Operations Integrity Management System (OIMS) in all aspects of our business, like at the Baton Rouge Refinery (above). OIMS is the cornerstone of our commitment to operational excellence, enabling us to achieve industry-leading safety performance and improvement in our environmental performance.

9%
reduction in lost-time incident rate, on average, each year since 2006

OIMS
is embedded in all of our activities in every country, in every language

Meeting the energy challenge requires effective risk management and a relentless focus on operational excellence.

The energy industry faces a unique set of risks, including technical, financial, and geopolitical. There are also risks to safety, security, health, and the environment. The extent to which an organization identifies and successfully manages risks will define its business success.

Managing Operational Risk Risk cannot be eliminated, but it can be managed. ExxonMobil manages risk through a capable and committed workforce with clear accountability, well-developed and clearly defined policies and procedures, high standards of design, rigorously applied management systems, employee and contractor training, and a systematic approach to assessing performance that drives continuous improvement.

As events in 2010 made clear, the energy industry faces multiple risks and challenges. The Deepwater Horizon oil spill in the Gulf of Mexico spurred governments and consumers to ask what the industry can do to ensure that meeting future energy needs does not come at the expense of safety or the environment. ExxonMobil asked itself a similar question after the 1989 Valdez oil spill. We realized that just a commitment to safety and operational excellence was not enough. What was also needed was a system that put commitment into action. We introduced our Operations Integrity Management System (OIMS). OIMS is the cornerstone of our commitment to managing risks to safety, security, health, and the environment. It guides the activities of each of our employees and contractors around the world. Through OIMS, ExxonMobil has achieved industry-leading safety performance and continues to improve environmental performance.

By focusing on the integrity of our operations, ExxonMobil improves safety and environmental performance, and maximizes return to shareholders.

Addressing Climate Change Risk Meeting growing demand while addressing climate change risk is the global challenge that shapes ExxonMobil's activities and investments. Since 2005, we have invested $1.6 billion in activities that improve energy efficiency and reduce greenhouse gas (GHG) emissions. We have also invested more than $5 billion in projects to reduce natural gas flaring. As a result, we have reduced our GHG emissions 11 million tonnes in 2010 compared to 2005.

We have also been active in developing and applying carbon capture and storage technology to store carbon dioxide (CO_2) in underground geologic formations. In addition, our substantial natural gas portfolio has the potential to help reduce GHG emissions because natural gas has lower CO_2 emissions per unit of energy. We are also investing in research programs on algae biofuels and technologies that help consumers use energy more efficiently.

OIMS guides the activities of each of our more than 80,000 employees, as well as our contractors, around the world. Through OIMS, we achieved best-ever lost-time incident rates in 2010.

Industry-Leading Safety
Lost-Time Injuries and Illnesses

ExxonMobil Employees(1) ExxonMobil Contractors(1)
U.S. Petroleum Industry Benchmark(2)
(incidents per 200,000 work hours)


0.5
0.4
0.3
0.2
0.1
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

(1) Excludes XTO Energy Inc. data.
(2) Employee safety data from participating American Petroleum Institute companies (2010 industry data not available at time of publication).

Meeting the energy challenge requires world-class people, technology leadership, and financial strength.

ExxonMobil is committed to continuous innovation because the world's growing and evolving energy needs demand nothing less. This commitment, combined with our talented people and financial strength, is a powerful advantage in meeting the energy challenge.

World-Class People One reason for ExxonMobil's success is our ability to attract and retain the brightest minds. Our goal is to develop our employees to have the highest technical and leadership capabilities in the industry. ExxonMobil employs more than 16,000 scientists and engineers, more than 1000 of them with PhDs. Their expertise is not only in geology, chemistry, and physics, but also oceanography, paleontology, and microbiology, as well as computer, environmental, and medical science. Investing in our people creates a sustainable source of competitive advantage.

Technology Leadership ExxonMobil's ongoing commitment to technology is also a competitive advantage, and we are recognized as an industry leader. For example, we continue to build on the seismic and reservoir modeling technologies that we pioneered, which today enable us to identify new resource opportunities, drill more accurately, and improve recovery. We use our advanced Molecule Management technology in our plants to optimize the value of every hydrocarbon molecule, while minimizing energy use. ExxonMobil has developed technologies that can make vehicles more fuel efficient, including polymers that help tires stay inflated longer, lightweight plastics for automotive parts, and advanced lubricants.

In today's challenging energy industry, a commitment to innovation is essential. ExxonMobil leads industry in ongoing investment in technology.

Financial Strength ExxonMobil's financial position remains unparalleled in industry. In today's challenging economic environment, this represents a unique competitive advantage. Moody's and Standard & Poor's both recognize our superior financial strength by assigning the highest credit rating to our financial obligations. ExxonMobil is one of very few public companies that has maintained this credit rating consistently for decades. Our financial strength gives us the flexibility to pursue and finance attractive investment opportunities throughout the business cycle. In 2010, ExxonMobil invested $32.2 billion to develop new projects to help meet growing global demand safely, efficiently, and in an environmentally responsible manner.

Functional Capex Distribution(1)


Upstream
Downstream
Chemical
Other
(billions of dollars)
35
30
25
20
15
10
5
2006
2007
2008
2009
2010

ExxonMobil has invested over $125 billion in the last five years to advance new technologies, pursue attractive Upstream projects, increase production of lower-sulfur fuels in the Downstream, and strategically grow our Chemical business.

(1) See Frequently Used Terms on pages 36 through 37.



Investment of more than

$1 billion

annually in research, development, and technology applications

ExxonMobil's commitment to

technology

is a significant competitive advantage

Excellence Begins with People *A research technician (above) at the Akron Business and Technology Center in Ohio monitors pilot production of one of our specialty thermoplastic elastomers used in automotive components and household goods. Our chemical products offer not only improved performance, but also a more sustainable solution for our customers. These elastomers are fully recyclable, and result in lighter-weight automotive parts, which reduce fuel use.*

Corporate

FINANCIAL HIGHLIGHTS	2010	2009	2008	2007	2006
(millions of dollars, unless noted)					
Sales and other operating revenue(1)	**370,125**	301,500	459,579	390,328	365,467
Net income attributable to ExxonMobil	**30,460**	19,280	45,220	40,610	39,500
Cash flow from operations and asset sales(2)	**51,674**	29,983	65,710	56,206	52,366
Capital and exploration expenditures(2)	**32,226**	27,092	26,143	20,853	19,855
Cash dividends to ExxonMobil shareholders	**8,498**	8,023	8,058	7,621	7,628
Common stock purchases *(gross)*	**13,093**	19,703	35,734	31,822	29,558
Research and development costs	**1,012**	1,050	847	814	733
Cash and cash equivalents at year end(3)	**7,825**	10,693	31,437	33,981	28,244
Total assets at year end	**302,510**	233,323	228,052	242,082	219,015
Total debt at year end	**15,014**	9,605	9,425	9,566	8,347
ExxonMobil share of equity at year end	**146,839**	110,569	112,965	121,762	113,844
Average capital employed(2)	**145,217**	125,050	129,683	128,760	122,573
Share price at year end *(dollars)*	**73.12**	68.19	79.83	93.69	76.63
Market valuation at year end	**364,035**	322,329	397,239	504,220	438,990
Regular employees at year end *(thousands)*	**83.6**	80.7	79.9	80.8	82.1

KEY FINANCIAL RATIOS	2010	2009	2008	2007	2006
Earnings per common share *(dollars)*	**6.24**	3.99	8.70	7.31	6.64
Earnings per common share – assuming dilution *(dollars)*	**6.22**	3.98	8.66	7.26	6.60
Return on average capital employed(2) *(percent)*	**21.7**	16.3	34.2	31.8	32.2
Earnings to average ExxonMobil share of equity *(percent)*	**23.7**	17.3	38.5	34.5	35.1
Debt to capital(4) *(percent)*	**9.0**	7.7	7.4	7.1	6.6
Net debt to capital(5) *(percent)*	**4.5**	(1.0)	(23.0)	(24.0)	(20.4)
Current assets to current liabilities *(times)*	**0.94**	1.06	1.47	1.47	1.55
Fixed charge coverage *(times)*	**42.2**	25.8	54.6	51.6	47.8

(1) Sales and other operating revenue include sales-based taxes of $28,547 million for 2010, $25,936 million for 2009, $34,508 million for 2008, $31,728 for 2007, and $30,381 for 2006.
(2) See Frequently Used Terms on pages 36 through 37.
(3) Excluding restricted cash of $628 million in 2010 and $4,604 million in 2006.
(4) Debt includes short- and long-term debt. Capital includes short- and long-term debt and total equity.
(5) Debt net of cash and cash equivalents, excluding restricted cash.


Disciplined Investment
Operational Excellence
Industry-Leading Returns
Superior Cash Flow
GROWTH IN SHAREHOLDER VALUE

The ExxonMobil Business Model *ExxonMobil has a consistent and straightforward business model that combines a long-term perspective, focus on operational excellence, delivery of superior cash flow, and a disciplined approach to capital investment to grow shareholder value. Our business model is enduring. Testing our projects across a range of economic scenarios ensures resiliency throughout the business cycle and enables us to continue to deliver superior long-term value to our shareholders.*

For more than 125 years, ExxonMobil's proven business model has enabled us to successfully manage risk and provide superior long-term value to our shareholders. ExxonMobil is strong, resilient, and well-positioned for the future.

RESULTS & HIGHLIGHTS

- **Best-ever performance in workforce safety.**
- **Strong earnings of $30.5 billion, including record Chemical earnings.**
- **Annual dividend per share growth of 5 percent versus 2009, the 28th consecutive year of dividend per share increases.**
- **Total shareholder distributions of $19.7 billion.**
- **Industry-leading return on average capital employed of 22 percent.**
- **Completion of XTO Energy Inc. transaction.**
- **Total net production of liquids and natural gas available for sale of 4.4 million oil-equivalent barrels per day.**
- **Proved oil and gas reserve additions of 3.5 billion oil-equivalent barrels, replacing 211 percent of production, excluding asset sales.**
- **Started up three major Upstream projects.**
- **Completed new ultra-low sulfur diesel facilities at three refineries.**
- **Major expansion under way at the Singapore petrochemical plant.**

Industry-leading
safety
performance

$30.5
billion
in earnings, continuing to outpace industry

ExxonMobil consistently generates strong income from a highly efficient capital base, as demonstrated by our return on average capital employed performance versus our competition. We are proud to be a leader in providing reliable, affordable energy in a safe and environmentally responsible manner, enabling us to continue to deliver long-term value to our shareholders.

ROCE Leadership
Return on Average Capital Employed(1)

ExxonMobil ■ Integrated Oil Competitor Average(2)
(percent)



35
30
25
20
15
10
5
2006
2007
2008
2009
2010

Total Shareholder Returns(3)

ExxonMobil ■ S&P 500 ■ Integrated Oil Competitor Average(2)
(percent per year)



14
12
10
8
6
4
2
5 Years
10 Years
20 Years

(1) See Frequently Used Terms on pages 36 through 37.
(2) Royal Dutch Shell, BP, and Chevron values are on a consistent basis with ExxonMobil, based on public information.
(3) Reflects data through December 31, 2010.

The consistent execution of ExxonMobil's clearly defined Upstream strategies, underpinned by a relentless focus on operational excellence, ensures we continue to deliver strong results across our global operations.



Upstream

EXPLORATION, DEVELOPMENT, PRODUCTION, XTO, GAS & POWER MARKETING, AND RESEARCH

(Photo) *Production commenced from the Russian Sakhalin-1 Odoptu field (ExxonMobil interest, 30 percent) in 2010, on time and on budget. The project, in one of the most challenging sub-arctic environments in the world, employed world-class extended-reach drilling.*

STRATEGIES

- Identify and selectively capture the highest-quality exploration opportunities
- Maximize profitability of existing oil and gas production
- Invest in projects that deliver superior returns
- Capitalize on growing natural gas and power markets
- Maximize resource value through high-impact technologies and integrated solutions



COMPETITIVE ADVANTAGES

Balanced Portfolio Quality • We identify, selectively pursue, and capture the highest-quality resources. The quality, size, and diversity of ExxonMobil's resource base and project inventory support a strong long-term outlook.

Disciplined Investing • Our focus on disciplined, selective investment from initial resource capture, through project development, to ongoing operations underpins our ability to deliver superior returns. The combination of our technical, project, and commercial expertise ensures we develop our resources most efficiently and effectively.

High-Impact Technologies • We employ high-impact technologies in exploration, reservoir modeling, project development, and production to ensure we maximize resource value with the optimum life-cycle development.

Operational Excellence • We explore, develop, produce, and market oil and gas using globally deployed management systems which ensure consistent application of the highest operational standards, effectively managing risk in all aspects of our business.

Global Integration • The global functional Upstream companies work with the Downstream and Chemical businesses to identify and deliver integrated solutions that maximize resource value.

Upstream



Strong Upstream results of $24 billion in earnings



The quality of our people, training, and global processes, when added to our premier global portfolio, enables us to deliver strong results.

BUSINESS OVERVIEW

In 2010, in addition to delivering strong operating results, ExxonMobil Upstream continued to make significant investments to develop our diverse project portfolio and position us to deliver the energy required for the future.

With our partner Qatar Petroleum, we completed the Qatar liquefied natural gas (LNG) value chain with the start-up of RasGas Train 7 and initial commissioning and gas send-out from the Golden Pass LNG receiving terminal. These projects are the latest in a series of world-scale integrated projects that ensure gas from the North Field of Qatar can be competitively delivered to markets around the world.

In the first quarter of 2010, ExxonMobil signed an agreement for the redevelopment and expansion of the West Qurna (Phase I) field in Iraq. Working with our partners, we commenced drilling, wellwork, and facility modification activities to begin ramp-up of production.

In June 2010, ExxonMobil became the largest natural gas producer in the United States following the merger with XTO Energy Inc. Combining these assets with our existing acreage position created a premier global unconventional gas portfolio. Through the remainder of the year, we progressed integration activities by transferring best practices across our operations and applying XTO's expertise across our global unconventional portfolio.

In addition to these achievements, ExxonMobil has continued to capture new opportunities to add to our resource base, including acquiring unconventional assets in multiple North American shale gas locations. We also continued our active exploration around the globe. Our balanced exploration program is designed to test new high-potential exploration areas, further explore emerging unconventional opportunities, and continue to add resources through ongoing activity in established areas.

Overall, our Upstream business continues to effectively manage the safety, environmental, technical, financial, and geopolitical risks of our business, while delivering significant long-term value for our shareholders.

UPSTREAM STATISTICAL RECAP	2010	2009	2008	2007	2006
Earnings *(millions of dollars)*	**24,097**	17,107	35,402	26,497	26,230
Liquids production *(net, thousands of barrels per day)*	**2,422**	2,387	2,405	2,616	2,681
Natural gas production available for sale *(net, millions of cubic feet per day)*	**12,148**	9,273	9,095	9,384	9,334
Oil-equivalent production *(net, thousands of barrels per day)*	**4,447**	3,932	3,921	4,180	4,237
Proved reserves replacement[1][2] *(percent)*	**211**	100	143	107	135
Resource additions[2] *(millions of oil-equivalent barrels)*	**14,580**	2,860	2,230	2,010	4,270
Average capital employed[2] *(millions of dollars)*	**103,287**	73,201	66,064	63,565	57,871
Return on average capital employed[2] *(percent)*	**23.3**	23.4	53.6	41.7	45.3
Capital and exploration expenditures[2] *(millions of dollars)*	**27,319**	20,704	19,734	15,724	16,231

(1) Proved reserves exclude asset sales and the 2007 Venezuela expropriation. Includes non-consolidated interests and Canadian oil sands.
(2) See Frequently Used Terms on pages 36 through 37.

Note: Unless otherwise stated, production rates, project capacities, and acreage values referred to on pages 12 through 19 are gross.

Our 2010 Upstream results were underpinned by safety and environmental performance improvements, high reliability of our facilities, strong operating and capital spending discipline, and significant production volume growth.

RESULTS & HIGHLIGHTS

Best-ever workforce safety performance.

Earnings were $24.1 billion.

Return on average capital employed was 23 percent, averaging 37 percent over the last five years.

Earnings per oil-equivalent barrel were $14.85.

Total net production of liquids and natural gas available for sale was 4.4 million oil-equivalent barrels per day.

Proved oil and gas reserves additions were 3.5 billion oil-equivalent barrels, replacing 211 percent of production excluding asset sales.

Resource base additions totaled 14.6 billion oil-equivalent barrels; ExxonMobil's total resource base now stands at 84 billion oil-equivalent barrels.

Exploration resource addition cost was $0.87 per oil-equivalent barrel.

Upstream capital and exploration spending was $27.3 billion, driven by an active exploration program, selective investment in a strong portfolio of development projects, and continued investment to enhance the value of existing assets.

4.4 million

oil-equivalent barrels of net production per day, 13 percent higher than 2009

ExxonMobil's focus on disciplined cost management and selective investments ensures that we continue to deliver strong results, while also continuing to grow our portfolio and progress technologies for the future.

Upstream Return on Average Capital Employed


ExxonMobil
Integrated Oil Competitor Average(1)
(percent)
60
50
40
30
20
10
2006
2007
2008
2009
2010

(1) Royal Dutch Shell, BP, and Chevron values are estimated on a consistent basis with ExxonMobil, based on public information.



Our Controlled Freeze Zone demonstration plant in Wyoming is commencing the testing phase. This technology has the potential to enable commercialization of additional sour gas resources.

Identify and Selectively Capture the Highest-Quality Exploration Opportunities

ExxonMobil's fundamental exploration strategy is to identify, evaluate, selectively pursue, and capture the highest-quality resource opportunities, ahead of competition. Our global organization allows us to explore diverse resource opportunities, in all environments.

ExxonMobil Upstream is focused on the pursuit of:

- New exploration plays that typically have high uncertainty but large resource potential;
- Further tests in established hydrocarbon basins;
- Unconventional resources, both oil and gas; and,
- Discovered fields that are undeveloped or partially developed.

All opportunities are screened on a rigorous, consistent basis for technical quality, materiality, and commercial viability. We use our unique geoscience capabilities and understanding of the global hydrocarbon potential to identify, evaluate, and prioritize the highest-quality resource opportunities. Only the most robust opportunities are selected for further evaluation.

Resource Base by Type

(percent, oil-equivalent barrels)


Conventional
Heavy Oil/Oil Sands
Unconventional Gas & Oil
Acid/Sour
LNG
Arctic
Deepwater

Our approach to exploration has resulted in the successful capture of many new, high-potential resource opportunities. In 2010, we captured new opportunities in nine countries. At year-end 2010, ExxonMobil's net exploration acreage totaled 62 million acres in 33 countries.

Over the last five years, ExxonMobil has added, on average, 5.2 billion oil-equivalent barrels per year to our resource base. These additions reflect opportunities across a diverse range of resource types. Our exploration resource addition cost has averaged $1.00 per oil-equivalent barrel over this period. At year-end 2010, the total resource base stood at 84 billion oil-equivalent barrels, including 10 billion oil-equivalent barrels associated with the XTO fields.



Our deepwater drilling program in the Philippines, with the West Aquarius rig, discovered gas in three of four wells.

All proved reserves additions and revisions are the result of a rigorous and structured management review process that is stewarded by a team of experienced reserves experts. In 2010, ExxonMobil added 3.5 billion oil-equivalent barrels to proved reserves, more than twice our production, led by the XTO merger. ExxonMobil has now replaced reserves for 17 consecutive years. Our additions come from a combination of the development of new fields, extensions to existing fields driven by further development, effective reservoir management, and application of new technologies, as well as strategic acquisitions.

2010 Key Opportunity Captures

- 130,000 net acres in the Neuquen Province in Argentina through license rounds and joint ventures.
- 36,000 net acres in the Horn River Basin shale gas play, in Canada.
- Agreement with Iraq Ministry of Oil to redevelop and expand the West Qurna (Phase I) oil field (ExxonMobil interest, 60 percent).
- 35-percent working interest in deepwater Block 2 in Tanzania, covering 2.7 million acres.
- 25-percent interest in three sub-blocks of License 3922 in Turkey, covering approximately 7.4 million acres.
- 67,000 net acres in Haynesville and Bossier shale gas plays in East Texas and Louisiana.
- 157,000 net acres in the Fayetteville Shale in Arkansas.

UpClose: *XTO Energy Inc.*

A 2010 highlight was ExxonMobil's merger with XTO Energy Inc., a recognized industry leader in the development of unconventional resources. Following the June 2010 merger, ExxonMobil added roughly 60 trillion cubic feet gas-equivalent to our resource base, more than 2.9 billion cubic feet of equivalent daily gas production, and approximately 5 million net acres of leasehold.

In addition to becoming the top domestic producer of natural gas in the United States, ExxonMobil acquired leading positions in a number of U.S. locations, including the Haynesville/Bossier, Barnett, Fayetteville, Woodford, and Marcellus shale gas plays; the Bakken shale oil play and multiple Permian Basin fields; the San Juan Basin and other Rocky Mountain coal bed methane plays; and, in the Freestone Trend and other tight gas reservoirs. The merger has established a premier unconventional resource organization, with headquarters in Fort Worth, Texas.



Maximize Profitability of Existing Oil and Gas Production

ExxonMobil successfully maximizes the commercial recovery of hydrocarbons across a reservoir's life cycle. We apply our Operations Integrity Management System, cost-effective technology, and disciplined and selective investment as key strategies in delivering strong performance.

Managing the Base ExxonMobil has a diverse, profitable global portfolio of assets. We maximize recovery through accurate resource characterization, effective reservoir management, and thorough depletion planning, along with rigorous operations monitoring and optimization. We selectively invest in opportunities that increase economic resource recovery, maximize profitability, and ensure optimum long-term field performance. Production volumes are added through new drill wells, working over existing wells, and effective implementation of secondary and tertiary recovery programs. These recovery programs include using injection of water, gas, or carbon dioxide, heavy oil steam flooding, and sour gas injection techniques to increase reservoir recovery. We continue to develop new technologies to extend our capabilities. We have achieved record-breaking well lengths in our drilling operations with the application of our proprietary *Fast Drill* process and extended-reach drilling technology.

Superior facility reliability is achieved by our focus on operations integrity and the deployment of maintenance best practices.

Focus on Operations Integrity ExxonMobil's Operations Integrity Management System (OIMS) encompasses all aspects of our operations and ensures risks are understood and appropriately managed. OIMS is used worldwide, and compliance is tested on a regular basis. ExxonMobil ensures high facility uptime using a suite of maintenance best practices developed over our considerable operational history. Large-scale maintenance activities are rigorously planned and executed using a shutdown management process that minimizes production impact.

Production Outlook by Region


Americas
Asia
Europe
Africa
Australia/Oceania
(millions of oil-equivalent barrels per day, net)
5
4
3
2
1
2010
2011
2012
2013
2014

Our production outlook is supported by strong base performance, high-quality project additions, and new resource potential.

Invest in Projects that Deliver Superior Returns

Our rigorous, high-quality project management processes consistently deliver superior project execution performance. When combined with our industry-leading portfolio of more than 130 major projects, our disciplined investments will continue to deliver maximum value.

The growing demand for energy will necessitate ongoing oil and gas development around the world, from new large-scale, high-complexity projects, as well as redevelopment of existing resources. The ability to efficiently deliver these projects on schedule and on budget will differentiate performance in the Upstream.

Our comprehensive suite of globally applied business processes, project execution tools, and project management expertise enables us to achieve superior project performance. Over the last five years, ExxonMobil has completed projects, on average, within 1 percent of budgeted cost and 9 percent of schedule. In comparison, projects in our portfolio that are operated by others were 14 percent over on cost, and 19 percent over on schedule.



Kearl Initial Development
Canada
Golden Pass LNG Terminal
United States
Etim-Asasa Pressure Maintenance
Nigeria
Satellites Phase 1
Nigeria
Usan
Nigeria
Pazflor
Angola
Plutao-Saturno-Venus-Marte
Angola
Kizomba Satellites Phase 1
Angola
Kashagan Phase 1
Kazakhstan
RasGas Train 7
Qatar
Sakhalin-1 Odoptu
Russia
Telok
Malaysia
Turrum
Australia
Kipper/Tuna
Australia

Countries with ExxonMobil Exploration Acreage
2010 Start-Up
2011–2013 Projected Start-Up

The key strategies to our superior project execution are:

- Appropriate concept selection to ensure the right development plan for the full resource life;
- Investment in technology to deliver innovative solutions to improve safety, lower costs, and increase reliability; and,
- Thorough front-end execution planning that identifies and manages cost and schedule risks.

Our large project portfolio provides ExxonMobil the flexibility to selectively progress projects, which helps us deliver robust financial performance and profitable volume growth. Our project portfolio is geographically diverse, including many projects in remote and challenging environments, and is balanced between oil and gas, and different resource types. The 130 projects currently in our portfolio will potentially develop 26 billion net oil-equivalent barrels. Developing these projects will leverage our experience in deepwater, heavy oil/oil sands, conventional oil and gas, unconventional gas, arctic, liquefied natural gas (LNG), and acid/sour gas injection.

2010 Major Project Start-Ups	(ExxonMobil working interest)
Qatar	RasGas Train 7 (30%)
Russia	Sakhalin-1 Odoptu (30%)
United States	Golden Pass LNG Terminal (18%)
Key Future Major Project Start-Ups	
Heavy Oil/Oil Sands	Kearl (100%), Cold Lake Expansion (100%)
LNG	Papua New Guinea LNG (33%), Gorgon Jansz (25%)
Conventional	West Qurna (Phase I) (60%), Upper Zakum 750 (28%), Banyu Urip (45%), Hebron (34%)
Arctic	Sakhalin-1 Arkutun-Dagi (30%), Alaska Gas/Point Thomson (36%), Mackenzie Gas (56%)
Deepwater	Multiple Angola and Nigeria projects (15% - 56%), Hadrian (50%)
Acid/Sour Gas Injection	Kashagan Phases 1 and 2 (17%)

Projects by Geographic Region

(percent, number of projects)



Americas
Asia
Africa
Australia/
Oceania
Europe

Resources in Projects by Project Type

(percent, oil-equivalent barrels)



Heavy Oil/
Oil Sands
LNG
Acid/Sour
Unconventional
Gas & Oil
Arctic
Conventional
Deepwater

Our portfolio of over 130 projects is geographically diverse, and is balanced between oil and gas, and across resource types.

Capitalize on Growing Natural Gas and Power Markets

ExxonMobil is well-positioned with our significant gas portfolio to deliver reliable supplies of affordable natural gas and power to help meet increasing global demand. Our detailed knowledge of global energy markets allows us to maximize the value of our gas, natural gas liquids, and power interests.

ExxonMobil is now the largest natural gas producer in the United States, following our merger with XTO Energy Inc. We have an active drilling program under way in our U.S. unconventional acreage and are pursuing the commercialization of natural gas resources in Alaska. ExxonMobil is also a leading natural gas producer in Europe and remains among the largest suppliers of domestic gas in Australia and Malaysia. In the Middle East, through our interests in Qatar, we also supply significant pipeline gas sales as well as natural gas liquids.

14.7 billion cubic feet per day of gas sold in 31 countries

ExxonMobil has a significant global position in the liquefied natural gas (LNG) market, supported by our Qatar and Indonesia ventures. We also have ownership interests in a number of LNG regasification facilities in Europe and the United States. These terminals and our suite of sales arrangements position us well to access multiple markets and maximize LNG value.

ExxonMobil, together with our partners, continues to expand our LNG portfolio with projects under construction in Papua New Guinea and Western Australia. We also have an active exploration program, including pursuit of further shale gas resources and coal bed methane opportunities in Europe and Indonesia.

ExxonMobil has interests in approximately 16 gigawatts of power generation capacity worldwide. This includes an industry-leading position in the application of cogeneration technology, with ExxonMobil interests in almost 5 gigawatts of capacity across 100 installations.

Maximize Resource Value through High-Impact Technologies

ExxonMobil's commitment to technology gives us a competitive advantage in our exploration, project development, oil and gas recovery, and production operations. Our technology development enables us to expand energy supply in a safe, efficient, and environmentally responsible manner.

ExxonMobil continues to deliver advantaged technologies and advance significant breakthrough research. Our integrated technologies allow us to achieve advances in conventional, deepwater, arctic, heavy oil, and, most recently, liquefied natural gas development, to unlock resource potential previously considered uneconomic. Our multidisciplinary approach will enable us to achieve advances in the development of unconventional gas both in North America and around the world. We are integrating our proprietary shale gas research with the extensive data from our expanded unconventional portfolio. In addition, we continue to expand our suite of technologies ranging from imaging hydrocarbon reservoirs to drilling and developing heavy oil.

ExxonMobil is beginning the field-testing phase of our *Controlled Freeze Zone* commercial demonstration plant. This technology utilizes a single-step, cryogenic process to more efficiently treat sour natural gas. It requires a much smaller footprint than current technologies, potentially reducing the cost to develop these challenged resources.



The Golden Pass liquefied natural gas terminal in Sabine Pass, Texas, initiated commissioning and achieved first gas send-out in 2010. The diversity of our gas portfolio and global presence allows us to maximize value through access to many markets.

ExxonMobil's Downstream encompasses a global portfolio of businesses that include Refining & Supply, Fuels Marketing, and Lubricants & Specialties. Our integrated business strategies and global reach are vital to achieving a sustained competitive advantage.



Downstream

REFINING & SUPPLY, FUELS MARKETING, AND LUBRICANTS & SPECIALTIES

Invest for Resilient, Advantaged Returns
ExxonMobil recently invested more than $1 billion to increase supply of ultra-low sulfur diesel (ULSD). In 2010, we completed construction of new hydrotreater units at our refineries in Baytown, Texas (pictured above); Baton Rouge, Louisiana; and Antwerp, Belgium. ULSD is used in motor freight, construction, and agricultural equipment. When used with advanced technologies, including vehicle emission control devices, it results in significant improvements to air quality.

STRATEGIES

- Maintain best-in-class operations
- Provide quality, valued products and services to our customers
- Lead industry in efficiency and effectiveness
- Capitalize on integration across ExxonMobil businesses
- Selectively invest for resilient, advantaged returns
- Maximize value from leading-edge technologies



COMPETITIVE ADVANTAGES

Balanced Portfolio Quality • We are the world's largest integrated refiner, manufacturer of lube basestocks, and a leading marketer of petroleum products. Our world-class facilities are located around the globe in major petroleum markets.

Disciplined Investing • We maintain a disciplined, long-term approach to managing capital employed. Our ongoing evaluation of our Downstream portfolio has resulted in investments in resilient, advantaged projects, while selectively divesting less attractive assets over the past several years.

High-Impact Technologies • Proprietary Molecule Management technology enables us to optimize raw material selection and processing, while maximizing yields of higher-value products.

Operational Excellence • Application of systematic processes and efficient execution have established us as an industry leader in operational excellence and cost effectiveness.

Global Integration • More than 75 percent of our refining capacity is integrated with our chemical and/or lubes operations. Our global functional organization facilitates efficient development and deployment of global best practices and new technologies.

Downstream

Mobil 1



$3.6 billion in earnings

reflecting strong operational performance and improved industry margins



In 2010, we completed construction of a new hydrotreater unit at our Antwerp, Belgium, refinery (module shown above being transported) to expand supply of ultra-low sulfur diesel.

BUSINESS SEGMENT OVERVIEW

Refining & Supply • ExxonMobil is the world's largest integrated refiner with a network of reliable and efficient refineries, marine vessels, pipelines, and distribution centers that provides transportation fuels, lube basestocks, chemical feedstocks, and other high-value products to our customers around the world.

Fuels Marketing • We create long-term value by selling high-quality products and services daily to millions of customers worldwide and providing secure, ratable, and profitable outlets for our refineries.

Lubricants & Specialties • ExxonMobil has a competitive advantage as the No. 1 supplier of lube basestocks and a market leader of high-technology, globally recognized synthetic lubricant brands.

BUSINESS ENVIRONMENT

By 2030, energy demand for transportation fuels is forecast to increase nearly 40 percent versus 2005. This increase will be driven by growth in developing countries, while demand in more mature, developed markets is projected to be essentially flat as improvements in fuel economy and transportation system efficiencies offset demand from vehicle growth. Despite the potential positive effects of this energy demand growth on our Downstream business, we expect the challenging business environment for refining to continue, reflecting the increase in global refining capacity and environmental policies. However, our business model, coupled with our strengths, is designed to capture strong margins at the top of the business cycle and outperform competition at the bottom of the cycle. Our results demonstrate the resiliency of our business. Our Downstream strategies are effective across a range of industry conditions, and our success is due to our continued commitment to these strategies throughout the business cycle.

MAINTAIN BEST-IN-CLASS OPERATIONS

ExxonMobil's focus on operational excellence extends to all parts of our business. It is the foundation for our "license to operate" and is fundamental to our competitive advantage. Enabled by our Operations Integrity Management System, we continued our industry-leading safety performance, reducing our lost-time incident rate by nearly 40 percent since 2005. We also utilize a disciplined system to identify, assess, and mitigate potential safety risks at our sites. To manage business risk, our marketing businesses have robust processes in place to effectively control credit exposure. Disciplined credit and receivables management continues to reduce capital employed, improving financial returns.

DOWNSTREAM STATISTICAL RECAP	2010	2009	2008	2007	2006
Earnings *(millions of dollars)*	**3,567**	1,781	8,151	9,573	8,454
Refinery throughput *(thousands of barrels per day)*	**5,253**	5,350	5,416	5,571	5,603
Petroleum product sales *(thousands of barrels per day)*	**6,414**	6,428	6,761	7,099	7,247
Average capital employed(1) *(millions of dollars)*	**24,130**	25,099	25,627	25,314	23,628
Return on average capital employed(1) *(percent)*	**14.8**	7.1	31.8	37.8	35.8
Capital expenditures *(millions of dollars)*	**2,505**	3,196	3,529	3,303	2,729

(1) See Frequently Used Terms on pages 36 through 37.

Our Downstream business remains the industry's most efficient, delivering the highest return on average capital employed compared to key international competitors.

RESULTS & HIGHLIGHTS

Industry-leading safety performance.

Zero hydrocarbon spills from owned/operated and long-term leased marine vessels.

Earnings were $3.6 billion, reflecting an improved business environment and continued margin and efficiency capture.

Return on average capital employed was 15 percent, more than double 2009, and consistently leading industry throughout the business cycle.

Downstream capital expenditures were $2.5 billion, including investments in growth markets, high-value products, efficiency improvement, and environmentally driven expenditures.

New facilities at our refineries in Baytown, Texas; Baton Rouge, Louisiana; and, Antwerp, Belgium were completed, increasing ultra-low sulfur diesel supply by 6 million gallons per day.

ExxonMobil and Synthetic Genomics Inc. (SGI) opened a greenhouse at SGI's headquarters in La Jolla, California, to advance the next level of research and testing on algae biofuels.

6.4 million

barrels per day in petroleum product sales, including record sales for *Mobil 1* synthetic motor oil

The Downstream's industry-leading return on average capital employed demonstrates the value of disciplined capital management, operational excellence, and the strength of our global brands.

Downstream Return on Average Capital Employed


ExxonMobil
Integrated Oil Competitor Average(1)
(percent)
40
35
30
25
20
15
10
5
2000
2002
2004
2006
2008
2010

(1) Royal Dutch Shell, BP, and Chevron values are estimated on a consistent basis with ExxonMobil, based on public information.


Mobil

This branded wholesaler station in Illinois is one of more than 26,000 Exxon-, Mobil-, and Esso-branded retail sites providing fuel to millions of customers daily.

Provide Quality, Valued Products and Services to Our Customers

ExxonMobil Downstream provides fuels, lubricants, feedstocks, and other high-value products and services to customers around the world.

Our fuel products and services are brought to market through our four Fuels Marketing business lines: Retail, Industrial and Wholesale, Aviation, and Marine. These businesses provide flexibility to serve the needs of a diverse range of customers. In addition to the millions of customers who visit *Exxon*, *Mobil*, and *Esso* retail service stations around the world, our business-to-business sales channels supply a large customer portfolio that includes a wide range of industries, as well as multinational and local aviation and marine clients. Additionally, ExxonMobil is the No. 1 supplier of lube basestocks and a market leader in synthetic lubricants. Technology leadership, supply reliability, and customer trust underpin the commercial success of our brands. At the forefront of our high-technology finished lubricant brands are *Mobil 1* and *Mobil SHC*. Major automotive and industrial equipment manufacturers trust us to deliver value through leading-edge technologies that protect engines and equipment. Our products provide sustainable solutions such as energy efficiency, fuel economy, extended oil drain intervals, and equipment durability, while maintaining peak performance.


Engines adore
CLEAN.
fuelprogress.com
EXXON

In 2010, Fuels Marketing implemented our Clean campaign, emphasizing the advantages of high-tech additives for our customers' vehicles.

Lead Industry in Efficiency and Effectiveness

We achieve industry-leading cost performance by reducing energy use, leveraging our global scale and integration, and deploying our leading-edge technologies to generate efficiencies.

In our Refining business, energy represents about one-third of the operating cost and remains a focus area for cost efficiency. Improved energy efficiency is a key contributor to our cost performance, and we have consistently outpaced industry in this area. ExxonMobil continues to make significant investments in cogeneration facilities that simultaneously produce electricity and heat or steam. Our Fuels Marketing businesses continue to implement initiatives to capture operating cost efficiencies that have more than offset inflationary pressures over the past several years. At the same time, we are restructuring our Fuels Marketing business towards more efficient and effective distribution channels. In our Lubes and Specialties business, we seek opportunities for packaging design improvements that reduce materials and transportation costs. For example, an initiative to optimize the design of our motor oil bottles has enabled us to reduce plastic and resin consumption by up to 25 percent.

UpClose: *Products with Unique Applications*

ExxonMobil lubricants are used around the world in the most challenging applications. In 2010, 33 miners in Chile were rescued after being trapped more than 2000 feet underground for 69 days. The rescue had a special meaning for ExxonMobil Lubricants and Specialties. The main drilling equipment used 100 percent *Mobil* lubricants to drill the shaft and enable the rescue capsule to descend and lift the miners to safety above the ground.



Largest Global Refiner

Refinery interests	36
Distillation capacity *(barrels per day)*	6.3 million
Lube basestock capacity *(barrels per day)*	131 thousand
Cogeneration capacity *(interest in)*	2,700 megawatts

Diverse Fuels Marketing Customer Base with Global Reach

Branded service stations	~26,000
Commercial customers	~600,000

Global Lubricants Leadership Position

Market position	No. 1 supplier of lube basestocks and synthetic lubricants

Maximize Value from Leading-Edge Technology

Our Downstream research and technology portfolio encompasses a broad range of activities to address business challenges. We focus on developing and deploying high-impact technologies that maximize the efficiency and value of our existing assets as well as identifying game-changing technologies to sustain our competitive advantage.

ExxonMobil has a rich legacy of downstream technology leadership, developing Fluid Catalytic Cracking, Catalytic Reforming, and the world's first synthetic lubricant. We continue to build on this leadership. For example, we have recently deployed step-out catalysts to enable increased production of ultra-low sulfur diesel. We are also progressing research efforts in advanced algae-based biofuels. In 2010, ExxonMobil Research and Engineering Company and Synthetic Genomics Inc. opened a new greenhouse research and testing facility, entering an important second stage in the collaboration to develop strains of algae that could produce refinery feedstock and make transportation fuels. This high-tech greenhouse supplements ongoing laboratory activity with additional research in a more real-world environment. Here, scientists and engineers experiment with different algae growth systems, light levels, temperature conditions, carbon dioxide amounts, and nutrient concentrations to better evaluate whether large-scale volumes of affordable biofuel can be made from algae. If successful, advanced biofuels could help meet the world's growing demand for transportation fuels.

Capitalize on Integration

Integration between business functions is a competitive advantage that delivers value through the identification of attractive investment opportunities, implementation of best practices, application of advantaged technology, and optimization of operations.

Leading industry with more than 75% of our refining capacity integrated with chemical and/or lubes

In the Downstream, we use an integrated approach to develop new business opportunities and optimize our global operations. For example, in support of the Upstream, our global supply organization manages the economic placement of over 2 million barrels a day of equity crude. At our manufacturing sites, we use computer models to optimize operations on an integrated basis to produce the highest-value fuel products, chemicals, lubricants, and asphalts. Our refineries are more than 60 percent larger than the industry average with more conversion capacity and more integration with chemical and lubes operations. We leverage proprietary Molecule Management technology at our integrated sites to ensure the highest-value products are produced. Integrated Business Teams combine manufacturing, supply, technology, logistics, and marketing expertise to optimize margin capture and maximize shareholder value. Our global scale and level of integration are structural advantages that are difficult for competitors to replicate.

INTEGRATED SUPPLY CHAIN

ExxonMobil maximizes value across the entire supply chain, from the wellhead to the customer. Through integration, we are able to capture new opportunities and deliver greater value than any of our businesses could achieve on a stand-alone basis.


Crude and Feedstocks
Refining & Supply
Chemical
Fuels Marketing
Retail, Industrial and Wholesale, Aviation, and Marine fuels
Lubricants & Specialties
Finished lubes, asphalt, and wax

ExxonMobil Chemical, one of the largest chemical companies in the world, had a record year in 2010 with performance unmatched by competition. Our competitive advantages are the result of disciplined execution of our strategies over many business cycles.

Chemical



(Photo) *A new steam-cracking furnace is in transit to be installed as part of our Singapore expansion. The furnace is the largest of its kind: 15 stories tall, weighing the equivalent of five jumbo commercial airplanes. Employing our state-of-the-art proprietary technology, this is one of seven furnaces that are part of a feed-flexible steam cracker adding 1 million tonnes per year of ethylene capacity. When the project is complete, Singapore will be the site of ExxonMobil's largest integrated complex in the world.*

STRATEGIES

- **Focus on businesses that capitalize on core competencies**
- **Build proprietary technology positions**
- **Capture full benefits of integration across ExxonMobil operations**
- **Consistently deliver best-in-class performance**
- **Selectively invest in advantaged projects** – We manage our capital portfolio to enhance our access to advantaged feedstocks, deploy lower-cost processes, and grow premium products. Our advantaged growth projects deliver superior returns throughout the business cycle and are durable over a wide range of market conditions. Efficiency projects make up an appreciable portion of our investment. We continue to invest in technology to make further breakthroughs in products and processes to maintain and extend our competitive advantage.



COMPETITIVE ADVANTAGES

Balanced Portfolio Quality • Our unique mix of commodity and specialty businesses, as well as the strength across the individual businesses in our portfolio, delivers superior performance relative to competition throughout the business cycle.

Disciplined Investing • A highly structured capital management approach ensures that we invest in projects with feedstock, technology, and marketing advantages that can compete in the toughest market environments.

High-Impact Technologies • Proprietary technology expands our access to advantaged feedstock, reduces the cost of our manufacturing processes, and fosters growth of higher-value premium products with unique attributes.

Operational Excellence • We strive for best-in-class performance in areas such as safety, reliability, energy efficiency, and quality through disciplined practices and systems.

Global Integration • Synergies with our Upstream and Downstream deliver benefits through the physical integration of sites, joint feedstock and facilities planning, global competency networks, and sharing of services and best practices. As a result, we capture cost and capital efficiencies while upgrading refining and gas molecules to their highest value.

Chemical



Record earnings

for our Chemical company of

$4.9 billion



Pictured above is a bale of butyl rubber, a specialty polymer we produce around the world. In 2010, we expanded our capacity in Kawasaki, Japan, by more than 20 percent.

UNIQUE ADVANTAGES OVER COMPETITION

ExxonMobil Chemical's unique combination of advantaged feedstocks, lower-cost processes, and premium products is unmatched in the industry. Since 2001, we have achieved returns that are more than double that of our competition, including both chemical companies and the chemical operations of integrated oil companies. Key to this performance is our integration with the Upstream and Downstream businesses. This provides a secure source of molecules that we upgrade to the highest value for our shareholders.

Our proprietary technology delivers manufacturing efficiencies and enables real-time feedstock optimization. Technology also underpins the ongoing strengthening of our product portfolio and allows us to develop new products that provide benefits to our customers.

BUSINESS ENVIRONMENT

We expect global commodity chemical demand to grow approximately 4 to 5 percent per year over the next decade, about 2 percent above gross domestic product (GDP). Demand growth is expected to be led by Asia Pacific, particularly China and India. ExxonMobil is able to supply this demand from our competitive capacity in both Asia Pacific and the Middle East. In the major markets outside of Asia Pacific, growth is expected to be in line with GDP. We are well-positioned in North America and Europe with highly competitive, world-scale assets.

Our Chemical business is expected to continue to grow and, when leveraged with our unique strengths, is positioned to create substantial value for our shareholders.

UpClose: *Sustainability*

ExxonMobil Chemical is committed to the principles of sustainability, which reflect the need to balance economic growth, social development, and environmental concerns. We reduce material and energy use in our manufacturing operations to minimize our environmental impact.

To promote sustainability for our customers, we continually upgrade our products by making them stronger and easier to process. This reduces raw material use and finished product weight, reducing the energy used in transport and related emissions. Examples of products that reduce energy usage include stronger, lighter-weight plastics, advanced polymers that help tires maintain air pressure, and basestocks for advanced lubricants. Reduced energy usage conserves resources and reduces emissions, the essence of sustainability.

A recently published, industry-commissioned, and independently validated study concluded that for every unit of carbon dioxide (CO_2) emitted by the chemical industry over the product life cycle, more than two units of CO_2 are saved through the use of these products and technologies.

CHEMICAL STATISTICAL RECAP	2010	2009	2008	2007	2006
Earnings *(millions of dollars)*	**4,913**	2,309	2,957	4,563	4,382
Prime product sales[1] *(thousands of tonnes)*	**25,891**	24,825	24,982	27,480	27,350
Average capital employed[2] *(millions of dollars)*	**18,680**	16,560	14,525	13,430	13,183
Return on average capital employed[2] *(percent)*	**26.3**	13.9	20.4	34.0	33.2
Capital expenditures *(millions of dollars)*	**2,215**	3,148	2,819	1,782	756

(1) Prime product sales include ExxonMobil's share of equity-company volumes and finished-product transfers to the Downstream.

(2) See Frequently Used Terms on pages 36 through 37.

2010 was a record year for ExxonMobil Chemical Company.
We outpaced competition in both safety and financial performance.

RESULTS & HIGHLIGHTS

Workforce safety performance was best-ever for ExxonMobil Chemical. We continue to lead our competitors in lost-time injury performance.

Earnings were a record $4.9 billion, reflecting the positive impacts of advantaged feedstock, a high degree of integration, and record earnings from our specialty businesses.

Return on average capital employed was 26 percent, averaging 20 percent over the last 10 years, outperforming competition throughout the business cycle.

Prime product sales of 25.9 million tonnes were 4 percent higher than 2009, including an 8-percent increase in specialty sales. Total sales reflect industry demand recovery and the start-up of new capacity at our joint venture in Fujian, China.

Chemical capital expenditures were $2.2 billion, as construction activity peaked on our world-scale project in Singapore. We continued disciplined investment in specialty business growth and high-return efficiency projects.

The Shanghai Technology Center was commissioned to support premium product growth in Asia Pacific.

20 percent

average return on capital employed over the last 10 years, more than double that of competition

---

ExxonMobil Chemical expanded our competitive advantage in return on capital employed both at the top and bottom of the last business cycle.

Chemical Return on Average Capital Employed

ExxonMobil ■ Major Chemical Competitor Average(1)
(percent)


35
30
25
20
15
10
5
2000
2002
2004
2006
2008
2010

(1) Competitor values are estimated on a consistent basis with ExxonMobil and based on public information. Chemical segments only: Dow Chemical, Chevron (through 2009), BP (through 2004), Royal Dutch Shell.



Our recently commissioned 220,000-square-foot Shanghai Technology Center in China will deliver innovative customer applications. It is equipped with more than 160 analytical and testing instruments, as well as 22 development-scale and 16 commercial-scale product processing machines.



The Baytown Olefins Plant combines many of ExxonMobil Chemical's strengths including world-scale efficiency, feedstock flexibility, proprietary technology, and integration. This facility produces over 2 million tonnes per year of product to support a number of our commodity and specialty businesses.

Chemical Strategies Deliver Unparalleled Advantages

In addition to investing in advantaged projects, we generate substantial competitive advantage through our product portfolio, proprietary technology, integration, and commitment to operational excellence.

Focus on Businesses that Capitalize on Core Competencies ExxonMobil's product portfolio is a unique combination of commodity and specialty businesses developed through proprietary technology instead of acquisitions. We have focused our portfolio on products that deliver high growth and high value. More than 90 percent of our businesses have a No. 1 or No. 2 global market position. Our world-scale commodity chemicals capture upside earnings when industry margins are strong. Our specialty chemicals provide a stable yet growing earnings base and significantly benefit from a lower-cost structure, enabled by feedstock and scale advantages when produced at the same integrated sites as our commodity chemicals.

Build Proprietary Technology Positions

Advantaged Feedstocks • Proprietary technology helps us to process the broadest range of feedstocks in industry. The combination of our integration, advanced optimization tools, and flexible process designs allows our plants to respond quickly to changes in feedstock quality, availability, and cost.

Lower-Cost Manufacturing Processes • We rigorously improve our manufacturing cost performance by using advanced processes and catalyst technologies to deliver improved energy efficiency, greater reliability, and increased yields.

Premium Products • Breakthroughs in catalyst and product technologies provide higher-value products that are stronger and easier to process, allowing our customers to use less material and be more energy efficient. Our proprietary product and application technologies allow us to tailor innovative solutions for our customers.

Capture Full Benefits of Integration Across ExxonMobil Operations More than 90 percent of the chemical capacity that ExxonMobil owns and operates is integrated with our large refineries or natural gas processing plants. Our world-scale, integrated assets have substantial flexibility to process a wide range of feedstocks, allowing us to optimize molecules and product streams between refinery and chemical units at our facilities. Through our integrated model, we upgrade molecules to their highest value, providing lower-cost raw materials for our businesses.

Consistently Deliver Best-in-Class Performance A disciplined approach to improve safety, reliability, energy efficiency, and quality continues to increase the contribution of our assets. Application of our Operations Integrity Management System drives operational excellence, and, along with benchmarking and internal metrics, helps us achieve industry-leading performance. Our global organization enables rapid, consistent implementation of best practices and new technology while facilitating resource sharing. This approach creates competitive advantage through lower costs and higher margins for our businesses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of Exxon Mobil Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Exxon Mobil Corporation and its subsidiaries as of December 31, 2010, and 2009, and the related Consolidated Statements of Income, Comprehensive Income, Changes in Equity, and Cash Flows for each of the three years in the period ended December 31, 2010, and in our report dated February 25, 2011, we expressed an unqualified opinion thereon. The consolidated financial statements referred to above (not presented herein) appear in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements (pages 32-34) is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Dallas, Texas
February 25, 2011

SUMMARY OF ACCOUNTING POLICIES AND PRACTICES

The Corporation's accounting and financial reporting fairly reflect its straightforward business model involving the extracting, refining, and marketing of hydrocarbons and hydrocarbon-based products. The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

The summary financial statements include the accounts of those subsidiaries owned directly or indirectly with more than 50 percent of the voting rights held by the Corporation, and for which other shareholders do not possess the right to participate in significant management decisions. They also include the Corporation's share of the undivided interest in certain Upstream assets and liabilities. Amounts representing the Corporation's percentage interest in the net assets and net income of the less-than-majority-owned companies are included in "Investments, advances, and long-term receivables" on the Balance Sheet and "Income from equity affiliates" on the Income Statement.

The "functional currency" for translating the accounts of the majority of Downstream and Chemical operations outside the United States is the local currency. The local currency is also used for Upstream operations that are relatively self-contained and integrated within a particular country. The U.S. dollar is used for operations in countries with a history of high inflation and certain other countries.

Revenues associated with sales of crude oil, natural gas, petroleum and chemical products are recognized when the products are delivered and title passes to the customer.

Inventories of crude oil, products, and merchandise are carried at the lower of current market value or cost (generally determined under the last-in, first-out method – LIFO). Inventories of materials and supplies are valued at cost or less.

The Corporation makes limited use of derivative instruments. When derivatives are used, they are recorded at fair value, and gains and losses arising from changes in their fair value are recognized in income.

The Corporation's exploration and production activities are accounted for under the "successful efforts" method. Depreciation, depletion, and amortization are primarily determined under either the unit-of-production method or the straight-line method. Unit-of-production rates are based on the amount of proved developed reserves of oil, gas, and other minerals that are estimated to be recoverable from existing facilities. The straight-line method is based on estimated asset service life.

The Corporation incurs retirement obligations for certain assets at the time they are installed. The fair values of these obligations are recorded as liabilities on a discounted basis and are accreted over time for the change in their present value. The costs associated with these liabilities are capitalized as part of the related assets and depreciated. Liabilities for environmental costs are recorded when it is probable that obligations have been incurred and the amounts can be reasonably estimated.

The Corporation recognizes the underfunded or overfunded status of defined benefit pension and other postretirement plans as a liability or asset in the balance sheet with the offset in equity, net of deferred taxes.

A variety of claims have been made against ExxonMobil and certain of its consolidated subsidiaries in a number of pending lawsuits and tax disputes. For further information on litigation and tax contingencies, see Notes 15 and 18 to the Consolidated Financial Statements in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet.

The Corporation awards share-based compensation to employees in the form of restricted stock and restricted stock units. Compensation expense is measured by the market price of the restricted shares at the date of grant and is recognized in the income statement over the requisite service period of each award.

Further information on the Corporation's accounting policies and practices can be found in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet (Critical Accounting Policies and Note 1 to the Consolidated Financial Statements).

SUMMARY STATEMENT OF INCOME

(millions of dollars)	**2010**	2009	2008
Revenues and Other Income			
Sales and other operating revenue[(1)]	**370,125**	301,500	459,579
Income from equity affiliates	**10,677**	7,143	11,081
Other income[(2)]	**2,419**	1,943	6,699
Total revenues and other income	**383,221**	310,586	477,359
Costs and Other Deductions			
Crude oil and product purchases	**197,959**	152,806	249,454
Production and manufacturing expenses	**35,792**	33,027	37,905
Selling, general, and administrative expenses	**14,683**	14,735	15,873
Depreciation and depletion	**14,760**	11,917	12,379
Exploration expenses, including dry holes	**2,144**	2,021	1,451
Interest expense	**259**	548	673
Sales-based taxes[(1)]	**28,547**	25,936	34,508
Other taxes and duties	**36,118**	34,819	41,719
Total costs and other deductions	**330,262**	275,809	393,962
Income before income taxes	**52,959**	34,777	83,397
Income taxes	**21,561**	15,119	36,530
Net income including noncontrolling interests	**31,398**	19,658	46,867
Net income attributable to noncontrolling interests	**938**	378	1,647
Net income attributable to ExxonMobil	**30,460**	19,280	45,220
Earnings per Common Share *(dollars)*	**6.24**	3.99	8.70
Earnings per Common Share – Assuming Dilution *(dollars)*	**6.22**	3.98	8.66

(1) Sales and other operating revenue includes sales-based taxes of $28,547 million for 2010, $25,936 million for 2009, and $34,508 million for 2008.
(2) Other income for 2008 includes a $62 million gain from the sale of a non-U.S. investment and a related $143 million foreign exchange loss.

The information in the Summary Statement of Income (for 2008 to 2010), the Summary Balance Sheet (for 2009 and 2010), and the Summary Statement of Cash Flows (for 2008 to 2010), shown on pages 32 through 34, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet.

Functional Earnings and Net Income[(1)]


Upstream
Downstream
Chemical
Corporate and Financing
Net Income(1)
(billions of dollars)
50
40
30
20
10
0
2006
2007
2008
2009
2010

(1) Net income attributable to ExxonMobil.

ExxonMobil delivered earnings of $30.5 billion in 2010, which included record results in our Chemical business. We continue to leverage our strong integrated business model for earnings and efficiency advantages.

Strong Cash Flows[(1)]


Operations
Asset Sales
Plant Adds and Net Investments/Advances
(billions of dollars)
75
50
25
0
–25
–50
Uses Sources
2006
2007
2008
2009
2010

(1) Net cash from operating and investing activities, excluding changes in restricted cash and cash equivalents, and marketable securities (see page 33).

Strong cash flow from operations and asset sales is more than sufficient to fund a growing level of investments in the business. We continue to generate strong operating cash flows from our highly efficient capital base.

SUMMARY STATEMENT OF CASH FLOWS

(millions of dollars)	**2010**	2009	2008
Cash Flows from Operating Activities			
Net income including noncontrolling interests	**31,398**	19,658	46,867
Adjustments for noncash transactions			
Depreciation and depletion	**14,760**	11,917	12,379
Deferred income tax charges/(credits)	**(1,135)**	–	1,399
Postretirement benefits expense in excess of/(less than) net payments	**1,700**	(1,722)	57
Other long-term obligation provisions in excess of/(less than) payments	**160**	731	(63)
Dividends received greater than/(less than) equity in current earnings of equity companies	**(596)**	(483)	921
Changes in operational working capital, excluding cash and debt			
Reduction/(increase) – Notes and accounts receivable	**(5,863)**	(3,170)	8,641
– Inventories	**(1,148)**	459	(1,285)
– Other current assets	**913**	132	(509)
Increase/(reduction) – Accounts and other payables	**9,943**	1,420	(5,415)
Net (gain) on asset sales	**(1,401)**	(488)	(3,757)
All other items – net	**(318)**	(16)	490
Net cash provided by operating activities	**48,413**	28,438	59,725
Cash Flows from Investing Activities			
Additions to property, plant and equipment	**(26,871)**	(22,491)	(19,318)
Sales of subsidiaries, investments, and property, plant and equipment	**3,261**	1,545	5,985
Decrease/(increase) in restricted cash and cash equivalents	**(628)**	–	–
Additional investments and advances	**(1,239)**	(2,752)	(2,495)
Collection of advances	**1,133**	724	574
Additions to marketable securities	**(15)**	(16)	(2,113)
Sales of marketable securities	**155**	571	1,868
Net cash used in investing activities	**(24,204)**	(22,419)	(15,499)
Cash Flows from Financing Activities			
Additions to long-term debt	**1,143**	225	79
Reductions in long-term debt	**(6,224)**	(68)	(192)
Additions to short-term debt	**598**	1,336	1,067
Reductions in short-term debt	**(2,436)**	(1,575)	(1,624)
Additions/(reductions) in debt with three months or less maturity	**709**	(71)	143
Cash dividends to ExxonMobil shareholders	**(8,498)**	(8,023)	(8,058)
Cash dividends to noncontrolling interests	**(281)**	(280)	(375)
Changes in noncontrolling interests	**(7)**	(113)	(419)
Tax benefits related to stock-based awards	**122**	237	333
Common stock acquired	**(13,093)**	(19,703)	(35,734)
Common stock sold	**1,043**	752	753
Net cash used in financing activities	**(26,924)**	(27,283)	(44,027)
Effects of exchange rate changes on cash	**(153)**	520	(2,743)
Increase/(decrease) in cash and cash equivalents	**(2,868)**	(20,744)	(2,544)
Cash and cash equivalents at beginning of year	**10,693**	31,437	33,981
Cash and cash equivalents at end of year	**7,825**	10,693	31,437

Non-Cash Transactions

The Corporation acquired all the outstanding equity of XTO Energy Inc. in an all-stock transaction valued at $24,659 million in 2010 (see Note 19 in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet.

The information in the Summary Statement of Income (for 2008 to 2010), the Summary Balance Sheet (for 2009 and 2010), and the Summary Statement of Cash Flows (for 2008 to 2010), shown on pages 32 through 34, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet.

SUMMARY BALANCE SHEET AT YEAR END

(millions of dollars)	**2010**	2009
Assets		
Current assets		
Cash and cash equivalents	**7,825**	10,693
Cash and cash equivalents – restricted	**628**	–
Marketable securities	**2**	169
Notes and accounts receivable, less estimated doubtful amounts	**32,284**	27,645
Inventories		
Crude oil, products and merchandise	**9,852**	8,718
Materials and supplies	**3,124**	2,835
Other current assets	**5,269**	5,175
Total current assets	**58,984**	55,235
Investments, advances and long-term receivables	**35,338**	31,665
Property, plant and equipment, at cost, less accumulated depreciation and depletion	**199,548**	139,116
Other assets, including intangibles, net	**8,640**	7,307
Total assets	**302,510**	233,323
Liabilities		
Current liabilities		
Notes and loans payable	**2,787**	2,476
Accounts payable and accrued liabilities	**50,034**	41,275
Income taxes payable	**9,812**	8,310
Total current liabilities	**62,633**	52,061
Long-term debt	**12,227**	7,129
Postretirement benefits reserves	**19,367**	17,942
Deferred income tax liabilities	**35,150**	23,148
Other long-term obligations	**20,454**	17,651
Total liabilities	**149,831**	117,931
Commitments and contingencies	*See footnote 1*	
Equity		
Common stock without par value	**9,371**	5,503
Earnings reinvested	**298,899**	276,937
Accumulated other comprehensive income		
Cumulative foreign exchange translation adjustment	**5,011**	4,402
Postretirement benefits reserves adjustment	**(9,889)**	(9,863)
Unrealized gain/(loss) on cash flow hedges	**55**	–
Common stock held in treasury	**(156,608)**	(166,410)
ExxonMobil share of equity	**146,839**	110,569
Noncontrolling interests	**5,840**	4,823
Total equity	**152,679**	115,392
Total liabilities and equity	**302,510**	233,323

(1) For more information, please refer to Note 15 in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet.

The information in the Summary Statement of Income (for 2008 to 2010), the Summary Balance Sheet (for 2009 and 2010), and the Summary Statement of Cash Flows (for 2008 to 2010), shown on pages 32 through 34, corresponds to the information in the Consolidated Statement of Income, Consolidated Balance Sheet, and the Consolidated Statement of Cash Flows in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet. See also Management's Discussion and Analysis of Financial Condition and Results of Operations and other information in ExxonMobil's 2010 Financial Statements and Supplemental Information booklet.

DIVIDEND AND SHAREHOLDER RETURN INFORMATION

	2010	2009	2008	2007	2006
Earnings per common share *(dollars)*	**6.24**	3.99	8.70	7.31	6.64
Earnings per common share – assuming dilution *(dollars)*	**6.22**	3.98	8.66	7.26	6.60
Dividends per common share *(dollars)*					
First quarter	**0.42**	0.40	0.35	0.32	0.32
Second quarter	**0.44**	0.42	0.40	0.35	0.32
Third quarter	**0.44**	0.42	0.40	0.35	0.32
Fourth quarter	**0.44**	0.42	0.40	0.35	0.32
Total	**1.74**	1.66	1.55	1.37	1.28
Dividends per share growth *(annual percent)*	**4.8**	7.1	13.1	7.0	12.3
Number of common shares outstanding *(millions)*					
Average	**4,885**	4,832	5,194	5,557	5,948
Average – assuming dilution	**4,897**	4,848	5,221	5,594	5,987
Year end	**4,979**	4,727	4,976	5,382	5,729
Cash dividends paid on common stock *(millions of dollars)*	**8,498**	8,023	8,058	7,621	7,628
Cash dividends paid to earnings *(percent)*	**28**	42	18	19	19
Cash dividends paid to cash flow[(1)] *(percent)*	**18**	28	13	15	15
Total return to shareholders *(annual percent)*	**10.1**	(12.6)	(13.2)	24.3	39.2
Market quotations for common stock *(dollars)*					
High	**73.69**	82.73	96.12	95.27	79.00
Low	**55.94**	61.86	56.51	69.02	56.42
Average daily close	**64.99**	70.95	82.68	83.23	65.35
Year-end close	**73.12**	68.19	79.83	93.69	76.63

(1) Net cash provided by operating activities.

Cumulative Distributions to Shareholders


Dividends
Share Purchases to Reduce Shares Outstanding
(billions of dollars)
175
150
125
100
75
50
25
2006
2007
2008
2009
2010

ExxonMobil has distributed more than $154 billion to our shareholders in the last five years through quarterly dividend payments and share purchases to reduce shares outstanding. We have increased annual dividends per share in each of the last 28 years.

Increasing Ownership


Indexed Growth Per Share Since 2006
(indexed, 2006 = 100)
150
125
100
75
50
25
Production
Proved Reserves
Refinery Throughput
Chemical Prime Product Sales

Share purchases have enhanced per share ownership of the business. Each share of ExxonMobil has an interest in 28 percent more production volumes, 32 percent more proved reserves, 14 percent more refinery throughput and 15 percent more chemical prime product sales than it did five years ago.

Frequently Used Terms

Listed below are definitions of several of ExxonMobil's key business and financial performance measures and other terms. These definitions are provided to facilitate understanding of the terms and their calculation.

CASH FLOW FROM OPERATIONS AND ASSET SALES

Cash flow from operations and asset sales is the sum of the net cash provided by operating activities and proceeds from sales of subsidiaries, investments, and property, plant and equipment from the Summary Statement of Cash Flows. This cash flow is the total sources of cash from both operating the Corporation's assets and from the divesting of assets. The Corporation employs a long-standing and regular disciplined review process to ensure that all assets are contributing to the Corporation's strategic objectives. Assets are divested when they are no longer meeting these objectives or are worth considerably more to others. Because of the regular nature of this activity, we believe it is useful for investors to consider sales proceeds together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities, including shareholder distributions.

(millions of dollars)	2010	2009	2008
Net cash provided by operating activities	**48,413**	28,438	59,725
Sales of subsidiaries, investments and property, plant and equipment	**3,261**	1,545	5,985
Cash flow from operations and asset sales	**51,674**	29,983	65,710

CAPITAL EMPLOYED

Capital employed is a measure of net investment. When viewed from the perspective of how the capital is used by the businesses, it includes ExxonMobil's net share of property, plant and equipment and other assets less liabilities, excluding both short-term and long-term debt. When viewed from the perspective of the sources of capital employed in total for the Corporation, it includes ExxonMobil's share of total debt and equity. Both of these views include ExxonMobil's share of amounts applicable to equity companies, which the Corporation believes should be included to provide a more comprehensive measure of capital employed.

(millions of dollars)	2010	2009	2008
Business Uses: Asset and Liability Perspective			
Total assets	**302,510**	233,323	228,052
Less liabilities and noncontrolling interests share of assets and liabilities			
Total current liabilities excluding notes and loans payable	**(59,846)**	(49,585)	(46,700)
Total long-term liabilities excluding long-term debt	**(74,971)**	(58,741)	(54,404)
Noncontrolling interests share of assets and liabilities	**(6,532)**	(5,642)	(6,044)
Add ExxonMobil share of debt-financed equity-company net assets	**4,875**	5,043	4,798
Total capital employed	**166,036**	124,398	125,702
Total Corporate Sources: Debt and Equity Perspective			
Notes and loans payable	**2,787**	2,476	2,400
Long-term debt	**12,227**	7,129	7,025
ExxonMobil share of equity	**146,839**	110,569	112,965
Less noncontrolling interests share of total debt	**(692)**	(819)	(1,486)
Add ExxonMobil share of equity-company debt	**4,875**	5,043	4,798
Total capital employed	**166,036**	124,398	125,702

CAPITAL AND EXPLORATION EXPENDITURES (Capex)

Capital and exploration expenditures are the combined total of additions at cost to property, plant and equipment and exploration expenses on a before-tax basis from the Summary Statement of Income. ExxonMobil's Capex includes its share of similar costs for equity companies. Capex excludes depreciation on the cost of exploration support equipment and facilities recorded to property, plant and equipment when acquired. While ExxonMobil's management is responsible for all investments and elements of net income, particular focus is placed on managing the controllable aspects of this group of expenditures.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROCE)

Return on average capital employed is a performance measure ratio. From the perspective of the business segments, ROCE is annual business segment earnings divided by average business segment capital employed (average of beginning- and end-of-year amounts). These segment earnings include ExxonMobil's share of segment earnings of equity companies, consistent with our definition of capital employed, and exclude the cost of financing. The Corporation's total ROCE is net income attributable to ExxonMobil excluding the after-tax cost of financing, divided by total corporate average capital employed. The Corporation has consistently applied its ROCE definition for many years and views it as the best measure of historical capital productivity in our capital-intensive, long-term industry, both to evaluate management's performance and to demonstrate to shareholders that capital has been used wisely over the long term. Additional measures, which are more cash flow-based, are used to make investment decisions.

(millions of dollars)	**2010**	2009	2008
Net income attributable to ExxonMobil	**30,460**	19,280	45,220
Financing costs (after tax)			
Gross third-party debt	**(803)**	(303)	(343)
ExxonMobil share of equity companies	**(333)**	(285)	(325)
All other financing costs – net	**35**	(483)	1,485
Total financing costs	**(1,101)**	(1,071)	817
Earnings excluding financing costs	**31,561**	20,351	44,403
Average capital employed	**145,217**	125,050	129,683
Return on average capital employed – corporate total	**21.7%**	16.3%	34.2%

PROVED RESERVES

Proved reserves in this publication for 2009 and later years are based on current SEC definitions, but for prior years, the referenced proved reserve volumes are determined on bases that differ from SEC definitions in effect at the time. Specifically, for years prior to 2009 included in our five-year average replacement ratio, reserves are determined using the SEC pricing basis but including oil sands and our pro-rata share of equity company reserves for all periods. Prior to 2009, oil sands and equity company reserves were not included in proved oil and gas reserves as defined by the SEC. In addition, prior to 2009, the SEC defined price as the market price on December 31; beginning in 2009, the SEC changed the definition to the average of the market prices on the first day of each calendar month during the year. For years prior to 2009 included in our 17 straight years of at least 100-percent replacement, reserves are determined using the price and cost assumptions we use in managing the business, not the historical prices used in SEC definitions. Reserves determined on ExxonMobil's pricing basis also include oil sands and equity company reserves for all periods.

RESOURCES, RESOURCE BASE, AND RECOVERABLE RESOURCES

Resources, resource base, recoverable resources, recoverable oil, recoverable hydrocarbons, and similar terms used in this report are the total remaining estimated quantities of oil and gas that are expected to be ultimately recoverable. ExxonMobil refers to new discoveries and acquisitions of discovered resources as resource additions. The resource base includes quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future. The term "resource base" is not intended to correspond to SEC definitions such as "probable" or "possible" reserves.

PROVED RESERVES REPLACEMENT RATIO

The reserves replacement ratio is calculated for a specified period utilizing the applicable proved oil-equivalent reserves additions divided by oil-equivalent production. See "Proved Reserves" above.

EXPLORATION RESOURCE ADDITION COST

Exploration resource addition cost per oil-equivalent barrel is a performance measure that is calculated using the Exploration portion of Upstream capital and exploration expenditures divided by exploration resource additions (in oil-equivalent barrels). ExxonMobil refers to new discoveries, and the unproved portion of discovered resources that were acquired, as exploration resource additions. Exploration resource additions include quantities of oil and gas that are not yet classified as proved reserves, but which ExxonMobil believes will likely be moved into the proved reserves category and produced in the future. The impact of the XTO Energy Inc. merger transaction is excluded from this calculation.

	2010	2009	2008
Exploration portion of Upstream capital and exploration expenditures *(millions of dollars)*	**4,121**	3,718	2,871
Exploration resource additions *(millions of oil-equivalent barrels)*	**4,725**	2,860	2,230
Exploration resource addition cost per oil-equivalent barrel *(dollars)*	**0.87**	1.30	1.29

Directors, Officers, and Affiliated Companies*

BOARD OF DIRECTORS



Edward E. Whitacre, Jr.
Former Chairman of the Board, General Motors Company (automaker); Chairman Emeritus, AT&T (telecommunications)

Peter Brabeck-Letmathe
Chairman of the Board, Nestlé (nutrition, health and wellness)

Jay S. Fishman
Chairman of the Board and Chief Executive Officer, The Travelers Companies (property and casualty insurance)

Marilyn Carlson Nelson
Chairman of the Board, Carlson (travel, hotel, restaurant, and marketing services)

Rex W. Tillerson
Chairman of the Board and Chief Executive Officer

STANDING COMMITTEES OF THE BOARD

Audit Committee
M.J. Boskin (Chair), P. Brabeck-Letmathe, L.R. Faulkner, S.S Reinemund

Board Affairs Committee
M.C. Nelson (Chair), K.C. Frazier, W.W. George, S.J. Palmisano

Compensation Committee
W.W. George (Chair), J.S. Fishman, S.J. Palmisano, E.E. Whitacre, Jr.

Finance Committee
R.W. Tillerson (Chair), M.J. Boskin, P. Brabeck-Letmathe, L.R. Faulkner, S.S Reinemund

Public Issues and Contributions Committee
E.E. Whitacre, Jr. (Chair), J.S. Fishman, K.C. Frazier, M.C. Nelson

Executive Committee
R.W. Tillerson (Chair), M.J. Boskin, W.W. George, M.C. Nelson, S.J. Palmisano

FUNCTIONAL AND SERVICE ORGANIZATIONS

Upstream

N.W. Duffin — *President, ExxonMobil Development Company*(1)

S.M. Greenlee — *President, ExxonMobil Exploration Company*(1)

R.M. Kruger — *President, ExxonMobil Production Company*(1)

S.N. Ortwein — *President, ExxonMobil Upstream Research Company*

T.R. Walters — *President, ExxonMobil Gas & Power Marketing Company*(1)

J.P. Williams, Jr. — *President, XTO Energy Inc.*(1)

Downstream

H.R. Cramer — *President, ExxonMobil Fuels Marketing Company*(1)

S.J. Glass, Jr. — *President, ExxonMobil Refining & Supply Company*(1)

A.J. Kelly — *President, ExxonMobil Lubricants & Petroleum Specialties Company*(1)

R.V. Pisarczyk — *President, ExxonMobil Research and Engineering Company*

Chemical

S.D. Pryor — *President, ExxonMobil Chemical Company*(1)

Other

N.A. Chapman — *President, ExxonMobil Global Services Company*



Steven S Reinemund
Dean of Business, Wake Forest University; Retired Executive Chairman of the Board, PepsiCo (consumer food products)

Kenneth C. Frazier
President and Chief Executive Officer, Merck & Company (pharmaceuticals)

Michael J. Boskin
T.M. Friedman Professor of Economics and Senior Fellow, Hoover Institution, Stanford University

Larry R. Faulkner
President, Houston Endowment (charitable foundation); President Emeritus, The University of Texas at Austin

Samuel J. Palmisano
Presiding Director; Chairman of the Board, President, and Chief Executive Officer, International Business Machines Corporation (computer hardware, software, business consulting, and information technology services)

William W. George
Professor of Management Practice, Harvard University; Former Chairman and Chief Executive Officer, Medtronic, Inc. (medical technology)

OFFICERS

R.W. Tillerson	*Chairman of the Board*[1]
M.W. Albers	*Senior Vice President*[1]
M.J. Dolan	*Senior Vice President*[1]
D.D. Humphreys	*Senior Vice President and Treasurer*[1]
A.P. Swiger	*Senior Vice President*[1]
S.J. Balagia	*Vice President and General Counsel*[1]
L.J. Cavanaugh	*Vice President – Human Resources*
K.P. Cohen	*Vice President – Public and Government Affairs*
W.M. Colton	*Vice President – Corporate Strategic Planning*[1]
H.R. Cramer	*Vice President*[1]
T.M. Fariello	*Vice President – Washington Office*
R.S. Franklin	*Vice President and President – ExxonMobil Upstream Ventures*[1]
S.J. Glass, Jr.	*Vice President*[1]
S.M. Greenlee	*Vice President*[1]
A.J. Kelly	*Vice President*[1]
R.M. Kruger	*Vice President*[1]
P.T. Mulva	*Vice President and Controller*[1]
O.K. Owen	*Vice President – Safety, Security, Health & Environment*
S.D. Pryor	*Vice President*[1]
D.S. Rosenthal	*Vice President – Investor Relations and Secretary*[1]
J.M. Spellings, Jr.	*Vice President and General Tax Counsel*[1]
S.K. Stuewer	*Vice President – Environmental Policy & Planning*
T.R. Walters	*Vice President*[1]

* As of January 1, 2011
(1) Required to file reports under Section 16 of the Securities Exchange Act of 1934.

Investor Information

ExxonMobil offers our shareholders a wide range of services and several ways to access important company information.

Shareholder Services
Shareholder inquiries should be addressed to ExxonMobil Shareholder Services at Computershare Trust Company, N.A., ExxonMobil's transfer agent:

ExxonMobil Shareholder Services
P.O. Box 43078
Providence, RI 02940-3078

1-800-252-1800
(Within the U.S. and Canada)

1-781-575-2058
(Outside the U.S. and Canada)

An automated voice-response system is available 24 hours a day, 7 days a week. Service representatives are available during normal business hours.

Registered shareholders can access information about their ExxonMobil stock accounts via the Internet at *computershare.com/exxonmobil*.

Stock Purchase and Dividend Reinvestment Plan
Computershare Trust Company, N.A. sponsors a stock purchase and dividend reinvestment plan, the Computershare Investment Plan for Exxon Mobil Corporation Common Stock. For more information and plan materials, go to *computershare.com/exxonmobil* or call or write ExxonMobil Shareholder Services.

Dividend Direct Deposit
Shareholders may have their dividends deposited directly into their U.S. bank accounts. If you would like to elect this option, go to *computershare.com/exxonmobil* or call or write ExxonMobil Shareholder Services for an authorization form.

Corporate Governance
Our Corporate Governance Guidelines and related materials are available by selecting "investors" on our Web site at *exxonmobil.com*.

ExxonMobil Publications
The publications listed below, all of which, when published, can be found on the Internet at *exxonmobil.com*, are available without charge to shareholders. Requests for printed copies should be directed to ExxonMobil Shareholder Services.

- *2010 Summary Annual Report*
- *2010 Annual Report on Form 10-K*
- *2010 Financial and Operating Review,* a report on ExxonMobil's businesses, strategies, and results
- *2010 Corporate Citizenship Report*
- *The Outlook for Energy: A View to 2030*
- *The Lamp,* a shareholder magazine with news and features about ExxonMobil's worldwide activities

Electronic Delivery of Documents
Registered shareholders can receive the following documents online, instead of by mail, by contacting ExxonMobil Shareholder Services:

- Summary Annual Report
- Proxy Statement
- Financial Statements and Supplemental Information
- Tax Documents
- Account Statements

Beneficial shareholders should contact their bank or broker for electronic receipt of proxy voting materials.

Eliminate Annual Report Mailings
Registered shareholders may eliminate annual report mailings by marking their proxy card, or by writing or calling ExxonMobil Shareholder Services.

Beneficial shareholders should contact their bank or broker to eliminate annual report mailings.

Exxon Mobil Corporation has numerous affiliates, many with names that include *ExxonMobil, Exxon, Mobil,* and *Esso.* For convenience and simplicity, those terms and terms such as Corporation, company, our, we, and its are sometimes used as abbreviated references to specific affiliates or affiliate groups. Abbreviated references describing global or regional operational organizations, and global or regional business lines are also sometimes used for convenience and simplicity. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others. For convenience and simplicity, words such as venture, joint venture, partnership, co-venturer, and partner are used to indicate business and other relationships involving common activities and interests, and those words may not indicate precise legal relationships.

Included in this *Summary Annual Report* are financial and operating highlights and summary financial statements. For complete financial statements, including notes, please refer to ExxonMobil's 2010 Financial Statements and Supplemental Information booklet included in the *Summary Annual Report* mailing. The Financial Statements and Supplemental Information booklet also includes Management's Discussion and Analysis of Financial Condition and Results of Operations. The "investors" section of ExxonMobil's Web site (*exxonmobil.com*), contains the Proxy Statement and other company publications, including ExxonMobil's *Financial and Operating Review*. These publications provide additional detail about the company's global operations.

The following are trademarks, service marks, or proprietary process names of Exxon Mobil Corporation or one of its affiliates: *ExxonMobil, Esso, Exxon, Mobil, Mobil 1, Mobil SHC, Controlled Freeze Zone, Fast Drill,* and *Taking on the World's Toughest Energy Challenges.*

General Information

Corporate Headquarters

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Additional copies may be obtained by writing or phoning:

Phone: 972-444-1000
Fax: 972-444-1505

Shareholder Relations

Exxon Mobil Corporation
P.O. Box 140369
Irving, TX 75014-0369

Market Information

The New York Stock Exchange is the principal exchange on which Exxon Mobil Corporation common stock (symbol XOM) is traded.

Annual Meeting

The 2011 Annual Meeting of Shareholders will be held at 9:00 a.m. Central Time on Wednesday, May 25, 2011, at:

The Morton H. Meyerson Symphony Center
2301 Flora Street
Dallas, Texas 75201

The meeting will be audiocast live on the Internet. Instructions for listening to this audiocast will be available on the Internet at *exxonmobil.com* approximately one week prior to the event.

ExxonMobil

EXXONMOBIL ON THE INTERNET

A quick, easy way to get information about ExxonMobil

ExxonMobil publications and important shareholder information are available on the Internet at *exxonmobil.com*:

- Publications
- Stock Quote
- Dividend Information
- Contact Information
- Speeches
- News Releases
- Investor Presentations
- Corporate Governance

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ExxonMobil

Corporate Headquarters
5959 Las Colinas Blvd.
Irving, Texas 75039-2298
exxonmobil.com

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